FORM 43-101F1

TECHNICAL REPORT

for the

GOLDEN PROMISE, SOUTH GOLDEN PROMISE
AND VICTORIA LAKE PROPERTIES

BADGER, GRAND FALLS, BUCHANS AND VICTORIA LAKE AREAS

NTS 12A/06, 09, 10, 15, 16 and 02D/13

NEWFOUNDLAND AND LABRADOR

for

CROSSHAIR EXPLORATION & MINING CORPORATION

Prepared by:

Qualified Persons

Larry R. Pilgrim, B.Sc. P. Geo.

And

Gary H. Giroux, P.Eng. MASc.

April 30, 2008

As amended September 23, 2008

LIST OF TABLES

Table 16: Summary of specific gravity determinations	87
Table 17: Summary of Kriging Search Parameters	88
Table 18: MINERALIZED PORTION OF VEIN	90
INFERRED RESOURCE	90
Table 19: DILUTED VEIN	90
INFERRED RESOURCE	90

LIST OF FIGURES

1.0     SUMMARY

This 43-101F1 Technical report on the Golden Promise, South Golden Promise and Victoria Lake Properties (“the Properties”) was prepared at the request of Crosshair Exploration & Mining Corporation (“Crosshair”) in April 2008. The Properties collectively comprise 1,745 map-staked claims in fourteen licences covering 43,625 hectares in central Newfoundland. The Golden Promise Property is subject to an option agreement with Paragon Minerals Corporation (“Paragon”) that was signed in May 2006, while the Victoria Lake and South Golden Promise Properties are subject to an option agreement with Paragon that was signed in February 2003. This report will be used by Crosshair to satisfy reporting requirements for the appropriate regulatory authorities including the British Columbia Securities Commission in connection with Crosshair’s proposed “spin-out” of its non-uranium assets by way of Plan of Arrangement.

The Golden Promise Property comprises 1,033 map-staked claims in six licences on NTS sheets 12A/16 and 02D/13. The Property is located immediately west of Grand Falls-Windsor and also encompasses the Town of Badger. The South Golden Promise Property is contiguous to the southwest with the Golden Promise Property, and includes 407 map-staked claims in six licences on NTS sheets 12A/09, 10, 15, and 16. The Victoria Lake Property, located 125 kilometres southwest of Grand Falls-Windsor and 65 kilometres southwest of the Town of Buchans, contains 305 map-staked claims in two licences on NTS sheet 12A/06.

This technical report covers Rubicon Minerals Corporation’s (“Rubicon”) exploration work and results on the Golden Promise Property from August 2002 to August 2003, and again from March 2005 to May 2006; Placer-Dome (CLA) Limited (“Placer”) funded work with Rubicon as operator between August 2003 and March 2005; and Crosshair-funded work from May 2006 to December 2007. The Crosshair-funded program was managed by Rubicon from May 2006 to December 2006 and by Paragon Minerals Corporation (“Paragon”) from December 2006 through December 2007. The report also covers exploration by Rubicon, Paragon and Crosshair on the South Golden Promise and Victoria Lake Properties from January 2003 through February 2008.

Gold-bearing quartz veins on the Golden Promise and South Golden Promise Properties are hosted within Lower Ordovician to Silurian metasedimentary rocks of the Victoria Lake Group and the Caradocian Shale. The style of veining, mineralization, alteration, host rock and tectonism most closely resembles other turbidite-hosted (or slate belt) gold deposits throughout the world. Examples are the turbidite-hosted gold deposits of the Lachlan Fold Belt in central Victoria, Australia and the gold deposits of the Meguma Group, Nova Scotia.

Five visible gold-bearing quartz vein zones (Jaclyn Main, Jaclyn North, Jaclyn South, Christopher, and Shawn’s Shot) have been discovered on the Golden Promise Property and one other (Linda/Snow White) has been discovered on the South Golden Promise Property. Of these, the Jaclyn Main and North Zones are the most advanced. The Jaclyn Main Zone has been intersected over a minimum 800 metre strike length and locally to 265 metres below surface. The zone remains open along strike to the east and down dip. Fifty-five of 65 holes drilled to test the zone’s projected position have intersected visible gold-bearing quartz veins. The Jaclyn North Zone, located 250 metres north of the Main Zone, has been traced for 250 metres along strike and locally to 160 metres below surface. It also remains open down dip and along both strike directions. Visible gold was noted in five of the ten holes drilled at Jaclyn North.

Exploration since June 2002 on the Golden Promise Property comprises a total of 15,310 metres of diamond drilling in 98 holes, 8,250 line kilometres of airborne magnetic and electromagnetic surveys, ground geophysical surveys on 20 line kilometres of grid, excavation of 30 trenches, ~6,000 B-horizon soil and humus samples, ~2,400 rock float, grab and channel samples and regional (1:50,000 scale) and detailed (1:500) geological mapping. The majority of the work, including 71 diamond drill holes has focused on the Jaclyn Main Zone. Drilling programs during summer 2002, fall 2003 and spring 2004 along with the airborne survey were completed with financial support (~$412,000) from the Newfoundland and Labrador government's Junior Company Exploration Assistance Program (JCEAP). Total exploration expenditures on the Golden Promise Property to the end of December 2007 (excluding GST/HST) by Rubicon, Paragon and their partners Placer and Crosshair are approximately $3,794,000.

Highlights of the diamond drill programs at the Jaclyn Zones include core length intersections of: 16.57 g/t gold over 2.55m (GP02-01); 23.14 g/t gold over 0.90m (GP02-14); 68.95 g/t gold over 0.40m (GP02-21); 11.16 g/t gold over 1.60m (GP03-24); 18.18 g/t gold over 0.60m (GP03-25); 44.59 g/t gold over 0.30m (GP03-31), 12.13 g/t gold over 0.35m (GP03-32), 15.23 g/t gold over 0.30m (GP06-47), 5.24 g/t gold over 1.70m (GP06-51); 93.71 g/t gold over 1.40m (GP06-52), 6.51 g/t gold over 3.10m (GP06-56), 9.47 g/t gold over 1.40m (GP06-61), 20.65 g/t gold over 1.60m (GP06-65), 10.14 g/t gold over 1.40m (GP07-90), 43.83 g/t gold over 1.45m (GP07-91), and 10.41 g/t gold over 4.70m (GP07-92).

Based on the results of 68 drill holes that penetrated the Jaclyn Main Zone, a resource estimate was completed by Gary H. Giroux, P.Eng. MASc. The zone was modeled to a minimum 1.5 m width in two adjoining veins. The gold grade distribution within each vein was examined and erratic high grade assays were capped. Composites 1.5 m in length were formed which honoured the vein boundaries. Semivariograms showed longest ranges along strike and down dip. Blocks 10 m E-W by 2.5 m N-S by 5 m vertical were estimated by ordinary kriging. All blocks were classed inferred at this time due to the drill hole spacing. At a 1 g/t Au cutoff a total of 921,000 tonnes averaging 3.02 g Au/t (89,500 contained ounces of gold) are classed inferred.

Exploration on the South Golden Promise Property since January 2003 includes 1,016 metres of diamond drilling in 16 holes, 866 line kilometres of high resolution helicopter-borne electromagnetic/magnetic geophysical surveys, excavation of 14 trenches, detailed geological mapping, prospecting, soil sampling (~10,000 samples), rock sampling (~500 samples) and channel sampling (182 samples). The diamond drilling program was carried out in May 2006 and tested the depth and strike extensions of gold mineralization exposed in the Linda/Snow White trench. Financial support totaling $72,619.01 was provided for the diamond drilling campaign through the Newfoundland and Labrador government's Junior Exploration Assistance (JEA) Program. The highest grade mineralization intersected on the Linda/Snow White vein was returned from drill hole SGP-14, which intercepted a zone grading 19.5 g/t Au over 1.15 metres, including 63.3 g/t Au over 0.35 metres.

The Victoria Lake Property is situated within highly prospective mafic to felsic volcanic rocks of the Victoria Lake Supergroup, which hosts several significant volcanogenic massive sulphide (VMS) deposits including the Boundary and Duck Pond deposits, the latter of which is 100%

owned by Teck Cominco and began production in January 2007. The property is also situated six kilometres southeast of the high-grade Boomerang Prospect which was discovered by Messina Minerals in December 2004. Rocks underlying the property predominantly belong to the Long Lake belt (Graves and Squires, 1992; McKenzie et al., 1993; Evans and Kean, 2002) which comprises a swath of intercalated volcanic, volcaniclastic and sedimentary rocks that outcrop over a length of 70 kilometres.

Exploration on the Victoria Lake Property since January 2003 includes 2,197 metres of diamond drilling in 11 holes, a borehole Pulse EM survey, an orthophoto survey, 54 line kilometres of line cutting and grid refurbishing, 26.45 line kilometres of ground gravity surveying, reconnaissance geological mapping, rock sampling (54 samples) and soil sampling (550 samples).

Several of the drill holes on the Victoria Lake Property intersected broad zones of sericite-silica-chlorite alteration and narrow zones of semi-massive and stringer-style sulphide mineralization developed in prospective felsic tuffs, flows and sedimentary rock units. Hole SG-06-04 returned values of 1.29% zinc, 0.52% zinc, 0.59% zinc and 0.55% zinc over four separate 0.50 metre sample intervals within a package of favourably altered felsic volcanic rocks (Sparkes, 2007).

At the Golden Promise Property, a two-phase exploration program is recommended based on the encouraging exploration results to date. The first phase program will focus on continued evaluation of the Jaclyn Main, North and South Zones by diamond drilling, as the zones have not been fully delineated. The second phase program will include metallurgical testework on the Jaclyn Main Zone, as well as exposing the Main Zone by trenching, followed by the extraction of a bulk sample to determine a more reliable gold grade for the quartz vein system prior to any underground development work.

The recommended first phase program has a projected budget of $1,626,000, not including administration and overhead costs ($616,000), while the proposed second phase program has a projected budget of 1,017,000, not including administration and overhead costs ($500,000). The proposed first phase program will include 10,740 metres of drilling in 40 holes focused on expanding and further defining the Jaclyn Main, North and South Zones. Of this total, 6,315 metres (22 holes) are 50 metre-spaced “step-out” holes aimed at extending the Jaclyn Main Zone eastward for 300 metres from Section 5600E to Section 5900E. The zone is projected to intersect the carbonaceous Caradocian Shale transition near Section 5800E. This juxtaposition is considered a highly favourable environment for gold deposition at geologically similar gold deposits in Australia (Johansen, 2000).

The interpreted down plunge area of higher grade gold mineralization within the central portion of the Jaclyn Main Zone (Sections 5025E to 5175E) near the -115m ASL elevation has yet to be properly evaluated. Six holes totalling 2,115 metres are recommended, as well as a deep cut of the Jaclyn Main Zone. A cost effective way to achieve this is to extend GP03-33 on Section 5100E by 400 metres to intersect the Jaclyn Main Zone at the -250m ASL elevation.

Additional diamond drilling at the Jaclyn North Zone area is also warranted. Three holes totalling 600 metres are proposed to test the Jaclyn North Zone while five holes totalling 650 metres would target the GP04-41 gold occurrence 450 metres along strike to the southwest.

Other first phase program recommendations are to survey in all the drill collars in the Jaclyn Area using the services of a professional land surveyor. The upgrading of the field grid is also suggested as it facilitates the spotting of the drill holes.

In addition to the work at the Jaclyn Zones, the proposed program and budget includes further evaluation of other targets on the Property, including trenching of the Gabbro Occurrence, where grab samples have returned values up to 10 g/t Au.

The second phase program will consist of metallurgical testwork on the Jaclyn Main Zone, as well as exposing the Zone between Sections 4950E and 5250E with mechanical trenching to facilitate extraction of a bulk sample. Overburden thickness, which are on the order of 5 metres or more, as well as the issue of water inflow will need to be addressed. Once the vein system is exposed, mapped, and sampled, a bulk sample will be extracted and processed in order to better determine gold grades in that portion of the Zone. John and Thalenhorst (1991) suggest a minimum size of 0.5 -1% of a total deposit for this type of mineralization (500-1000 tonnes per 100,000 tonnes of resource). Details of the second phase program will be better defined as work progresses, but Crosshair Management is currently considering the extraction of a 5,000 tonne bulk sample from the Jaclyn Main Zone.

At the South Golden Promise Property, further work should focus on identifying additional gold bearing quartz vein zones along strike and/or parallel to the exposed Linda/Snow White vein, where drilling has intersected mineralization grading up to 63.3 g/t Au over 0.35 metres. Outcrop exposure on much of the property is generally poor, and the success of future exploration efforts will have to rely heavily on a combination of detailed geochemical surveys and trenching. It is recommended that a Mobile Metal Ion (MMI) soil geochemistry survey be completed and followed up on over select areas of the South Golden Promise Property in order to identify potential zones of gold mineralization buried at depth.

On the Victoria Lake Property, a Phase 2 drilling program totaling at least 2,125 metres is recommended following interpretation of the recently completed borehole Pulse EM survey and follow-up ground work including detailed geological mapping, and additional till geochemistry and ground geophysical (gravity) surveys.

2.0     INTRODUCTION AND TERMS OF REFERENCE

This 43-101F1 Technical report on the Golden Promise, South Golden Promise and Victoria Lake Properties (“the Properties”) was prepared at the request of Crosshair Exploration & Mining Corporation (“Crosshair”) in April 2008. The technical report covers Rubicon Minerals Corporation’s (“Rubicon”) exploration work and results on the Golden Promise Property between August 2002 to August 2003, and again from March 2005 to May 2006, Placer-Dome (CLA) Limited (“Placer”) funded work with Rubicon as operator between August 2003 and March 2005; and Crosshair-funded work from May 2006 to December 2007. The Crosshair-funded program was managed by Rubicon from May 2006 to December 2006 and by Paragon Minerals Corporation (“Paragon”) from December 2006 through December 2007. The report also contains an independent resource estimate for the Jaclyn Main Zone that was completed by G. Giroux, P.Eng. in March 2008.

The technical report also covers exploration work carried out on the South Golden Promise and Victoria Lake Properties by Rubicon, Paragon and Crosshair from January 2003 through February 2008. This report will be used by Crosshair to satisfy reporting requirements for the appropriate regulatory authorities including the British Columbia Securities Commission in connection with Crosshair’s proposed “spin-out” of its non-uranium assets by way of Plan of Arrangement.

Exploration on the Golden Promise Property since June 2002 has consisted of a total of 15,310 metres of diamond drilling in 98 holes, 8,250 line kilometres of airborne magnetic and electromagnetic surveys, ground geophysical surveys on 20 line kilometres of grid, excavation of 30 trenches, B-horizon soil and humus sampling (~6,000 samples) and prospecting (~2,400 rock samples). The majority of the work, including 71 diamond drill holes (10,315m) has focused on the Jaclyn Main Zone. Drilling programs during summer 2002, fall 2003, and spring 2004 along with the airborne geophysical survey were completed with financial support (~$412,000) from the Newfoundland and Labrador government's Junior Company Exploration Assistance Program (JCEAP). Total exploration expenditures, to the end of December 2007 on the Golden Promise Property, excluding GST/HST, by Rubicon, Paragon, and their partners Placer and Crosshair are approximately $3,794,000.

Exploration on the South Golden Promise Property since January 2003 includes 1,016 metres of diamond drilling in 16 holes, 866 line kilometres of high resolution helicopter-borne electromagnetic/magnetic geophysical surveys, excavation of 14 trenches, detailed geological mapping, prospecting, soil sampling (~10,000 samples), rock sampling (~500 samples) and channel sampling (182 samples). The diamond drilling program, which was carried out in May 2006, tested the depth and strike extensions of gold mineralization exposed in the Linda/Snow White trench and returned intercepts grading up to 19.5 g/t Au over 1.15 metres, including 63.3 g/t Au over 0.35 metres. Financial support totaling $72,619.01 was provided by the Newfoundland and Labrador government's Junior Exploration Assistance (JEA) Program.

Exploration on the Victoria Lake Property since January 2003 includes 2,197 metres of diamond drilling in 11 holes, a borehole Pulse EM survey, an orthophoto survey, 54 line kilometres of line cutting and grid refurbishing, 26.45 line kilometres of ground gravity surveying, reconnaissance geological mapping, rock sampling (54 samples) and soil sampling (550 samples). Drilling encountered local zones of semi-massive and stringer-style sulphide mineralization in favourably altered felsic volcanic rocks, and further exploration is warranted. Total exploration expenditures to the end of March 2008 on the South Golden Promise and Victoria Lake Properties, excluding GST/HST, by Crosshair are approximately $1,748,000.

Information contained in this report is based on data collected by Rubicon, Paragon and Crosshair from August 2002 to February 2008, unpublished company reports, public domain data including assessment reports filed with the Newfoundland and Labrador Department of Mines and Energy (“Mines and Energy”), and a variety of publications. These include but are not limited to reports by Mullen, (2003, 2006, 2007, 2008), Moore (2003a, 2003b), Copeland and Newport (2004a, 2004b, 2005), Froude (2004, 2005), Morgan and Froude (2006), Morgan et. al. (2006), Sparkes (2003, 2007), as well as previously filed 43-101 reports by Lyons (2003),

Copeland (2004a) and Pilgrim (2006). Qualified Person, Larry Pilgrim, visited the Golden Promise Property on February 1, 2008 and reviewed the diamond drill core from the 2006 and 2007 Golden Promise drill campaigns, but has not reviewed the core from the Victoria Lake or South Golden Promise Properties. Larry Pilgrim has reviewed the methodology and classification of the resource calculation completed by Gary H. Giroux on the Golden Promise Project and has determined that the calculation procedure was reasonable and appropriate, and consistent with his knowledge on the style of mineralization at Golden Promise.

Gold values for work performed by Rubicon, Paragon and Crosshair are reported as grams per metric tonne (“g/t”) and parts per billion (“ppb”). Historic gold values are presented as originally reported and converted to g/t if required. Zinc and copper values are reported as percent (“%”) and parts per million (“ppm”). Currency is reported as Canadian dollars unless otherwise noted. All map coordinates are given as Universal Transverse Mercator (UTM) Projection, North American Datum (NAD) 27, Zone 21 coordinates. Drill sections and plans have been generated using local metric field grid coordinates.

3.0     RELIANCE ON OTHER EXPERTS

The authors have relied on information provided by Crosshair and Paragon on the legal status of claims that form the Golden Promise, South Golden Promise and Victoria Lake Properties. Effort was made by the author to review the information provided for obvious errors and omissions; however, the author shall not be held liable for any errors or omissions relating to the legal status of claims described in this report.

4.0     PROPERTY DESCRIPTION AND LOCATION

The Golden Promise, South Golden Promise and Victoria Lake Properties collectively comprise 1,745 map-staked claims in fourteen licences covering 43,625 hectares in central Newfoundland (Figure 1). The Golden Promise Property is subject to an option agreement that was signed in May 2006 between Crosshair and Rubicon Minerals Corporation (“Rubicon”). Under the terms of the agreement, Crosshair may earn a 60% interest in the Property by spending $4,000,000 in exploration and issuing 80,000 common shares over a 4-year period. Portions of the Property are also subject to underlying option agreements, as detailed in sections 4.1.1 and 4.1.2.

The South Golden Promise and Victoria Lake Properties are subject to an option agreement signed in February 2003 between International Lima Resources Corp. (“Lima”) and Rubicon. On March 1, 2004 Lima changed its name to Crosshair Exploration & Mining Corporation. Under the terms of the agreement, Crosshair may earn a 60% interest in the properties by spending a total of $1,750,000 in exploration and issuing 400,000 common shares over a 4-year period. The Victoria Lake Property is also subject to an underlying option agreement, as detailed in section 4.3.

Paragon Minerals Corporation (“Paragon”) acquired all the Newfoundland mineral exploration assets from Rubicon through a statutory Plan of Arrangement completed by Rubicon on December 8, 2006.

Labrador
Newfoundland
Map Area
N
Pasadena
Buchans
Millertown
Badger
Grand Falls-Windsor
Golden Promise Project
Jaclyn Zone
Linda
Snow White
South Golden Promise Project
5400000m
5350000m
450000m
500000m
Bobbys Pond (Zn, Cu, Pb, Au, Ag) Mountain Lake
Duck Pond Deposit (Zn, Cu, Pb, Au, Ag) Teck Cominco Ltd.
Boundary Deposit (Zn, Cu, Pb, Au, Ag) Aur Resources
Tulks Hill Deposit (Zn, Cu, Pb, Au, Ag) Prominex / Buchans River
Long Lake Deposit (Zn, Cu, Pb, Au, Ag) Messina Minerals
Boomerang Prospect (Zn, Cu, Pb, Au, Ag) Messina Minerals
Valentine Lake (Au) Mountain Lake / Richmont
Victoria Lake Project
Producing Deposit
Deposit / Prospect (base metals)
Deposit / Prospect (gold)
CROSSHAIR
Golden Promise, South Golden Promise, Victoria Lake
Property Location Map
Drawn: JM
NTS: 12 A
Figure 1
Scale: 1:400,000
DATUM NAD27
Date: March 2008

4.1    Golden Promise Property

The Golden Promise Property comprises 1,033 map-staked claims in six licenses covering a total combined area of 25,825 hectares (Figure 2) on NTS sheets 12A/16 and 02D/13. The land position consists of optioned claims as well as others staked and 100% owned by Paragon. Table 1 summarizes the property and ownership details. Since May 2005, the Property has been reduced from its maximum aerial extent of 2,358 claims in 26 map staked licences to its current size as indicated above. The reader is referred to the 43-101 report (available at www.sedar.com) by Copeland (2004a) for a detailed description of the pre-existing Golden Promise Property.

4.1.1 Golden Promise – Mercer Option

A portion of the Golden Promise Property surrounding the Jaclyn Zones (650 claims; 16,250 ha) is subject to an option agreement with Mr. Bill Mercer with payments totaling $230,000 [$230,000 paid] plus 100,000 Rubicon shares [100,000 paid] over 4 years. There is an underlying 2% NSR to Mr. Mercer of which Paragon can purchase 1% for $1 million at any time.

4.1.2 Golden Promise – OB Option

The OB Property comprises a single map-staked license (8904M) comprising 6 claims for a total area of 150 hectares. The OB property is under option from prospector Mr. Stephen Courtney and Newfoundland and Labrador Minerals Ltd. Under the agreement the claims are subject to option payments totaling $35,000 [$35,000 paid] over 3 years with the property subject to a 2% NSR payable to the vendors of which 1% can be purchased by Paragon for $1 million.

Table 1: List of Mineral Licences, Golden Promise Property.

Mineral Licence No.*	No. of Claims	Area (ha)	Licence Holder	Issue Date	NTS
8904M	6	150	Paragon Minerals Corporation	July 9, 2002	12A/16
11028M	256	6400	Paragon Minerals Corporation	June 21, 2002	12A/16
11029M	256	6400	Paragon Minerals Corporation	June 21, 2002	12A/16
11033M	256	6400	Paragon Minerals Corporation	June 21, 2002	02D/13, 12A/16
11034M	217	5425	Paragon Minerals Corporation	June 21, 2002	12A/16
11057M	42	1050	Paragon Minerals Corporation	October 28, 2004	12A/16
Totals	1033	25825

4.2     South Golden Promise Property

The South Golden Promise Property comprises 407 map-staked claims in six contiguous licences covering an area of 10,175 hectares on NTS sheets 12A/09, 10, 15, and 16 (Figure 3). The claims are located approximately 35 kilometres southwest of the Town of Badger and are contiguous to the southwest with the Golden Promise Property. Table 2 summarizes the property and ownership details. Since February 2003, the Property has been reduced from its original size of 18,850 hectares in 754 map-staked claims to its current size as indicated above.

Table 2: List of Mineral Licences, South Golden Promise Property.

Mineral Licence No.	No. of Claims	Area (ha)	Licence Holder	Issue Date	NTS
12460M	70	1750	Crosshair Exploration & Mining Corp.	November 22, 2004	12A/09,10, 15,16
12462M	256	6400	Crosshair Exploration & Mining Corp.	August 19, 2002	12A/09,16
13591M	23	575	Crosshair Exploration & Mining Corp.	November 22, 2004	12A/16
13766M	34	850	Crosshair Exploration & Mining Corp.	August 16, 2007	12A/15, 16
11058M	20	500	Crosshair Exploration & Mining Corp.	October 28, 2004	12A/16
11059M	4	100	Crosshair Exploration & Mining Corp.	October 28, 2004	12A/16
Totals	407	10,175

4.3     Victoria Lake Property

The Victoria Lake Property (Figure 4) comprises 305 map-staked claims in two contiguous licences covering an area of 7,625 hectares on NTS sheet 12A/06. The property is located 125 kilometres southwest of Grand Falls-Windsor and 65 kilometres southwest of the Town of Buchans. Table 3 summarizes the property and ownership details.

All claims comprising the current Victoria Lake Property were originally held by Kevin Keats, and are subject to an underlying option agreement with Al Keats and Kevin Keats. Under the terms of the agreement the claims are subject to option payments totaling $60,000 plus an additional $57,500 or common shares in lieu over 3 years [terms of the underlying agreement have been met]. The property is subject to a 2.5% NSR payable to the vendors of which 1.5% can be purchased at any time for $1.5 million.

Table 3: List of Mineral Licences, Victoria Lake Property.

Mineral Licence No.	No. of Claims	Area (ha)	Licence Holder	Issue Date	NTS
8883M	166	4150	Crosshair Exploration & Mining Corp.	July 2, 2002	12A/06
12380M	139	3475	Crosshair Exploration & Mining Corp.	July 5, 2004	12A/06
Totals	305	7,625

540000E
550000E
560000E
570000E
580000
590000
5430000N
5420000N
5410000N
5410000N
NTS 12H/01
NTS 02E/04
NTS 12A/16
NTS 02D/13
Badger
11034M
TCH
Exploits River
Jaclyn Zones
11033M
11028M
8904M
11029M
Exploits River
11057M
NTS 12A/16
NTS 02D/13
NTS 12A/09
NTS 02D/12
10 kms
UTM NAD27 Zone21
Figure 2: Location map of the Golden Promise Property.

5410000m
5405000m
5400000m
5395000m
535000m
540000m
Millertown
Linda / Snow White Occurrence
13591M
12462M
11058M
13766M
11059M
12460M
N
SGP Property Outline
Access Roads
CROSSHAIR
South Golden Promise Property
Claims Location Map
Drawn: JM
NTS: 12 A
Figure 3
Scale: 1:100,000
DATUM NAD27
Date: Jan. 2008

N
5360000m
5350000m
470000m
480000m
12380M
8883M
Victoria Lake
-2 0 2 4
Kilometres
CROSSHAIR
Victoria Lake Property
Claims Location Map
Drawn: JM
NTS: 12 A/6
Figure 4
Scale: 1:100,000
DATUM NAD27
March 2008

5.0     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Golden Promise and South Golden Promise Properties are located immediately to the west of Grand Falls-Windsor, NL on NTS sheets 12A/09, 10, 15, 16 and 02D/13. The Golden Promise Property encompasses the town of Badger, while the town of Millertown is situated 5 kilometres northwest of the South Golden Promise Property (Figure 1). Access to both properties is easily attained via Route 370 (Buchans Highway), which branches southwest off the Trans-Canada Highway from the town of Badger and transects the properties. Numerous woods roads that branch off Route 370 lead directly to many of the exploration sites on the properties. Hydroelectricity is available from the provincial grid which crosses the area.

The Victoria Lake property is located approximately 125 kilometres south-southwest of the town of Grand Falls–Windsor, and 65 kilometres southwest of the town of Buchans, NL (Figure 1). The property is centred approximately on UTM co-ordinate 472000E / 5356000N (NAD 27) on NTS sheet 12A/06. Access to the claims is obtained by taking the Buchans Highway (Route 370) to Buchans Junction. From there, a series of active and abandoned logging roads leads southwest along Red Indian Lake to within 500m of a remote outfitters camp along the northwest shore of Victoria Lake at Henry Waters, which can be accessed via an ATV trail. From there, the Property can be accessed by boat, however small boat use in Victoria Lake is often restricted by strong wind conditions. Alternatively, a helicopter can be used for direct access from Pasadena or other towns in the area.

The climate is somewhat harsher than other parts of Newfoundland as the property is situated more than 75 kilometres from the moderating effects of the Atlantic Ocean. The summers are still rather pleasant, while spring and autumn are typically cool and wet. Winters are snowy, often windy, and usually quite frigid with temperatures frequently dropping close to the -30° C mark at night.

The town of Grand Falls-Windsor, with a population of 19,300 (2001 census) is the main service centre for this portion of the province, while Badger, with a population of just 328, has fewer amenities. Paragon maintains a field office and core logging and storage facility in Badger. The town of Millertown serves as a temporary base of operations for field crews working on the South Golden Promise claims.

The Properties are characterized by a northeast trending topographic grain which is expressed as a series of low, northeast trending ridges and valleys. Many of the ponds and rivers present on the property follow this overall trend. The dominant vegetation cover is spruce with minor fir and birch. The valleys are frequently boggy and alder-filled, and there are some barren areas. Large sections of the Golden Promise Property were burned over in a major forest fire in 1999 and much of the salvageable timber has been harvested. The area is also covered by several surficial features including a till blanket and till veneer consisting of ridged till, hummocky terrain, glaciofluvial gravel and sand deposits, and alluvium which conceal the underlying bedrock (Newport, 2003).

6.0     HISTORY

6.1     Golden Promise and South Golden Promise Properties

Few mineral exploration companies targeted the Badger area prior to Rubicon’s involvement in 2002, as interest in the region has traditionally been focused on base metal volcanogenic massive sulphide deposits (e.g. Buchans, Duck Pond) within volcanic belts to the west and south. Exploration in the region has been hampered in part by poor outcrop exposure due to thick surficial deposits and complex ice flow directions. Despite these difficulties, tracing mineralized boulders to their source has been successful numerous times, and led to the discovery of the Buchans ore bodies in the 1920’s and the Jaclyn Main Zone in 2002 (Newport, 2003).

Although portions of the Golden Promise and South Golden Promise Properties had been staked periodically prior to 2002, there is no record of any gold-focused ground exploration in the area immediately surrounding the Jaclyn Zones. However limited ground work has been completed over portions of the property including one diamond drill hole at the former Tom Joe Option.

In the spring of 2002, local prospector Mr. William Mercer collected samples from quartz float exposed following a major forest fire which swept through the area in 1999. One composite sample from 10 boulders assayed approximately 30 g/t gold. Follow-up prospecting by Mr. Mercer detected coarse visible gold in one of the sampled quartz boulders. Based on this occurrence, Rubicon optioned the property from Mr. Mercer in May 2002. Additional claims were acquired by map staking and option agreements.

In August of 2003, Rubicon entered into an option agreement with Placer-Dome (CLA) Limited, whereby Placer could earn a 70% interest in the Golden Promise Property by incurring tiered exploration expenditures of $5,000,000 over 4 years as well as providing Rubicon with a bankable feasibility study on or before December 31, 2009. Rubicon would remain the project operator. After one and half years, Placer terminated the option agreement on March 24th, 2005.

In May 2006, Crosshair entered into an option agreement with Rubicon whereby Crosshair could earn a 60% interest in the Golden Promise Property by incurring tiered exploration expenditures of $4,000,000, issuing 80,000 shares, and maintaining all underlying agreements on the Property. Crosshair would act as the operator in respect of all exploration programs throughout the term of the agreement, subject to Rubicon’s right to manage the exploration programs until the first anniversary of the execution date. Paragon acquired all the Newfoundland mineral exploration assets from Rubicon through a statutory Plan of Arrangement completed by Rubicon on December 8, 2006. Paragon continued to manage the exploration programs on the Golden Promise Property for the remainder of 2006 and all of 2007.

The South Golden Promise Property and Victoria Lake Properties are subject to an option agreement that was signed in February 2003 between International Lima Resources Corporation (whose name was changed to Crosshair Exploration & Mining Corporation on March 1, 2004) and Rubicon. Under the terms of the agreement, Crosshair may earn a 60% interest in the properties by spending a total of $1,750,000 in exploration and issuing 400,000 common shares over a 4-year period. Rubicon continued to manage the properties until March 2004, when direct management of exploration work was taken over by Crosshair.

6.2     Victoria Lake Property

The first documented work in the area was a reconnaissance trip by Howley (Murray, 1875), who travelled from the Bay of Exploits to La Poile via the Exploits and Lloyds Rivers and returned via the Victoria River system. The earliest reconnaissance exploration work in the area was carried out in 1933 by the Buchans Mining Company, who deployed a prospecting party to explore parts of the A.N.D. Co. Charter. The party reported several new showings including a gold showing on an island in the “Big Arm” of Victoria Lake (also referred to as Henry Waters). Results include 0.8 oz/ton Au, 4.5 oz/ton Ag, nil Cu, 1.7% Pb, 0.2% Zn, 7.0% Fe. The Big Arm showing was never followed up and subsequently became covered by water as a result of the damming of the lake for hydroelectric power.

In 1977 the Newfoundland Department of Mines and Energy published a report and 1:50,000 scale geological map of the Victoria Lake area (Kean, 1977). Since 1977, several exploration companies, including Hudson's Bay Oil and Gas, Abitibi-Price, BP-Selco and Noranda, have explored in this region of the Province, and have carried out detailed exploration work including geological, geochemical, and geophysical surveys that led to the discovery of numerous mineral occurrences in the area. Reconnaissance rock sampling was carried out over the northeastern half of the license in 1994 but none of the samples collected were analyzed for gold.

In 1993, Noranda purchased the mineral rights to the Terra Nova Properties from BP Canada and initiated an aggressive exploration program that resulted in a number of significant base-metal discoveries in the region including significant base metal mineralization at Long Lake immediately northeast of the property. The first systematic geological mapping in the region was by the Geological Survey of Canada, who carried out reconnaissance (1:250,000 scale) mapping in the west half of the Red Indian Lake map area (Riley, 1957).

Altius Minerals Corporation performed research and compilation for the 12A/06 map sheet and decided to evaluate the Big Arm showing which was discovered in 1933 (Dalton et al., 1999). A program of detailed grid-based bathymetry, and GPS surveying along with Mag/VLF surveys were conducted over the suspected area from the frozen lake surface. Results of the bathymetric soundings indicate that the island hosting the Big Arm showing lie underneath approximately 30 meters of water, and that the lake has risen about 33-34 meters as a result of the flooding at the time of the survey. The VLF survey indicated subtle conductors running parallel to the line direction, however the data was suspected to be “smoothed” somewhat by the effects of the lake, and that the grid lines were approximately parallel to the signal direction. The magnetics data indicated subtle domes and basins. Dalton et al. (1999) interpreted the data to represent a magnetic low over the location of the former island, flanked by a higher magnetic signature suggestive of a mafic intrusive body. They interpreted the magnetic low and resistive anomaly to represent quartz veining (and silicification?) associated with the Big Arm gold showing.

Rubicon optioned the Victoria Lake Property and in 2003 conducted reconnaissance prospecting and geochemical surveys over most of the license and the results include a new gold discovery at Wigwam Brook in the southwestern corner of the license. At Wigwam Brook, gold values of up to 3.5 g/t Au were returned from arsenopyrite bearing quartz carbonate vein measuring up to 30 cm in width. Significant results from the geochemical work include gold being panned in several locations throughout the property, including panned HMC samples that returned values up to 178 g/t Au from the central portion of the license. In addition, gold panning conducted at the mouth of a small stream draining the area northeast of Wigwam Brook returned several fine flakes of gold in the beach material and the stream-bank till. A composite sample from both HMC’s gave a result of 12,000 ppb Au (Sparkes, 2003).

The Victoria Lake and South Golden Promise Properties are subject to an option agreement that was signed in February 2003 between International Lima Resources Corporation (whose name was changed to Crosshair Exploration & Mining Corporation on March 1, 2004) and Rubicon (now Paragon). Under the terms of the agreement, Crosshair may earn a 60% interest in the properties by spending a total of $1,750,000 in exploration and issuing 400,000 common shares to Paragon over a 4-year period.

In 2005 a detailed compilation of all previously documented work on the Victoria Lake property was completed for Crosshair by Spatial Data Management. An orthophoto survey was done on the property by Eagle Mapping in conjunction with an orthophoto survey that they performed on nearby claims held by Messina Minerals. A field program including helicopter-supported lithogeochemical sampling plus ground checking of old Noranda grids for future re-gridding and brushing out in advance of gravity surveying was also undertaken. This work was documented in an assessment report filed in 2005 for licenses 8883M and 11061M (Morgan et. al., 2005).

From July to August of 2005, Ionex Limited of Springdale, NL completed 54.15 kilometers of linecutting & grid refurbishing work and collected 234 soil samples on the Victoria Lake claims. None of the soil samples returned anomalous values for gold but several did produce slightly anomalous base metal and silver values. A total of 23 rock samples were also collected and underwent multi-element (Au + ICP-30) as well as whole rock analyses. One of these samples returned a value of 321 ppb Au, 1.9 ppm Ag, and 153 ppm As.

Eastern Geophysics Limited performed a gravity survey on portions of the property during August and September, 2005. VOX Geoscience Ltd. of Delta, BC independently interpreted and evaluated the gravity data. The survey covered four separate areas of the property and helped identify targets for diamond drilling.

From September to October 2006, Crosshair and Paragon carried out 2,197 meters of diamond drilling in 11 holes on the Victoria Lake Property. The drilling tested prioritized targets on four different grids on the property. From January to February 2008, Eastern Geophysics Limited conducted a borehole Pulse EM survey on seven of the eleven holes that were drilled in 2006. Interpreted results from the borehole Pulse EM survey, which will assist in planning the Phase 2 drilling on the property, were pending at the time that this technical report was prepared.

7.0    GEOLOGICAL SETTING

7.1    Regional Geology

As shown in Figure 5, the Properties are situated within the Dunnage tectonostratigraphic zone, which preserves volcanic, volcaniclastic and sedimentary rocks of island-arc and back-arc affinity interpreted to represent vestiges of the Iapetus Ocean (Williams et al., 1988). Evolution of the Dunnage Zone is divided into pre to syn-accretionary and post-accretionary phases (Swinden, 1990). The initial Cambrian to Mid-Ordovician pre to syn-accretionary phase is marked by periods of volcanism and sedimentation in island-arc and back-arc basins. The syn-accretionary phase (initial closure of Iapetus Ocean) resulted in the structural emplacement of Notre Dame Sub-zone rocks over the continent of Laurentia (Taconic Orogeny; Stevens, 1970) and the Exploits Sub-zone rocks over the Gondwana continental margin (Penobscot Orogeny).

Continued closure of Iapetus during the Late Ordovician to Early Silurian corresponds to a period of sedimentation in fault bound basins (Dean, 1978; Kean et al., 1981). Post-accretion activation and reactivation of large strike-slip faults led to deposition of Silurian fluviatile sedimentary and terrestrial volcanic rocks (Szybinski et al., 1990; Coyle and Strong, 1987). Siluro-Devonian deformation (Salinic orogeny) resulted in crustal thickening that caused regional greenschist to amphibolite grade metamorphism and crustal melting that resulted in widespread plutonism (Dean, 1978; Dallmeyer et al., 1983). Subsequent (possibly Alleghenian), Carboniferous faulting produced shallow pull-apart basins in which continental and shallow water sediments were deposited (Dean, 1978, Kean et al., 1981).

The Dunnage Zone is divided into the Notre Dame and Exploits Sub-zones, separated by the Red Indian Line (Williams et al., 1988). The Line is an extensive fault system interpreted to separate rocks originating from opposing sides of the Iapetus Ocean that were not linked until the late Llanvirn to early Llandeilo (Evans & Kean, 2002).

Kean & Jayasinghe (1982) and Evans et al., (1994) divide the Badger map area (NTS 12A/16) into numerous lithostratigraphic units; many of which have been further separated on the basis of lithology. These units range in age from Middle Ordovician and older to Devonian, and comprise sedimentary, extrusive and intrusive rock types. Rocks of the Victoria Lake Group are stratigraphically overlain by a regionally extensive sequence of Caradocian Shale which separates rocks of the Victoria Lake Group to the south from overlying Ordovician to Silurian siliciclastic sediments of the Badger Group to the north (Evans and Kean, 2002). The Badger Group sediments are comprised of a flyschoid sequence of argillite, greywacke and conglomerate that ranges in age from Middle Ordovician to Early Silurian age (Evans and Kean, 2002).

ISLAND OF NEWFOUNDLAND
Index Map
N
Red Indian Lake
RED INDIAN LINE
NOEL PAUL'S LINE
Victoria Lake
Grand Falls
Buchans Group
Victoria Mine Sequence
Skidder Basalt
Lemotte's Ridge Basalts
Diversion Lake Formation
Crippleback Lake Quartz Monzonite
Sandy Lake Basalts
Pine Falls Formation
Carter Lake Volcanics
Tally Pond Group
Tulks Hill Volcanics
Lake Douglas Volcanics
Valentine Lake Quartz Monzonite
Long Lake Volcanics
Annieopsquotch Ophiolite
Windsor Point Group
King George IV Lake Ophiolite
0 10 20 30
kilometers
Selected Mineral Deposits
A - Old Sandy Road Prospect
B - Burnt Pond Prospect
C - Boundary Deposit
D - Duck Pond Deposit
E - Victoria Mine
F - Cathy's Pond Prospect
G - Jacks Pond Deposit
H - Tulks East Deposit
I - Tulks Prospect
J - Daniel's Pond Prospect
K - Bobby's Pond/Hoffe's Pond Prospect
L - Hungry Hill Prospect
M - Long Lake Deposit
N - Havens Steady
O - Boomerang Deposit
LEGEND
SILURIAN AND EARLIER
Windsor Point Group
Granite
Red, micaceous sandstone, siltstone
Greywacke, conglomerate, chert
Rogerson Lake Conglomerate
ORDOVICIAN AND EARLIER
Caradocian shale and chert
VICTORIA LAKE SUPERGROUP
Harbour Round basalt
Harbour Round Formation: siltstone, argillite
Clastic sedimentary rocks
Quartz monzonite, granite and gabbro
TULKS HILL, LONG LAKE AND TALLY POND VOLCANICS
Mafic flows and pillow lavas
Felsic pyroclastic rocks
Mafic tuffaceous, volcaniclastic rocks
OPHIOLITES
Gabbro, diabase and pillow basalt
PRECAMBRIAN
CRIPPLEBACK LAKE AND VALENTINE LAKE QUARTZ MONZONITE
Trondhjemite, tonalite, quartz monzonite and gabbro
Lemotte's Ridge basalts
DIVERSION LAKE FORMATION
Pillow basalt and breccia; mafic pyroclastics
CARTER LAKE FORMATION
Felsic pyroclastic rocks, minor pillow basalt
PINE FALLS FORMATION
Mafic volcanic rocks, minor limestone and clastic sedimentary rocks
Base Metal Prospect/Deposit

Figure 5: Geology of the Victoria Lake Supergroup, Central Newfoundland (Squires et. al, 2004, after Evans and Kean, 2002).

7.2    Golden Promise Property Geology

7.2.1 Stratigraphy

The Golden Promise Property is mapped as being underlain by Badger Group sedimentary rocks located north of, and presumably up sequence of a conformable contact with Caradocian Shale, which in turn overlie Middle Ordovician epiclastic and sedimentary rocks of the Victoria Lake Group (Figure 5 and 6), (Evans et al., 1994; Kean & Jayasinghe, 1982). According to McNeill (2005), the oldest unit (Neoproterozoic) is the Crippleback Lake Plutonic Suite comprised dominantly of quartz monzonite and gabbro. This unit may represent the basement on which the other siliciclastic rocks were deposited but the nature of the contact is unclear. Stratigraphy in the area is mapped as being upright and moderately to steeply dipping (20º to 90º) with attitudes influenced by open to sub-isoclinal upright folds that plunge moderately towards the northeast (Evans et al., 1994). In the vicinity of the Jaclyn Main Zone, the sediments are relatively flat with dips of less than 20° locally. Mafic to possibly ultramafic dykes are observed to intrude the local stratigraphy and occasionally occupy the same structures as gold-bearing quartz veins of the Jaclyn Main Zone (Mullen, 2003; Copeland and Newport, 2004a). The area is intruded by the Siluro-Devonian Skull Hill Intrusive Complex to the north and the Hodges Hill granite batholith to the north-northeast.

7.2.2 Structure

Sections of the stratigraphy are repeated throughout the area by thrust faults that are interpreted to separate up to four thrust nappes (McNeill, 2005). The thrust nappes are bedding-parallel structures that are generally coincident with the Caradocian Shale. The thrust nappes and all related stratigraphy have been folded by open to tight isoclinal upright folds that generally plunge shallowly to the north with upright to slightly inclined axial planes. The fold plunges in many areas are doubly plunging producing domal shaped map patterns. F1 foldsappear to be cut by the 411±6 Ma Hodges Hill granite stock in the north. This supports a late Taconic to early Salinic age for D1 deformation (445-411 Ma), related to the juxtaposition of the Exploits Sub-zone with Laurantian overlap rocks, across the Red Indian Line. A second generation of folds (F2) with steeply dipping, northwest striking axial planes refold earlier structures (McNeill, 2005).The plunge of the F2 folds varies depending on the F1 fold geometry but these second generation structures do not appear to alter the map scale distribution of units.

F1 folds are cut by late shear zones and brittle faults that strike northeast (045°) sub-parallel to the axial trace of the F1 folds, east-northeast (070°) and east-southeast (110° - 120°). The Jaclyn Area vein systems share the same 070° orientation. These structures likely developed due to late-stage brittle accommodation following “locking-up” of tightly appressed F1 folds. These structures tend to reactivate over time and regionally have been shown to act as conduits for mineralized fluids responsible for the formation of quartz veining as well as mafic to felsic intrusions (Copeland and Newport, 2004a).

N
S
W
E
560000 E
580000 E
5420000 N
5400000 N
Exploits River
Branden
11034M
Justin's Hope
Rushy Pond
Christopher, GP04-41
(Jaclyn West)
Jaclyn Zones
11033M
11034M
11029M
11033M
Shawn's Shot
Otter Brook
Joe Glodes
11029M
Gabbro Gold
11057M
Legend
Hodges Hill Granite
Skull Hill Qtz Syenite
Upper Badger Group
Badger Group
Badger Mag High
Buchans Group Undevided
Caradocian Shale
Siliceous Mudstone
Victoria Lake Group
Victoria Lake Group Gabbro
Lower Victoria Lake Group
Tally Pond Volcanics
Crippleback Lk Qtz Monzonite
Golden Promise Property Licences
PARAGON MINERALS CORPORATION
NTS 12A/16 and 02D/13
GOLDEN PROMISE PROJECT
PROPERTY GEOLOGY
5 km
UTM NAD27 Zone21
January 2008

Figure 6: Property Geology, Gold Occurrences, and Exploration Areas, Golden Promise Property.

Five to 100 metre wide, continuous, magnetic mafic and quartz and feldspar-phyric felsic dykes occupy structures oriented in similar (120°, 070°, 045°) ways as the brittle fault zones discussed above. These are most obvious in the northern part of the property and share a similar distribution to the brittle structures. At the Jaclyn Main Zone, a steeply dipping mafic dyke swarm crosscuts the sedimentary stratigraphy at 090° and locally invades the gold-bearing vein system (Mullen, 2003, 2008; Copeland and Newport, 2004a).

7.2.3 Alteration

Alteration associated with the auriferous zones on the Golden Promise Property varies somewhat from rock type to rock type and is quite variable in both extent and composition but is generally most intensely developed in close proximity (<10m) to the stylolitic quartz veins. The most pronounced and widespread alteration is developed in fine grained mudstone where light green to grey 1-10 mm clots, spots, and bladed-textured entities of silica-sericite-carbonate (?) often coalesce to form zones of completely replaced sediment (Mullen 2002, Copeland and Newport, 2004a). Many of the spots are multi-zoned suggesting a protracted alteration history. Calcite laths are occasionally superimposed on the spotting. It is not known if this “spotting” phase is directly related to the gold mineralization event.

Locally, a yellowy-green to buff coloured, more pervasive sericite±iron carbonate alteration has developed adjacent to the veins, along with patchy silicification/silica flooding. In several areas, white coloured spotting/speckling (possibly albite) is present in the sericitized zones. Superimposed on the above types of alteration, and most strongly developed immediately adjacent to the stylolitic veining, is a granular, black, fracture-controlled "spider-web" (in fine grained mudstone) to patchy textured (in coarser lithic greywacke) alteration. It may have a graphitic and/or chlorite component although in most instances it is very hard and not easily scratched.

Scattered coarse granular grains (<1-2%) of mostly arsenopyrite with lesser pyrite are most abundant immediately adjacent to the veining (0.1 -2m) or present in wallrock inclusions within the stylolitic veins. Some hairline pyrite fractures develop within one metre of a vein margin.

Away from the veining, weak calcite is developed in the bases of greywacke beds, while chlorite is found in some of the massive lithic greywacke units. Mudstones are often strongly siliceous, though this may be a primary feature. Many of the mafic dykes are either strongly calcitic or moderately ankeritic. Weak maroon-coloured hematitic alteration develops proximal to mafic/ultramafic dykes (Mullen, 2007).

7.2.4 Glacial History

The glacial history in this area is complex, yet it is essential to the interpretation of soil sample results and sourcing of mineralized quartz float. Glacial features suggest a dominant episode of north-eastward ice flow as exemplified by striations with an average orientation of 058º (Newport, 2003); although locally striations vary from 030o/210o to 090o/270o throughout the Property, indicative of various ice flow events. The 058º orientation is likely only the last ice flow event recorded.

7.3    South Golden Promise Property Geology

7.3.1 Stratigraphy

The South Golden Promise Property is predominantly underlain by sedimentary and volcanic rocks of the Victoria Lake Supergroup (Figure 5 and 7) (Evans and Kean, 2002). In the northern portion of the Property, a regionally extensive unit of Caradocian shale separates the upper units of the Victoria Lake Supergroup from sedimentary rocks of the overlying Badger Group. Siliciclastic rocks of the Harpoon Brook Belt account for much of the northeastern portion of the Victoria Lake Supergroup (Evans and Kean, 2002) and predominantly underlie all of the claims.

The Harpoon Brook Belt stratigraphy typically display a cyclic bedding sequence consisting of basal conglomerate and pebbly sandstone that grades upward into sandstone, which in turn is overlain by thinly laminated siltstone, argillite or shale (Kean and Jayasinghe, 1982; Evans and Kean, 2002). Siliceous siltstone and chert commonly occur near the top of the sedimentary sequence. Volcanic detritus within the sequence suggests that the rocks have been derived from underlying and adjacent volcanic units (Evans and Kean, 2002).

Gold mineralization at the Linda/Snow White showing is hosted by grey to milky white quartz veins within greywacke, siltstone and mudstone. A fine to medium grained gabbro unit also occurs in spatial association with the mineralized veins. The quartz veins occur as a series of steeply to moderately dipping composite veins up to several metres wide. Mineralization typically consists of free gold near vein margins or along stylolitic fractures.

7.4    Victoria Lake Property Geology

7.4.1 Stratigraphy

The Victoria Lake property is predominantly underlain by submarine volcanic rocks of the Victoria Lake Supergroup (Figure 5 and 8) (Evans and Kean, 2002), which hosts several significant volcanogenic massive sulphide deposits including the Duck Pond and Boundary deposits. The rocks underlying most of the property were originally mapped as part of the Tulks Hill volcanics (Kean and Jayasinghe, 1980), but workers have subsequently recognized these rocks as belonging to a separate belt of rocks called the Long Lake Belt (Graves and Squires, 1992; McKenzie et al., 1993; Evans and Kean, 2002).

The Long Lake Belt comprises intercalated volcanic, volcaniclastic and sedimentary rocks that outcrop over a length of 70 kilometers in the vicinity of the Victoria Lake property. The northwestern margin of the Long Lake Belt is defined by a linear fault (interpreted from regional aeromagnetic maps) that marks the boundary between it and the Tulks Hill volcanics. The southeastern margin of the Long Lake Belt is marked by a regionally extensive unit of carbonaceous black shale and argillite that separates it from the Tally Pond volcanics, which underlie the southeast portion of the claims. Regional geochemical and stratigraphic correlations indicate that the rocks of the Long Lake Belt young to the southeast (Evans and Kean, 2002).

13591M
13766M
12462M
11058M
11059M
12460M
Osw
OHRmv2
EXPLOITS
RIVER
Michael's Pond
N
SGP Property Outline
Linda Gold Occurrence
CROSSHAIR
Project: South Golden Promise
CXX - TSX.V
Property Geology Map
Drawn: JM
NTS: 12 A
Figure 7
Scale: 1:65,000
DATUM NAD27
Date: Jan. 2008

Exposed on the eastern shore of Henry Waters on the Victoria Lake property is a sequence of altered and flattened porphyritic pillow lava referred to as the Henry Waters basalts, which are thought to represent the upper part of the Victoria Lake Group (Evans and Kean, 2002). Felsic to intermediate intrusive rocks have been noted by Noranda and may be similar to or related to the quartz monzonite suite at Valentine Lake immediately east of the property (Kean, 1977). Ordovician-Silurian gabbro intrusives are present in the Long Lake grid area.

7.4.2 Structure

The northwest margin of the Long Lake Belt is defined by a sharp vertical gradient anomaly interpreted to represent its fault contact with the Tulks Hill volcanics (Evans and Kean, 2002). Several major northeast trending structures occur in the Victoria Lake area and have affected all rock units through extensive shearing and faulting. Volcanic and volcaniclastic rocks in the northeast part of the property exhibit a strong penetrative foliation that is developed subparallel to bedding and axial planar to the tight to isoclinal folds. The southeast margin of the Long Lake Belt is separated from the Tally Pond volcanics by the regionally extensive “Caradocian Shale”.

7.4.3 Alteration

Rock units on the property have generally undergone lower to middle greenschist facies grade metamorphism; chloritic and sericitic schists define the northeast trending foliation. Past exploration work has identified at least three different VMS style alteration systems within the felsic volcanic sequence on the Victoria Lake Property. These systems are characterized by strong sericite-silica-pyrite alteration, potassium and barium enrichment, and sodium depletion.

7.4.4 Glacial History

The Victoria Lake region lies along the northern portion of the Annieopsquotch Mountain range and is characterized by fairly rugged topography with high, northeast trending, barren ridges and deep glacial valleys of generally poor outcrop exposure. In the property area, an early southward ice flow event has been recognized (Sparkes, 1984; Klassen, 1994; Batterson and Taylor, 2008), along with a later westward to southwestward ice flow event emanating from the area between Victoria Lake and Lake Ambrose (Sparkes, 1984; Taylor, 1994).

Boomerang and Domino Deposits
Zinc Zone
N
S
E
W
480000 E
5360000N
HW-06-01
HW95-1
Henry Waters Grid
Long Lake
Victoria Lake (Henry Waters)
SG-06-04
SG-06-02
SG-06-03
SG-06-01
VL96-1
Swamp Grid
Long Lake Grid
VL96-3
VL96-2
LL-06-04
LL-06-03
LL-06-02
LL-06-05
LL-06-01
DPS Grid
DPS-06-01
Victoria Lake
Legend
Diorite/Gabbro
Basalt (Harmsworth Steady)
Mafic volcanics
Mafic Volcanics and sediments
Black Shale, siltstone, tuffaceous sediments
Clastic sediment
Altered Felsic Volcanics (Silica-Sericite-Pyrite)
Felsic volcanics and tuffaceous sediments
Victoria Lake Project Licences
Other Map-staked Licences
LL-06-01
Diamond drillhole
HW95-1
Historic diamond drillhole
Geology modified from Arseneau (1994)
CROSSHAIR
EXPLORATION & MINING
NTS 12A/06
VICTORIA LAKE PROJECT
GEOLOGY AND DRILL LOCATIONS
2 km
UTM NAD27 Zone21
February 2007

Figure 8: Property Geology and 2006 Drill Hole Locations, Victoria Lake Property.

8.0    DEPOSIT TYPES

8.1    Golden Promise and South Golden Promise Properties

Gold-bearing quartz veins at the Golden Promise and South Golden Promise Properties are hosted within Lower Ordovician to Silurian metasedimentary rocks of the Victoria Lake Group and the Caradocian Shale. The style of veining, mineralization, alteration, host rock and tectonism most closely resembles other turbidite-hosted (or slate belt) gold deposits throughout the world. Examples are the turbidite-hosted gold deposits of the Lachlan Fold Belt in central Victoria, Australia and the gold deposits of the Meguma Group, Nova Scotia. These deposit types are characterized by the following geologic elements as described by Johansen (2001) and as illustrated in Figure 9:

1)	Veins occur in “fields”, hosted by short strike-extent faults (<1 km) in areas of 1 km by 8 to 12 km and parallel the structural grain;

2)	Veins are hosted by large antiformal culminations;

3)	The largest tonnage deposits generally occur within permeable turbidites, immediately beneath or within carbonaceous shale caprock;

4)	Gold occurs chiefly as free, coarse native gold;

5)	Gold occurs within laminated fault fill quartz veins (bedding parallel thrusts), in large tonnage saddle quartz stockworks and veins, within extension veins, and at jogs in the laminated vein system;

6)	“Ore” chutes occur along the fold hinges, and parallel to fold hinges within the laminated veins;

7)	White mica, quartz, carbonate, sulphides (pyrite, arsenopyrite, pyrrhotite) and occasional albite characterize wallrock alteration envelopes; and

8)	Visible alteration extends approximately 10 metres from the auriferous veins.

According to Dominy et al. (2000) these types of coarse gold-bearing veins are characterized by high grades that are localized and erratic. Effective sampling of these veins is difficult and grade distribution can only reliably be obtained from underground development; including close-spaced sampling, bulk sampling, and trial mining. Diamond drilling is still an effective measure of geological continuity, but it is unlikely that anything above an “Inferred Resource” category can be estimated from surface drilling alone.

Figure 9: Diagrammatic cross-section through a typical turbidite hosted gold deposit at Bendigo, Australia (from Johansen, 2001).

8.2    Victoria Lake Property

The Buchans – Victoria Lake region has long been recognized as prospective terrane for hosting volcanogenic massive sulphide (VMS) deposits, which can be broken down into several types based on a combination of ore composition, tectonic setting, and host rock lithology. Most of the known deposits within the immediate vicinity of the Victoria Lake Property, including the Boomerang and Domino deposits discovered by Messina Minerals, fall into the bimodal-felsic type of deposits (Franklin et al., 2005). By definition, felsic volcanic rocks account for 35-70% of the volcanic strata that hosts this type of deposit. With respect to metal content, they are typically zinc rich and contain appreciable lead and silver. Bimodal-felsic type deposits account for approximately 30% of all VMS deposits worldwide. The Duck Pond, Boundary and historic Buchans deposits are all categorized as this type of deposit.

The Victoria Lake Property also has potential to host structurally controlled gold mineralization; secondary structures associated with large-scale, regional faults and shear zones are particularly favourable exploration targets for this type of mineralization. Also referred to as orogenic or lode gold deposits, these deposits account for a large portion of worldwide production and reserves. The Valentine Lake deposit, located approximately 5 kilometres southwest of the property, contains a NI 43-101 compliant resource of 1.3 million tonnes at 10.5 g/t Au, for a contained 359,500 ounces of gold (Pilgrim, 2005). The Midas Pond prospect, where gold bearing quartz veins are hosted by strongly altered felsic volcanic rocks, is located approximately 4 kilometres northwest of the property.

9.0    MINERALIZATION

9.1    Mode of Occurrence – Gold Mineralization

The gold-bearing quartz veins on the Golden Promise Property are 0.1 -2.7 metres thick, milky white to grey in colour, comb-textured to locally vuggy, often stylolitic to banded, and locally inclusion- rich. Visible gold distribution within a vein is generally restricted to 10 to 20 cm thick zones, often close to vein margins; especially the footwall (north) contact. Gold occurs in the following modes: i) most commonly along stylolitic seams with fine to coarse grained arsenopyrite crystals; ii) in intimate contact with or smeared onto scattered base metal sulphide grains; iii) as specks (0.1mm) to coarser (3mm) flakes along short fractures (comb quartz crystal boundaries) oriented perpendicular to vein margins (“Caterpillar-track” texture); iv) as scattered specks on rusty fractures along vein boundaries; and, v) less commonly as isolated grains in massive quartz.

Accessory minerals include calcite, chlorite, sericite, iron carbonate, arsenopyrite, pyrite, galena, sphalerite, and chalcopyrite. The presence of base metal sulphides and especially galena, are good indicators for the presence of visible gold. Wall rock inclusions locally contain abundant coarse arsenopyrite with lesser pyrite.

The veins are hosted by predominantly fine grained, weakly to well bedded mudstone/greywacke intercalated with more granular arkosic greywacke, and massive lithic greywacke. Very well preserved sedimentary structures such as load casts, flame structures, scours, and graded bedding suggest an upright facing, relatively shallow north-northeast dipping sequence. On a detailed scale, many of the Jaclyn Main Zone veins are flanked by 1-30cm thick, dark grey granular sedimentary diapirs (“sandstone” dykes) which are oriented perpendicular to bedding. These diapirs may have acted as zones of weakness along which the veining was able to propagate more easily.

9.2    Gold Mineralized Zones

Known gold zones in bedrock on the Golden Promise Property include the Jaclyn Main, Jaclyn North and Jaclyn South Zones, the Christopher Zone, GP04-41 Zone, Shawn’s Shot Gold Occurrence, the Otter Brook Gold Occurrence, and the Gabbro Gold Occurrence (Figure 3).

9.2.1 Jaclyn Main Zone

The Jaclyn Main Zone consists of single to multiple, en echelon, mostly stylolitic quartz veins dipping mainly steeply to the southeast (70° to 85°). The zone’s strike varies from 070° in the west swinging to 090° along its eastern segment. The vein system attains an estimated true thickness of up to four metres in places with individual veins reaching 2.7 metres in thickness. However, a second phase of veining consisting of mostly barren quartz and coarse calcite locally accompanies the gold-bearing stylolitic veins, adding to the zone’s overall thickness. The average thickness of the mineralized stylolitic quartz vein is approximately 1.25 metres. Visible gold has been encountered in 55 of 65 drill holes (85%) to pierce quartz veining at the zone’s projected position.

The Jaclyn Main Zone has been firmly established along an 800 metre strike (Section 4800E to 5600E) and locally to a vertical depth of 265 metres below surface and is open at depth and to the east. Along its eastern segment (east of Section 5300E), the zone and accompanying alteration remains quite robust at depth, but locally weakens near surface above the +50 metre ASL elevation. To the west, the zone appears to weaken west of Section 4875E, where the veining is affected by a late, brittle fault that is oriented sub-parallel to the veining. The central portion of the vein consists of two overlapping en echelon branches between Sections 5200E and 5300E, separated by 10-20 metres. The southern branch dies out at depth and to the east, while the northern branch strengthens at depth in that direction.

Although not part of the Jaclyn Main Zone as currently defined, a narrow but locally high grade, visible gold-bearing, non-stylolitic quartz vein/silica flooded zone (Main Prime Zone) has locally developed 1-15 metres into the structural hangingwall of the central portion of Main Zone. It has been intermittently traced for 175 metres along strike between Sections 5175E and 5350E.

9.2.2 Jaclyn North Zone

The Jaclyn North Zone is located approximately 250 metres north of the Jaclyn Main Zone and is indicated at surface by abundant quartz float that contains occasional visible gold and arsenopyrite. Ten diamond drill holes have intersected the zone, which consists of three multiple quartz veined sub-zones within a 100 metre wide corridor along a 250 metre strike length, and to between 80-160 metres of surface. Each of the three sub-zones; (Upper, Middle, and Lower) contain visible gold at some point. Unlike the Jaclyn Main Zone, which crosscuts the sedimentary host rocks at a high angle to bedding, the Jaclyn North Zone veining runs sub-parallel to bedding, dipping north at 35°-45°. In all cases, the veining straddles transitions of sedimentary rock types (Upper Sub-zone: mudstone/greywacke; Middle & Lower Sub-zones: mudstone/lithic greywacke).

The Upper Sub-zone is the best developed of the three; containing 2-4 individual veins from 0.25 -0.70m in thickness, plus many in the 0.01 -0.10m range, but most generally have low gold grades. The best assay was from GP07-76 which returned 11.28 g/t gold over 0.30m. The Middle Sub-zone has produced the best composite assay (5.24 g/t gold over 1.70m; GP06-51) at Jaclyn North. The Lower Sub-zone is the weakest of the three; with only one significant visible gold-bearing vein (15.23 g/t gold over 0.30m, GP06-47) although strong to intense silica-sericite alteration was always present at its projected position. Minor graphite often accompanies the Upper Sub-zone veins while the Middle Sub-zone veins are characterized by distinctive “snowflake” pyrite grains scattered in the host sediment.

9.2.3 Jaclyn South Zone

The Jaclyn South Zone is located 300 metres south of the Jaclyn Main Zone and comprises two sub-parallel, locally stylolitic quartz veins within a 20-45 metre wide corridor. The more robust “Alpha” Vein has a thickness of up to 3.4 metres and has been traced for 200 metres along strike and 100 metres down dip by diamond drilling. It contains only traces of arsenopyrite while its margin has 1% pyrite. Few wall rock inclusions and no visible gold are present. A second, less continuous vein (“Beta” Vein) is 0.03 -0.30m thick, well laminated, and contains up to 2% arsenopyrite and 1% pyrite but with locally abundant visible gold (GP03-31; 44.59 g/t gold over 0.30m) .

The Jaclyn South Zone is indicated at surface by abundant quartz vein float that contains very rare visible gold and very minor arsenopyrite. The lateral extent of the Jaclyn South Zone is uncertain as it has only been tested by four diamond drill holes along a strike length of 200 metres and remains open along strike. The Jaclyn South Zone is not exposed at surface. Diamond drilling indicates that the Jaclyn South Zone has a strike of 080° to 085° and a dip of 60°-65° to the southeast. It may link up to the Christopher Zone located 400 metres to the west-southwest.

9.2.4 Christopher Zone

The Christopher Zone is located approximately 400 metres west-southwest of the Jaclyn South Zone. It consists of a 2 metre wide composite vein zone with a main central quartz vein 0.40m to 1.8m thick. The exposed zone has a known strike length of 35 metres and has been intersected by diamond drilling at a vertical depth of 28 metres. The central portion of the vein is comprised of massive, milky-white quartz with the margins being characterized by laminated and stylolitic textures. Arsenopyrite (up to 2%) occurs mainly as disseminated anhedral masses within massive quartz in areas of angular wallrock inclusions, and as disseminated euhedral grains within, and proximal to stylolitic laminae. Visible gold has been noted at surface in one location and assays of up to 3.8 g/t gold have been obtained from grab samples.

9.2.5 GP04-41 Zone

Gold-bearing quartz veining was intersected in drill hole GP04-41 in the Jaclyn West portion of the Property. The hole is located 450 metres west-southwest of the Jaclyn North Zone (Figure 3). The intersection consists of a 1 metre wide locally brecciated stylolitic quartz vein cut by a mafic dyke. The zone assayed 1.06 g/t gold over 1.40m including 3.42 g/t gold over 0.40m.

9.2.6 Shawn’s Shot Gold Occurrence

Gold-bearing quartz veining in bedrock occur at Shawn’s Shot, located 7 kilometres west-southwest of the Jaclyn Area (Figure 3). The 0.35m wide vein outcrops along the Exploits River, is exposed over about 2.5 metres along the river bank, and is oriented at 110°/78°. Grab samples of the vein have returned assays up to 100.5 g/t gold.

9.2.7 Otter Brook Gold Occurrence

The Otter Brook Gold Occurrence is located on the south side of the Exploits River, approximately 7.5 kilometres south-southwest of the Jaclyn Area (Figure 3). The occurrence consists of a 5-20 cm wide quartz breccia vein cutting siliceous mudstone and chert that has returned assays up to 3.2 g/t gold (Courtney, 2002; Copeland, 2004b, Copeland, 2007). Sampling during 2004 resulted in assays up to 2.2 g/t gold from a sample with 5% pyrite, 2% disseminated chalcopyrite and trace arsenopyrite. The occurrence sits at a favourable stratigraphic level at the Caradocian Shale/Victoria Lake Group transition, where rocks have been deformed into a shallow, northeast plunging syncline.

9.2.8 Gabbro Gold Occurrence

The Gabbro Gold Occurrence is the most recently discovered of all the bedrock gold occurrences on the Golden Promise Property. It was located on the south side of the Exploits River, approximately 1 kilometre east of Noel Paul’s Brook, approximately 15 kilometres southwest of the Jaclyn Zones (Figure 3) in the northwest corner of Licence 11057M.

The mineralization is currently outlined over a 55 metre by 25 metre area of carbonatized gabbro and is comprised of narrow, <1-4cm quartz veinlets containing up to 5% pyrite (Copeland 2006). Initial sampling in 2005 reported gold assays of up to 10.04 g/t gold (Sparkes, 2006), while sampling in 2006 returned samples ranging from 1.34 to 9.14 g/t gold (Copeland, 2006).

9.2.9 Linda/Snow White Gold Occurrence

The Linda/Snow White showing, located on the South Golden Promise Property, consists of a composite quartz vein system up to 5 metres wide and exposed over a 170 metre strike length. The vein system is hosted by gabbro, mudstone, siltstone and greywacke. Wall rock alteration adjacent to the quartz veins consists of minor iron carbonate, sericite and local chlorite. The veins contain variable but generally minor sulphide mineralization including pyrite, arsenopyrite and trace galena. Gold typically occurs as free gold along stylolitic fractures often near the vein margins, similar to the mineralized veins of the North, South and Main Jaclyn zones on the

Golden Promise Property (Pilgrim, 2006). Channel samples across the vein system produced values up to 29.7 g/t gold over 0.5 metres, while grab samples returned values up to 232 g/t gold.

The Linda/Snow White vein system has been traced with diamond drilling for 280 metres along strike, and to vertical depths of 110 metres. Of sixteen holes that have been drilled on the zone, eleven intersected anomalous gold mineralization (≥100 ppb over the sampled interval) associated with quartz veining of variable intensity. The best intersection returned 19.5 g/t gold over a core length of 1.15 metres (from 43.25m to 44.40m), including 63.2 g/t gold over 0.35 metres. Pyrite and arsenopyrite were noted in the mineralized quartz vein, along with 20 specks of visible gold over 4 centimetres along its lower contact. A single sample taken across several narrow, gabbro-hosted quartz veins further downhole (from 48.60m to 49.10m) assayed 1.5 g/t gold over 0.50 metres.

9.2.10 Big Arm Gold Occurrence

The Big Arm gold occurrence, which was discovered in 1928 by the Anglo Newfoundland Development Company, is described as being hosted within a 0.30m to 1.5m wide quartz vein on a now submerged island in Victoria Lake. Galena, sphalerite and pyrite were also noted in the vein, which reportedly returned assay values up to 0.8 oz/t (27.5 g/t) Au, 4.5 oz/t (155.1 g/t) Ag, and 1.7% Pb.

Altius Minerals Corporation carried out a detailed grid-based bathymetry and GPS survey as well as a Mag/VLF survey over the showing from the frozen lake surface. The bathymetric soundings indicate that the island hosting the Big Arm showing was underneath approximately 30 meters of water at the time of the survey. The VLF survey detected subtle conductors running parallel to the line direction, however the data was suspected to be “smoothed” somewhat by the effects of the lake, and that the grid lines were approximately parallel to the signal direction. From the VLF and magnetics data, higher resistivity and a magnetic low over the location of the submerged island, flanked by a higher magnetic signature suggestive of a mafic intrusive body, was interpreted to represent quartz veining (and silicification?) associated with the Big Arm gold showing (Dalton et al., 1999).

9.2.11 Sansu Gold Occurrence

At the Sansu gold occurrence, located in the southwestern portion of the Victoria Lake Property near Wigwam Brook, grab samples from a 30cm wide, arsenopyrite bearing quartz-carbonate vein that cuts altered mafic volcanic rocks returned values up to 3.5 g/t Au. Gold panning conducted at the mouth of a small stream that drains the area northeast of Wigwam Brook returned several fine flakes of gold in the beach material and the stream-bank till; a composite sample from both HMC’s returned a value of 12,000 ppb Au (Sparkes 2003).

10.0    EXPLORATION

Exploration since June 2002 on the Golden Promise Property comprises a total of 15,309.68 metres of diamond drilling in 98 holes, 8,250 line kilometres of airborne magnetic and electromagnetic surveys, ground geophysical surveys on 20 line kilometres of grid, excavation of 30 trenches, collection of ~6,000 B-horizon soil/humus samples, and MMI (Mobile Metal Ion) samples, ~2,400 rock float, grab and channel samples and regional (1:50,000 scale) and detailed (1:500) geological/trench mapping. The majority of the work, including 71 diamond drill holes (10,315.35m) has focused on the Jaclyn Main Zone. Drilling programs during the summer 2002, fall 2003 and spring 2004 along with the airborne survey were completed with financial support (~$412,000) from the Newfoundland and Labrador Government's Junior Company Exploration Assistance Program (JCEAP). Total exploration expenditures, to the end of December 2007 on the Golden Promise Property, excluding GST/HST, by Rubicon, Paragon and their partners Placer and Crosshair are approximately $3,794,000. The work is covered in greater detail in reports by Mullen, (2003, 2006, 2007, 2008), Copeland and Newport (2004a, 2004b), Copeland and Newport (2005) and Moore (2003a, 2003b) as well as the previously filed 43-101 reports by Copeland (2004a) and Pilgrim (2006) available at www.sedar.com. For the purposes of this report assay values considered anomalous are those rock samples with gold assay values greater than 150 ppb gold and soil samples greater than 30 ppb gold.

Exploration on the South Golden Promise Property since January 2003 includes 1,016 metres of diamond drilling in 16 holes, 866 line kilometres of high resolution helicopter-borne electromagnetic/magnetic geophysical surveys, excavation of 14 trenches, detailed geological mapping, prospecting, soil sampling (~10,000 samples), rock sampling (~500 samples) and channel sampling (182 samples). The diamond drilling program was carried out in May 2006 and tested the depth and strike extensions of gold mineralization exposed in the Linda/Snow White trench. Financial support totaling $72,619.01 was provided for the diamond drilling campaign through the Newfoundland and Labrador government's Junior Exploration Assistance (JEA) Program. The highest grade mineralization intersected on the Linda/Snow White vein was returned from drill hole SGP-14, which intercepted a zone grading 19.5 g/t Au over 1.15 metres, including 63.3 g/t Au over 0.35 metres.

Exploration on the Victoria Lake Property since January 2003 includes 2,197 metres of diamond drilling in 11 holes, a borehole Pulse EM survey, an orthophoto survey, 54 line kilometres of line cutting and grid refurbishing, 26.45 line kilometres of ground gravity surveying, reconnaissance geological mapping, rock sampling (54 samples) and soil sampling (550 samples). At the time that this report was being prepared, the final report and interpreted data from the borehole Pulse EM survey were still pending.

10.1    Golden Promise and South Golden Promise Prospecting

Since June 2002 prospecting, and especially quartz float tracing has been shown to be a powerful exploration tool on the Golden Promise Property (Jackson, 2005). During this time frame, prospecting was completed over most of the easily accessible areas with the collection of ~2,400 samples. Initially the emphasis was placed on sampling and tracing quartz float in the Jaclyn Area, as this method led to the eventual discovery of the Jaclyn Zones. At its peak, up to five teams of two prospectors and/or geologists completed prospecting and ground “truthing” of structures interpreted from the airborne geophysical survey, plus follow-up prospecting on anomalous lake, soil, and rock samples. An extensive network of logging roads provided access to the majority of the property by truck and ATV, while power lines and rivers were traversed on foot. Key target areas were 045o, 070o, 110o trending structures such as faults and magnetic dykes as these orientations are also known gold-bearing structures at the Jaclyn Zones and the Shawn’s Shot occurrence.

Overall prospecting has defined the highest potential for gold mineralization to exist within and stratigraphically beneath the trace of the Caradocian Shale with very little indication of economic grades of gold mineralization within the Badger Group stratigraphy. This is not exclusive as well mineralized float has been discovered in areas underlain by Badger Group rocks. In May 2005, the Golden Promise Property was reduced from its maximum aerial extent of 2,358 claims in 26 map staked licence to its current size. The South Golden Promise Property has also been reduced from its original size of 18,850 hectares in 754 map-staked claims to its current size, largely as a result of the return of 125 map-staked claims in what was referred to as Block 3, or the Barren Lake block, which was situated approximately 45 kilometres southwest of the Town of Badger and not contiguous with the main South Golden Promise claims. The properties were reduced in order to place emphasis on what is considered higher potential Victoria Lake Group/Caradocian stratigraphic zones and the desire to reduce long term assessment obligations.

10.1.1 Jaclyn Area (including Jaclyn East and Justin’s Hope)

Exploration completed by Rubicon during the summer of 2002 involved detailed prospecting to determine the extent of visible gold-bearing quartz float initially discovered by local prospector, Mr. Bill Mercer. Prospecting identified a 650 metre long by 20 metre wide northeast trending boulder train parallel to the direction of glacial transport. Samples from this train returned assays ranging up to 353.4 g/t gold. Follow-up trenching and drilling located the Jaclyn Main Zone within 20 metres of the boulder train. Two other sub-parallel visible gold-bearing quartz boulder trains, approximately 300 metres to the south and north were documented and shown to contain anomalous gold (up to 4 g/t gold) and arsenic values (Moore, 2003a, b).

The boulder trains that overlie the Jaclyn Main and Jaclyn North Zones appear to merge approximately 500 metres to the northeast of the Jaclyn Main Zone. This area is termed the Jaclyn East Area, where quartz float assaying up to 45.5 g/t gold with a coincident B- horizon gold-in-soil anomaly (106 ppb gold) has been located. The area is host to anomalous gold in bedrock (195 ppb gold) as shown by trenching in the area in August 2002 and diamond drilling in early 2004, although significant gold grades (>1 g/t gold) have not yet been encountered in bedrock.

Abundant mineralized float assaying up to 335.9 g/t gold defines an extensive quartz boulder train at the Justin’s Hope Float Occurrence, located 3.5 kilometres northeast of the Jaclyn Zones. Subsequent drilling at Justin’s Hope indicated thick overburden (up to 29 metres) and showed that the boulder train is not underlain by mineralized vein zones in the two locations drilled as was the Jaclyn Main, Jaclyn North and Jaclyn South Zones. Glacial transport of mineralized float from the southwest (in the vicinity of the Jaclyn Area) is a possible explanation for the abundant mineralized quartz boulders and anomalous gold-in-soil samples in this area.

10.1.2 Jaclyn West Area

The discovery of the Christopher Zone was the highlight of exploration work completed in the Jaclyn West area in 2004. Prospecting discovered subcropping quartz vein material located 400 metres west-southwest of the Jaclyn South Zone that was later exposed in-situ through trenching. Sampling of the subcropping vein returned assays as high as 3.8 g/t gold and up to 4,240 ppm arsenic. Trenching exposed a visible gold-bearing quartz vein zone that averaged about 2 metres in width over a 35 metre strike length. The central portion of the vein is comprised of massive, milky-white quartz with the margins characterized by laminated and stylolitic textures. Arsenopyrite (trace to 2%) occurs mainly as disseminated anhedral masses within massive quartz in areas of angular wallrock inclusions, and as disseminated euhedral grains within, and proximal to, stylolitic laminae. The Christopher Zone is hosted by intercalated mudstone and greywacke.

Quartz float with up to 3% arsenopyrite was also sampled near the interpreted boundary between Victoria Lake Group sediments and overlying Caradocian Shale. These samples also lie approximately on trend with the trace of the Jaclyn North Zone, 450 metres to the northeast.

10.1.3 Shawn’s Shot Gold Occurrence

Prospecting located the Shawn’s Shot Gold Occurrence along the Exploits River, 7.5 kilometres southwest of the Jaclyn Main Zone. The vein was previously described as subcrop but subsequent hand trenching indicates that the protruding quartz vein is bedrock. The vein is approximately 0.35 metres wide and contains abundant visible gold on laminated surfaces. The vein is oriented 110o/78o and is exposed for approximately 2.5 metres before disappearing beneath the Exploits River. Grab samples assay from 14.0 to 100.5 g/t gold.

10.1.4 Otter Brook Gold Occurrence

The Otter Brook Gold Occurrence consists of an in situ 0.30 metre wide quartz breccia vein that assays up to 3.2 g/t gold (Courtney, 2002; Copeland, 2004b). Sampling during 2004 resulted in assays up to 2.2 g/t gold from a sample with 5% pyrite, 2% disseminated chalcopyrite and trace arsenopyrite. The Otter Brook Occurrence sits at a favourable stratigraphic level at the Caradocian Shale/Victoria Lake Group transition, where rocks have been deformed into a shallow northeast plunging syncline.

10.1.5 Branden Float Occurrence

The Branden Float Occurrence is located 8.5 kilometres northeast of the Jaclyn Main Zone near the Town of Badger. Initial sampling of quartz float found in 2003 returned assays as high as

80.0 g/t gold. Additional sampling in 2004 returned gold assays of 72.1 g/t, 62.6 g/t, 22.6 g/t, and 20.5 g/t gold respectively. Many of the samples with anomalous gold also have elevated arsenic (up to 1195 ppm As) and silver (up to 1.4 ppm Ag) contents, although overall the vein material sampled contained very little sulphide. The Branden occurrence was thought to be hosted by Badger Group sediments, however trenching exposed rocks typical of the Victoria Lake Group, suggesting that this may be a window of Victoria Lake Group outcropping within an overall domal structure created by a double plunging F1 anticline underlying the area (McNeill, 2005).

10.1.6 Gabbro Gold Occurrence

In the fall of 2005, prospecting carried out on Licence 11057M approximately 15 kilometres southwest of the Jaclyn Zones resulted in the discovery of a quartz veined zone in gabbro where two grab samples returned 2.62 g/t and 10.04 g/t gold (Sparkes, 2006). Subsequent follow-up exploration in 2006 revealed moderately pyritic quartz veinlets cutting carbonatized gabbro over a 55 metre by 25 metre area.

10.1.7 Linda/Snow White Gold Occurrence

Prospecting on the South Golden Promise Property has focused on follow-up investigations of anomalous soil geochemistry anomalies, particularly in the vicinity of the Linda/Snow White gold occurrence, which was discovered in late 2004 while investigating a single station gold in soil anomaly. Original rock sampling returned values up to 9.6 g/t Au, 3.6 g/t Au and 1.4 g/t Au from the original Snow White vein discovery. Approximately 70 additional rock samples were taken in the vicinity throughout 2005, leading to the discovery of the Linda vein immediately to the west of the Snow White vein, and returning values up to 2.1 g/t Au. Both veins have been shown to be part of the same composite quartz vein system.

10.1.8 Valley Brook Area

In 2005, prospecting was also carried out in the Valley Brook area of the South Golden Promise Property, and 32 rock samples were collected. None of the samples returned values greater than 100 ppb Au, but two samples (40058, 40059) returned copper values of 2611 ppm and 2154 ppm although corresponding zinc, lead, silver and gold values were very low.

10.2    Golden Promise and South Golden Promise Soil Sampling

Since June 2002, Rubicon and Paragon have collected a total of ~6,000 B-horizon soil and humus samples from the Golden Promise Property as part of their exploration program. Soil sampling focused on the Jaclyn Area, Jaclyn West Area and the Justin’s Hope Float Occurrence (~2,500 samples), while 167 samples were collected over the Branden Float Occurrence, and approximately 320 soil samples were collected in the vicinity of the Gabbro Gold Occurrence. Other smaller soil grids were completed on a reconnaissance basis and were designed to follow up on favourable stratigraphic and structural environments as outlined by the airborne geophysical survey and regional geological mapping; mainly in areas of folded (generally regional to local scale anticlinal closures) Victoria Lake Group sedimentary rocks with overlying Caradocian Shale sequences. In general, areas of known mineralized bedrock or float were covered with soil samples at a line spacing of 100 to 200 metres and a sample spacing of 25 metres. Areas of reconnaissance soil sampling had soil sample lines spaced at 200 to 400 metres with sample spacing of 25 metres.

Since 2003 on the South Golden Promise Property, approximately 10,000 B-horizon soil and humus samples have been collected by Crosshair and Rubicon. The majority of the samples were collected along the northwestern portion of the current property in order to target favourable stratigraphy and structure, including the area of the Linda/Snow White occurrence. However, this number also reflects sampling that was done on some of the original claims that have subsequently been surrendered. Detailed soil sampling over priority target areas was conducted at 25 metre stations along 50 metre spaced grid lines, while reconnaissance sampling was conducted along grid lines up to 1000 metres apart. To date, follow-up of soil geochemical anomalies identified from this work has led only to the discovery of the Linda/Snow White vein.

While B-horizon was the preferred sample medium, organic material (humus) was collected in poorly drained areas where the till was not within auger depth. However, significant differences in the geochemistry of these two media are evident and it was determined that a clearer interpretation of the soil data could be achieved by segregating the B-horizon samples from the organic-rich samples for the purpose of gridding and data imaging (Jackson, 2005).

Work by Jackson (2005) revealed that arsenic is a good pathfinder element for gold in this environment. However, despite this relationship, these two elements varied antipathetically to one another in the soil data. This decoupling was interpreted to be due to hydromorphic processes. A second element association present in the bedrock and float data was gold-silver-lead but this association did not appear in the soil data. The concentration levels for antimony, while likely a pathfinder element for gold, was not sufficiently above the detection limit to be considered of much use in anomaly definition.

10.2.1 Jaclyn Area (including Jaclyn East and Justin’s Hope)

A total of 1,629 B-horizon soil and humus samples have been collected over the Jaclyn, Jaclyn East and Justin’s Hope areas since 2002. Soil samples have been collected at a line spacing of 100 metres covering the Jaclyn and Justin’s Hope areas, and at 200 metres in the intervening Jaclyn East area. The soil grid was designed to evaluate high grade quartz float over Victoria Lake Group and Caradocian shale stratigraphic units in the core of the Jaclyn anticline.

At the Jaclyn Area, B-horizon soils were effective in outlining the trace of the high grade boulder train with highly anomalous gold assays coming from samples within 25 metres of the surface projection of the Jaclyn Main Zone. Each soil line that crossed the Jaclyn Main Zone as delineated by drilling in 2002 returned anomalous gold values, including highly anomalous assays of 210 ppb and 8,995 ppb gold.

As a follow-up to these encouraging results, the soil grid was expanded to cover high grade quartz float in the Jaclyn East and Justin’s Hope areas. Soil sampling at Jaclyn East returned anomalous soils assaying up to 102 and 273 ppb gold, within the area of the Jaclyn East boulder train. At Justin’s Hope the gold results showed a less patterned B-horizon response but nonetheless returned anomalous values up to 88 to 108 ppb gold. The anomalous soils do not, however, correlate well with the location of auriferous quartz float located through prospecting.

A single line of MMI soil samples was collected over the Jaclyn Main and Jaclyn South Zones. The MMI survey over the Jaclyn Main Zone returned a single high gold assay of 138 ppb gold (response ratio of 28) and a corresponding silver response of 207 ppb silver (response ratio of 48). This anomalous area is located directly above the mineralized vein (Fedikow, 2004a, b).

In the Jaclyn South Zone area, there was a low element response for the MMI-B and MMI-F suites, as well as elements in the ICP and INA analyses. All techniques had significantly different elemental abundances than the Jaclyn Main Zone; for example, the highest gold value from MMI-B at Jaclyn South was 8 ppb gold (response ratio of 2) with response ratios for silver up to 21.

10.2.2 Jaclyn West Area

The systematic soil sampling completed over the Jaclyn West area during the summer of 2004 comprised the collection of 902 B-horizon soil and humus samples and had the goal of discovering anomalous gold or arsenic concentrations that might represent the western continuation of the Jaclyn Main, Jaclyn North and Jaclyn South vein systems. Sampling at Jaclyn West resulted in gold assays as high as 110 ppb gold which led to the discovery of a mineralized quartz vein system intersected in hole GP04-41. Numerous additional anomalous gold-in-soil anomalies were outlined during the program along with various zones of mineralized quartz vein float. Follow up drilling mainly targeted the float occurrences and many of the anomalous soil sample sites remain to be drill tested.

One hundred and thirty-six MMI soil samples were collected on two lines in the Jaclyn West Area with one line passing over the Christopher Zone (Fedikow, 2004b). Two areas of low contrast gold anomalies with RR of 4 and 6 were defined in the area with silver response ratios of 10 to 18.

10.2.3 Shawn’s Shot Gold Occurrence

Two lines of MMI soil samples were collected in the area surrounding the Shawn’s Shot Gold Occurrence (Fedikow, 2004b). The sampling resulted in two areas of anomalous multi-element responses, although neither has been drill tested.

10.2.4 Branden Float Occurrence

One hundred and sixty-seven B-horizon soil samples were collected over the Branden Float Occurrence in 2004. Sampling was completed on eight lines at 100 metre line spacing and 25 metre sample spacing. Results revealed two anomalous samples of 55 ppb and 8,530 ppb gold were located 325 metres to the west and 475 metres to the southwest of the Branden Float Occurrence respectively. Follow-up prospecting at these sites yielded no in-situ mineralization or mineralized float. Ten MMI samples were collected along a single line across the occurrence with sample spacing of 10 metres. The samples did not yield anomalous response ratios for gold or other pathfinder elements (e.g. Ag, As).

10.2.5 Joe Glodes Area

A reconnaissance soil survey grid comprising five grid lines was sampled in the Joe Glodes area (Figure 3) at 100-200 metre line spacing with 25-50 metre sample spacing. The survey area is interpreted to be underlain by Victoria Lake Group sediments and Caradocian Shale forming a tight isoclinal anticline. Abundant east-southeast (120o) and east-northeast (070o) oriented faults and mafic dykes transect the area. Anomalous assays up to 168 ppb gold and 172 ppm arsenic were returned. Anomalous arsenic (up to 251 ppm As) was present in samples overlying the Caradocian Shale in the north end of the sampled area proximal to a known in-situ 10 cm arsenopyrite-bearing quartz vein.

10.2.6 Gabbro Gold Occurrence

Between October 2005 and December 2007, 320 B-horizon soil samples were collected near the Gabbro Gold Occurrence located 15 kilometres southwest of the Jaclyn Area on Licence 11057M. Prospecting in this area in 2005 and 2006 uncovered a gold-bearing quartz veined system cutting altered gabbro. A total of six soil samples returned anomalous gold values ranging from 28 to 87 ppb gold (Sparkes, 2006, Mullen, 2008), although none of the anomalies were in the immediate area of the bedrock gold occurrence.

10.2.7 Linda/Snow White Gold Occurrence

In 2004, Crosshair contracted SCI Exploration of Miles Cove, NL to conduct reconnaissance soil sampling over former licence 9050M, which forms the core of the South Golden Promise Property. A total of 4,077 soil samples were collected at 25 metre stations along 500 metre spaced, east-west oriented lines covering the entire licence. Only 35 of the samples returned values greater than 5 ppb Au, to a maximum of 252 ppb Au (Froude, 2004). One of these samples, a single station anomaly of 120 ppb Au, led to the discovery of the Snow White vein.

Between September and November 2005, Crosshair collected an additional 188 soil samples along ten 50 metre spaced lines approximately 300-800 metres south of the Linda/Snow White composite vein system. No anomalous gold values were returned from these samples. In January 2008, Crosshair and Paragon conducted additional reconnaissance soil sampling in the vicinity of the Linda/Snow White occurrence. A total of 318 samples were collected along six variably spaced survey lines. Five of the samples returned gold values greater than 5 ppb, ranging from 34 to 55 ppb Au, and four of which were collected from two lines located 1 to 1.5 kilometres west of the Linda/Snow White gold occurrence.

10.3    Ground Geophysical Surveys

10.3.1 Golden Promise Property

During June and July 2002, prior to any drilling in the Jaclyn Area, 20 kilometres of gridline was established on the Golden Promise Property; comprising a single baseline oriented parallel to and along the trace of the mineralized quartz vein boulders at an azimuth of 070o with cross lines oriented at an azimuth 340° relative to true north. Linecutting was followed by magnetic/VLF-EM surveys and 2 kilometres of IP surveying.

Results of the ground geophysics were initially considered to have been ineffective at detecting the mineralized veins, and considered too limited in lateral extent to confidently interpret regional structures. However, the magnetic survey has since been used to pinpoint the surface projection of magnetic mafic/ultramafic dykes intersected in diamond drilling. Also, a VLF-EM conductive trend, which probably is caused by narrow zones of semi-massive pyrite associated with faulting, runs parallel to but is laterally offset from the Jaclyn Main Zone Vein along its eastern sector. The conductor axis, as interpreted, extends well beyond the limit of the current drilling, and though it does not directly correlate with the auriferous quartz veining of the Jaclyn Main Zone, it suggests that both structures may continue along strike to the east.

10.3.2 Victoria Lake Property

From August to September, 2005, Eastern Geophysics Limited was contracted by Crosshair to perform a gravity survey on the Victoria Lake Property. The survey covered four separate areas of the property (referred to as the DPS, Swamp, Henry Waters, and Long Lake Grid areas) to aid in prioritizing drill targets for future drilling. The gravity data was sent to VOX Geoscience Ltd. Of Delta, B.C. for additional processing and interpretation including the calculation and plotting of residual gravity maps for each of the four areas surveyed.

Residual Bouguer gravity values are generally higher in the western part of the DPS grid area with the regional gradient increasing by approximately 1 milligal from east to west. Occurring near the edge of the survey area, the elevated gravity anomaly is only partially defined but does not appear to have a correlation with topography. Furthermore, area of higher residual gravity on the western part of the grid area coincides with a northeast-southwest striking VLF conductor identified from previous work, and previous soil sampling in the area identified a small cluster of elevated zinc in soil values up to 196 ppm.

On the central portion of the Swamp grid, the survey identified a broad NNE-trending zone of slightly elevated (0.2 milligals) residual Bouguer gravity. The gravity anomaly corresponds with an area of slightly higher topography flanked on either side by marshy wetlands. Elevated residual Bouguer gravity values also occur at the extreme northeast and southwest ends of the Swamp grid, but are only partially defined. Previous work has identified at least three VLF conductors in this part of the Swamp Grid. Along the northwest margin of the gravity anomaly a zone of altered felsic volcanic rocks (0.33%Na2O, 9.58% K2O, 4940 ppm Ba) was identified by previous mapping, and approximately 100 metres to the southeast a till sample returned a copper value of 304 ppm.

In the Henry Waters survey area, the data indicates a general increase in residual Bouguer gravity towards the southeast. Elevated gravity values along the extreme northwest edge of the grid directly correspond with elevation increases and no definitive gravity drill targets were identified. However, the area is marked by a zone of silica-sericite-pyrite alteration identified from previous mapping.

Figure 10: Residual Gravity Map, DPS Grid

Figure 11: Residual Gravity Map, Swamp Grid

Figure 12: Residual Gravity Map, Henry Waters Grid

Figure 13: Residual Gravity Map, Long Lake Grid

In the southern portion of the Long Lake grid, the survey detected a pronounced ENE-trending residual Bouguer gravity anomaly having an amplitude of 0.75 to 1.5 milligals, with the peak of the anomaly located near the southwest part of the grid. The southern margin of this anomaly is marked by a very steep and sharp gradient. Robertson (2005) suggests that the anomaly might be caused by a WSW-ENE striking, northeast plunging body buried less than 100 metres depth and steeply dipping to the northwest. Ground work on this part of the property identified several areas of silica-sericite-pyrite alteration and as well as an extensive soil anomaly containing up to 4140 ppm Zn, 325 ppm Cu and 255 ppm Pb.

10.4    Airborne Geophysical Surveys

10.4.1 Golden Promise and South Golden Promise Properties

From October 21 to November 19, 2003 approximately 8,250 line kilometres of high resolution, helicopter-borne electromagnetic/magnetic surveys were completed on the Golden Promise Property. The airborne survey covered the entire Golden Promise Property following the trace of the Caradocian shale horizon throughout the property as originally outlined in a regional airborne EM survey from 1966 (Lazenby, 1966). The survey (traverse) flight lines were generally flown in a north-south orientation. Tie lines were spaced approximately 750 metres apart and oriented orthogonal to the survey lines. The cost of the survey was partially funded (~$200,000) by the Government of Newfoundland and Labrador under the Junior Company Exploration Assistance Program (JCEAP).

From November 20-28, 2003, Rubicon flew 2,382.5 line kilometres of helicopter-borne, high resolution electromagnetic/magnetic surveys over former licences 9050M, 9051M and 9052M of the South Golden Promise Property. The coverage area corresponds with much of current licence 12462M, which form the core of the South Golden Promise Property. The survey (traverse) flight lines were flown in a north-south orientation along 75 metre spaced lines. Tie lines were spaced 1,000 m apart and oriented orthogonal (east-west) to the survey lines. The total cost of the survey on the Golden Promise Property, including GST, was $124,613.95.

For the surveys on both properties, total field magnetic data along with three frequencies of electromagnetic data (900Hz, 7,200Hz and 56,000Hz) were collected during the survey. All frequencies of resistivity and magnetic data show strong contrast in the underlying lithologies and reveal regional and local-scale folded and faulted stratigraphy, both potentially of critical significance for formation of gold bearing quartz veins (Figure 14). Abrupt transitions from high resistivity to low resistivity units mark the transition from siliciclastic rocks of the Victoria Lake and Badger Groups to the Caradocian Shale marker unit. The Caradocian Shale is an excellent electrical conductor and thus forms a resistivity low on the resistivity maps and occupies an approximate 450 metres wide layer throughout the survey area. The highly conductive nature of the rock is attributable to the relative high graphite and/or pyrite content of this black shale. This contrasting stratigraphy outlines tight northeast-plunging folds. In places, the folds have been offset by faults that trend parallel and transect the axial plane of the folds.

558000
560000
562000
564000
566000
568000
5420000
5418000
5416000
5414000
N
W
E
S
370
11034M
11033M
11029M
11026M
Jaclyn North Zone
Jaclyn Main Zone
Christopher Zone
Jaclyn South Zone
Exploits River
11034M
LEGEND
-14400 ohm-m
-2000 ohm-m
-80 ohm-m
PARAGON MINERALS CORPORATION
Apparent Resistivity
56,000 Hz
Jaclyn Area-Golden Promise Property
1 kilometre
scale bar
UTM NAD27
Jan 28, 2008

Figure 14: Airborne Apparent Resistivity Map, Jaclyn Area, Golden Promise Property

The most obvious magnetic features imaged by the survey are a pervasive set of east-southeast trending dykes, northeast trending dykes, and fault zones. Many of the magnetic dykes apparently terminate where passing from Badger or Victoria Lake Group sediments into the Caradocian Shale. The magnetic dykes imaged within the survey area may be correlative to mafic plutonic rocks that intrude upper levels of the Victoria Lake Group. The age range for these rocks is 443-355 Ma or Early Silurian to Late Devonian. The large range in ages may reflect multiple suites. The age of the dykes is post deposition and younger than mafic volcanic units within the Victoria Lake Group dated at 515-460 Ma or Early Cambrian to Middle Ordovician. Dykes that post-date the Jaclyn Main Zone quartz veining also crosscut stratigraphy. The trend of the magnetic mafic swarm from the magnetic maps (110°-130°) is sub-parallel to the visible gold-bearing vein in at the Shawn’s Shot Gold Occurrence.

From the South Golden Promise Property survey, abrupt transitions from high to low-resistivity units mark the transition from siliceous clastic rocks to argillite within the Harpoon Brook Belt of rocks. Less resistive (conductive) shale appears in light to dark blue on the resistivity and occupy fairly extensive areas throughout each of the survey areas. The highly conductive nature of the rock is attributable to the relative high graphite and/or sulphide (pyrite) content of what are interpreted to be shale and argillite. This contrasting stratigraphy outlines tight northeast- and southwest-plunging folds. In places, the folds have been offset by faults that trend parallel to and transect the axial trace of the folds

10.5    Victoria Lake Borehole Pulse EM Survey

From January 20 to February 15, 2008 a three-dimensional borehole Pulse EM survey was carried out by Eastern Geophysics Limited on the Victoria Lake Property. The survey was performed on seven of the eleven holes drilled in 2006 on the Long Lake grid (LL-06-01,03,04), Swamp grid (SG-06-01,02,04) and Henry Waters grid (HW-06-01). Three of the 2006 drill holes (LL-06-02, LL-06-05 and SG-06-03) could not be surveyed due to blockages in the holes, while the lone hole drilled on the DPS grid (DPS-06-01) was not surveyed due to the lack of favourable lithology, alteration and mineralization.

The survey was carried out by Eastern Geopysics personnel Kirk Pittman and Lewis Combdon using the Crone Pulse EM system. Each hole was dummy-probed before the actual survey was performed to ensure that the borehole survey equipment could be safely deployed and retrieved. The survey crew accessed the property via helicopter from the town of Pasadena, with helicopter services provided by Universal Helicopters Newfoundland Limited. Results from the borehole Pulse EM survey will help direct the Phase 2 drilling on the property. At the time this technical report was prepared, final interpretation of the borehole Pulse EM survey data was still pending.

10.6    Geological Mapping

A systematic geological mapping program on the Golden Promise Property, that included the mapping a large portion of NTS map sheets 12A/16 and 02D/13, was undertaken during the 2004 field season (McNeill, 2005; Figure 6). The mapping program was designed to follow-up on initial geological interpretations by Tarnocai (2004) which were largely based on interpretation of the 2003 high-resolution airborne survey, compilation of existing regional geological work by the government, trench mapping, and diamond drill core logging.

The airborne geophysical maps combined with field mapping are crucial to understanding the map scale distribution of units and three-dimensional structure of the property. The severe lack of outcrop in many areas and elusive changes in stratigraphy with a distinct non-cylindrical fold geometry make geological interpretation difficult (McNeill, 2005).

10.7    Trenching

Since July 2002 a total of 30 trenches have been excavated over targets on the Golden Promise Property. The majority of the trenches have attempted to expose mineralized quartz vein systems within the Jaclyn Area, with additional trenches investigating mineralized quartz float or B-horizon gold-in-soil anomalies in the Jaclyn West Area, near the Justin’s Hope Float Occurrence, at the Branden Float Occurrence, and in the Rushy Pond area. Although trenching overall is seen as a cost effective means of testing for underlying mineralized quartz vein systems in areas of extensive overburden cover, it has only been successful in exposing the Christopher Zone and the Jaclyn Main Vein Zone in one location. Bedrock was not reached at many of the trench sites.

On the South Golden Promise Property, a total of 14 trenches have been excavated since 2003 in order to investigate soil geochemistry anomalies identified from the various ground surveys. Several of the trenches failed to reach bedrock through the thick overburden cover. Of those that did, gold bearing quartz veins were only exposed at one area, that being the Linda/Snow White occurrence. Nevertheless, mechanical trenching is still considered a very cost effective means of investing prioritized exploration targets in areas on thick overburden on the property.

10.7.1 Jaclyn Area

During July 2002, nine trenches were excavated in the Jaclyn area. Eight of the trenches were dug along the trace of the Jaclyn Main quartz float train, while the ninth targeted the Jaclyn South Zone boulder train. One of the trenches exposed a 0.5 -2m wide quartz vein system (Jaclyn Main Zone) with local abundant visible gold. Adjacent trenches failed to expose the vein in bedrock due to thick overburden conditions and rapid water inflow, though numerous large quartz blocks (subcrop?) were recovered (Mullen, 2003).

A second trenching program was carried out in the fall of 2003 with a total of seven trenches excavated. Trenching on the Jaclyn North Zone boulder train exposed a sequence of mudstone/greywacke that is separated from black mudstone by a 10 to 20 cm deformation zone running parallel to the bedding (Copeland and Newport, 2004a). Samples collected from the trench did not return significant gold analyses while samples of quartz float immediately overlying the trenched bedrock contained visible gold and returned assays up to 4 g/t gold.

Trenching over the Jaclyn South Zone in 2003 exposed mostly unaltered mudstone/greywacke sequences with interlayered arkosic sandstone but failed to locate the source of the overlying weakly mineralized quartz float.

10.7.2 Justin’s Hope Float Occurrence

Three test pits excavated at the Justin’s Hope Float Occurrence in 2003 struggled to expose bedrock. In one test pit, unaltered black mudstone was exposed that did not host significant quartz veining similar to that observed in the overlying quartz float (Copeland and Newport, 2004a). Two other test pits failed to reach bedrock and were filled in; no samples were collected.

10.7.3 Jaclyn West Area

In 2004, trenching carried out 400 metres southwest of the Jaclyn Main Zone successfully exposed a visible gold-bearing quartz vein (Christopher Zone) over a strike length of 35 metres. The central portion of the vein is comprised of massive, milky-white quartz with the margins being characterized by laminated and stylolitic textures. A grab sample returned the highest outcrop value of 1.96 g/t gold. Sampling of the subcropping vein prior to trenching returned assays as high as 3.8 g/t gold and up to 4240 ppm arsenic (Copeland and Newport, 2004a).

Other trenches across quartz boulder trains in the Jaclyn West area exposed a sequence of locally spotted mudstone, greywacke and arkosic sandstone but failed to source the weakly mineralized quartz float.

10.7.4 Branden Float Occurrence

Three trenches were excavated at the Branden Float Occurrence in 2004. One targeted the central portion of the Branden boulder train where quartz float assayed up to 80.7 g/t gold. This trench struggled to expose bedrock, and was thus back filled without taking samples. The other two trenches were excavated 40 and 120 metres from the first in an up-ice (230o) direction. Minor, narrow (<5cm), bedding-parallel quartz-calcite±ankerite veinlets were exposed but none of the eleven samples taken assayed better than 5 ppb gold.

Trenching at the Branden Float Occurrence was expected to expose Badger Group type rocks according to geology and geophysical compilation maps, yet the presence of bedded sandstone-greywacke is more typical of Victoria Lake Group sediments. Even though the nearest occurrences of Victoria Lake Group are more than 3 kilometres to the northeast and southwest of Branden, it is thought that this area is a window of Victoria Lake Group between a northeast plunging anticline (hosting the Jaclyn Zones) and a southwest plunging anticline (Copeland and Newport, 2005).

10.7.5 Rushy Pond Area

Five trenches and two test pits were excavated in the Rushy Pond area in 2005 (Figure 3). The trenches exposed various sedimentary lithologies including pyritic graphitic shale, greywacke, and siltstone. One narrow quartz vein zone was exposed and sampled but no anomalous gold values were returned. The cause of the multiple gold-in-soil anomalies remains unexplained. The licence was allowed to lapse.

10.7.6 Linda/Snow White Area

Trenching was carried out in 2005 in the vicinity of the Linda/Snow White gold occurrence to investigate a single station soil geochemistry anomaly (120 ppb Au) identified from a 2004 reconnaissance survey. The trenching exposed a composite quartz vein system up to 5 metres wide over a length of 170 metres. Detailed mapping and channel sampling of the exposed vein system showed the mineralized veins to be hosted within gabbro, mudstone, siltstone and greywacke (Pickett, pers. comm.). The mineralized veins also contain minor galena, pyrite and arsenopyrite, with local visible gold typically occurring along stylolitic fractures near the vein margin. Wallrock alteration consists of minor iron carbonate, sericite and local chlorite. Channel sampling across the vein returned values up to 29.7 g/t Au over 0.5 metres, while grab samples taken from the exposed vein produced assays up to 232 g/t Au (Morgan et. al, 2006).

11.0    DRILLING

11.1    Golden Promise Property

Between August 2002 and December 2007 Rubicon and Paragon along with partners Placer and Crosshair completed 15,310 metres of diamond drilling in 98 holes on the Golden Promise Property with the majority of the holes being completed on the Jaclyn Main Zone (71 holes, 10,315m) (Figure 15). Drilling also targeted the Jaclyn North Zone (10 holes, 1,987m), Jaclyn South Zone (4 holes, 607m), Christopher Zone (2 holes, 315m) and Shawn’s Shot Gold Occurrence (2 holes, 387m). The other nine holes (~1,698m) tested various targets to the northeast and southwest of the Jaclyn Zones. Table 2 lists drill collar locations and hole parameters. All significant gold assays from each hole are presented in Table 3.

Drilling conducted during 2002 and 2003 successfully delineated the Jaclyn Main Zone along a 375 metre strike length and to a vertical depth of 192 metres. The 2003 campaign also revealed the north (Jaclyn North Zone) and south (Jaclyn South Zone) quartz boulder trains to be underlain by highly altered sedimentary stratigraphy cut by visible gold-bearing quartz veins, similar in style to those encountered at the Jaclyn Main Zone.

Subsequent drilling in 2004 moved away from the immediate Jaclyn Area and targeted quartz float, B-horizon gold-in-soil anomalies, and gold-bearing quartz veining in bedrock in the Jaclyn East, Jaclyn West, Justin’s Hope, and Shawn’s Shot areas. This campaign successfully intersected the Christopher Zone quartz vein 400 metres west-southwest of the Jaclyn South Zone, a narrow, gold-bearing quartz vein 450 metres to the southwest of the Jaclyn North Zone

(GP04-41 Gold Occurrence), and several narrow (0.1 -0.5m), weakly auriferous quartz veins at the Shawn’s Shot Gold Occurrence.

After a 1½ year hiatus, drilling recommenced on the Property in mid June 2006 with an aggressive 52 hole, 9,414 metre campaign that continued intermittently through to December 2007. The program mainly evaluated the Jaclyn Main Zone (41 holes, 7,277m), though both the Jaclyn North Zone (9 holes, 1,830m), and Jaclyn South Zone (2 holes, 306m) were tested. The strike length of the Jaclyn Main Zone was more than doubled from 375 to 800 metres, and locally extended down dip to 265 metres below surface, with visible gold being encountered in 35 of the 41 holes (~85%) drilled. The Jaclyn North Zone was evaluated along a 250 metre strike and 80-160 metres down dip. Visible gold was noted in 4 of the 9 holes completed. The Jaclyn South Zone was extended by 100 metres along strike and 60 metres down dip at one point, though no visible gold was observed in any of the quartz veining encountered.

A cross-section along Section 5000E shows the overall geometry of the three Jaclyn Zones (Figure 15), while the longitudinal projection (Figure 16) shows the gold grade times thickness (core length) representation of the Jaclyn Main Zone.

11.1.1 August to September 2002

Between August 19th and September 14th, 2002, Rubicon completed a preliminary 21 hole, 1045 metre, NQ- and HQ-sized core diamond drilling program (GP02-01 to GP02-21) along the Jaclyn Main Zone (Mullen, 2003). Of the 16 holes to intersect the vein, 15 contained visible gold (94%). Three of the holes were lost due to technical difficulties, and subsequent interpretation has revealed that the other two were not drilled deep enough to reach the Jaclyn Main Zone. The drill program showed the Jaclyn Main Zone vein system was developed over a minimum 225 metre strike length to a vertical depth of 50-60 metres and remained open in both strike directions and below 50 metres vertical depth. The Zone was sub-vertical (80°-85°), dipping mainly steeply to the southeast with a 070° strike. It attained an estimated true thickness of close to 4 metres, with individual veins up to 2.7 metres thick. Highlights of the program included core length gold intersections of:

GP02-01:	16.57 g/t gold over 2.55m including 23.39 g/t gold over 0.35m,
13.84 g/t gold over 0.35m, and 56.19 g/t gold over 0.30m;
GP02-05:	11.41 g/t gold over 2.20m including 65.63 g/t gold over 0.35m;
GP02-09:	7.05 g/t gold over 4.90m including 50.10 g/t gold over 0.60m;
GP02-13:	17.68 g/t gold over 2.30m including 65.43 g/t gold over 0.60m;
GP02-14:	23.14 g/t gold over 0.90m; including 27.97 g/t gold over 0.45m;
GP02-18:	9.90 g/t gold over 1.05m including 17.64 g/t gold over 0.55m;
GP02-21:	68.95 g/t gold over 0.40m.

5417500 N
5417000 N
Lic No. 11033M
Lic No. 11034M
Jaclyn East Area
Jaclyn North Zone
GP04-II Zone
Jaclyn Main Zone
Jaclyn Main Zone
Jaclyn West Area
Jaclyn South Zone
Christopher Zone
Buchans Hwy (Route 370)
N
0 100 200 300 400
scale in metres
PARAGON MINERALS CORPORATION
GOLDEN PROMISE PROJECT
JACLYN ZONE DRILL PLAN
Scale: bar
Date: Jan 25, 2008
UTM: NAD 27

Figure 15: Jaclyn Area Diamond Drill Plan, Golden Promise Property.

Figure 16: Geological Cross-section 5000E; Jaclyn Zones, Golden Promise Property.

Figure 17: Grade (g/t gold) x Thickness (m) Longitudinal Projection, Jaclyn Main Zone, Golden Promise Property.

11.1.2 October to December, 2003

Following up on the very successful preliminary round of drilling, a second program comprising 2,451.5 metres of HQ-sized core in 12 holes (GP03-22 to GP03-33) was carried on the Golden Promise Property from October 28th to December 17th, 2003. The program targeted the Jaclyn Main Zone (9 holes 1,993m), Jaclyn North Zone (1 hole, 157.3m) and Jaclyn South Zone (2 holes, 301.4m) .

This second round of drilling was also considered successful as eight of the twelve holes contained visible gold and two new zones were discovered. The drilling extended the Jaclyn Main Zone from a 225 metre strike length with a vertical depth of 60 metres (2002 drilling) to a 350 metre strike length and 192 metres vertical depth. The zone appeared to weaken considerably both to the west (Section 4800E) and especially the east (Section 5350E). Assay highlights for the Jaclyn Main Zone include:

GP03-22:	7.72 g/t gold over 0.95m including 11.36 g/t gold over 0.45m;
GP03-24:	4.18 g/t gold over 5.20m including 40.25 g/t gold over 0.40m;
GP03-25:	36.10 g/t gold over 0.30m

The program demonstrated that the north and south quartz float trains were underlain by several visible gold-bearing quartz veins (Jaclyn North and South Zones) with characteristics similar to the Jaclyn Main Zone. The discovery of these veins in bedrock also served to illustrate the exploration potential of quartz float occurrences, despite the lack of success in exposing the veining during trenching and lack of anomalous gold from soil sampling. Highlights of Jaclyn North and South Zone drilling include:

GP03-31:	44.59 g/t gold over 0.30m (Jaclyn South);
GP03-32:	12.13 g/t gold over 0.35m, 12.30 g/t gold over 0.30m, 3.74 g/t gold over 1.75m including 4.62 g/t gold over 0.55m and 7.42 g/t gold over 0.50m (Jaclyn North)
GP03-33:	2.59 g/t gold over 0.30m (Jaclyn South)

11.1.3 April to May 2004

This limited program from April 5th to May 6th, 2004 consisted of five holes (GP04-34 to GP04-38) totalling 998 metres of both NQ and HQ-sized core. Targets included the Justin’s Hope (GP04-34 and GP04-35) and Jaclyn East (GP04-36 to GP04-38) quartz float occurrences. At Justin’s Hope, much thicker overburden than expected (21-28m) was encountered, suggesting that the high grade quartz float may not have been locally derived. Thick sections of mafic dyking (up to 26m) and quartz-feldspar porphyry (up to 60m) intruded the locally graphitic shale/greywacke sediments but no significant gold assays (>100 ppb gold) were obtained from quartz veining.

In the Jaclyn East area, a single anomalous assay of 0.66 g/t gold over 0.90m was obtained from a narrow, quartz veined, iron carbonate altered interval in hole GP04-36. The interval contained slightly elevated arsenic (~100 ppm As). The other two holes did not intersect any mineralized quartz veining or returned any anomalous gold analyses.

11.1.4 November to December 2004

The fall 2004 drill campaign carried out between November 12th and December 13th consisted of eight holes of NQ-sized core totalling 1402.2 metres (GP04-39 to GP04-46). The program was targeting two areas underlain by gold-bearing quartz veins: the Christopher Zone (GP04-39, GP04-40) and Shawn’s Shot Gold Occurrence (GP04-45, GP04-46); along with other targets in the Jaclyn West Area defined by prospecting and anomalous soil geochemistry (GP04-41 to GP04-44).

The program successfully intersected the Christopher Zone quartz veining, though no samples from either hole returned assays greater than 100 ppb gold. Hole GP04-41 tested an area 450 metres grid west of the Jaclyn North Zone where arsenopyrite-bearing quartz float with a coincident gold-in soil anomaly were located. Two zones of arsenopyrite-bearing quartz veining were cored, with assays running as high as 3.42 g/t gold over 0.40m from a milky white, massive, weakly stylolitic quartz vein with minor arsenopyrite.

Hole GP04-42 tested a cluster of auriferous quartz float approximately 600 metres west of the Christopher Zone. Three brecciated quartz veined zones were intersected and returned weakly anomalous gold assays of between 0.16 g/t and 0.65 g/t gold over 0.40 -0.50m widths.

Hole GP04-43 tested an area 600 metres west hole GP04-41, while GP04-44 tested a 1 metre-wide subcropping sulphidic quartz breccia vein that assayed as high a 1 g/t gold in grab sampling. Neither hole returned significant gold assays.

Holes GP04-45 and GP04-46 tested the Shawn’s Shot Gold Occurrence, located approximately 7.5 kilometres to the southwest of the Jaclyn Main Zone. The highest assay obtained from GP04-45 was 0.60 g/t gold over 0.30m from a 10 cm quartz breccia vein with minor arsenopyrite. Three other stylolitic quartz vein zones with mafic dykes were intersected in the hole but these did not yield anomalous gold values. In GP04-46, a stylolitic vein zone associated with brecciated wallrock containing up to 4% pyrite returned 0.43 g/t gold over 0.30m.

11.1.5 June to August 2006

From June 14th to August 12th, 2006 Rubicon completed a fifteen hole, 2415 metre NQ drill program in the Jaclyn Area of the Golden Promise Property. The focus of the drilling was the continued evaluation of the Jaclyn Main Zone; (8 holes, 1,069m), Jaclyn North Zone (5 holes, 1,040m), and Jaclyn South Zone (2 holes, 306m). The program was very successful as visible gold-bearing quartz veins were intersected at two of the three zones.

At the Jaclyn Main Zone, the drilling confirmed the presence of and extended the zone 125 metres along strike from 350 to 475 metres (GP06-52 to GP06-58, GP06-61). Steep, south dipping stylolitic quartz veining was intersected in each of the eight holes targeting the zone; with visible gold encountered in every hole. At its eastern margin (Section 5350E), the zone, which was previously interpreted not to extend this far east based on 2003 drilling closer to surface (GP03-29), remained quite robust at depth. Subsequent re-examination of GP03-29 revealed a very narrow (0.40m) patch of hairline arsenopyrite fractures at the up-dip projection of the zone. To the west, the zone appeared to weaken west of Section 4900E, where the veining was affected by a late brittle fault running subparallel to the zone. Assay highlights for the Jaclyn Main Zone include:

GP06-53:	5.40 g/t gold over 1.75m including 16.00 g/t gold over 0.35m;
GP06-54:	5.35 g/t gold over 1.35m including 13.56 g/t gold over 0.45m;
GP06-55:	5.96 g/t gold over 1.40m including 15.00 g/t gold over 0.45m;
GP06-56:	6.51 g/t gold over 3.10m including 39.56 g/t gold over 0.50m;
GP06-61:	9.47 g/t gold over 1.40m including 27.67 g/t gold over 0.45m

Although not part of the Jaclyn Main Zone as currently defined, a narrow but high grade visible gold-bearing zone (Main Prime Zone) was encountered in the structural hangingwall of the Main Zone. In GP06-52, a 20cm quartz vein/silica flooded zone with 115 occurrences of visible gold was cored about 5 metres from the Main Zone. It returned an assay of 327.97 g/t gold over 0.40m. In GP06-61, another weakly veined/silica flooded zone with two narrow (0.5 -1cm) visible gold-bearing quartz veinlets assayed 10.37 g/t gold over 1.75m, including 30.92 g/t gold over 0.30m and 17.73 g/t gold over 0.50m.

At Jaclyn North, drilling partially delineated a well developed, gold-bearing quartz vein system. Three multiple quartz veined sub-zones were cored across a 100 metre wide corridor along a 150 metre strike length, and to between 60-120 metres of surface. Each of the three sub-zones; (Upper, Middle, and Lower) contained visible gold at some point. Unlike the Jaclyn Main Zone, which crosscuts bedding of the host sediments at a high angle, the Jaclyn North Zone veining runs sub-parallel to the bedding units, dipping north at 35°-45°.

The Upper Sub-zone is the best developed of the three; containing 2 to4 individual veins from 25-70cm thick, plus many in the 1-10cm range, but all generally have low gold grades (0.09 -2.04 g/t gold over 0.30 -0.55m) . The Middle Sub-zone produced the best assay (5.24 g/t gold over 1.70m; GP06-51) and appeared to be strengthening at depth. The Lower Sub-zone was the weakest of the three; with only one significant visible gold-bearing vein (15.23 g/t gold over 0.30m; GP06-47) although strong to intense silica-sericite alteration was always present at its projected position. Minor graphite often accompanied the Upper Sub-zone veins while the Middle Sub-zone veins are characterized by “snowflake” pyrite grains in the host sediment.

At the Jaclyn South Zone, drill results were mixed. Both holes successfully intersected the thicker “Alpha” Vein but may not have cored the higher grade “Beta” Veins. The strike length of the “Alpha” Vein was doubled to 200 metres by GP06-60 and its southerly dip of 60°-65° confirmed by GP06-59. Unfortunately, no gold and only trace sulphide was observed (max. 22 ppb gold over 0.45m) . The narrower “Beta” Veins, previously seen 25-50 metres into the structural footwall of the “Alpha” Vein in GP03-31 and GP03-33 (max. 44.59 g/t gold over 0.30m in GP03-31) may have been cored by GP06-60 but it contained only trace amounts of pyrrhotite and pyrite and assayed 5 ppb gold over 0.35m. It was not intersected in GP06-59.

11.1.6 November 2006 to February 2007

Rubicon and Paragon completed a fourteen hole, 3073 metre NQ drill program at Golden Promise between November 13th, 2006 and February 12th, 2007 (GP06-62 to GP07-75). The focus of the drilling was the continued evaluation of the Jaclyn Main Zone. The program was very successful as potential ore-grade, visible gold-bearing quartz veins continued to be intersected, with the zone remaining open along strike to the east and to depth.

Drilling during this period extended the visible gold-bearing portion of the Jaclyn Main Zone Vein 200 metres along strike from its last reported intercept on Section 5350E (GP06-61) from 475 to 675 metres in length to Section 5550E; and overall to 750 metres if one includes the non-visible gold-bearing vein cored in GP07-72 (Section 4800E).

The steep south dipping vein was intersected in 13 of the 14 holes targeting the zone with visible gold encountered in ten intercepts (71%). The zone remained quite strongly developed along its eastern segment, though it did weaken closer to surface (above +50m ASL elevation) eastward from Section 5350E. The vein’s trajectory also refracted slightly from a grid east strike to more of a grid east-southeast strike to the east of Section 5200E. To the west, the vein appeared to weaken by Section 4800E, where it is locally affected by a late brittle quartz-calcite filled fault. Assay highlights for this round of drilling include:

GP06-62:	8.31 g/t gold over 1.20m including 21.50 g/t gold over 0.45m;
GP06-65:	20.65 g/t gold over 1.60m including 55.03 g/t gold over 0.60m;
GP06-66:	1.88 g/t gold over 6.85m including 21.87 g/t gold over 0.55m;
GP06-68 :	4.74 g/t gold over 1.45m including 11.57 g/t gold over 0.55m;
GP07-70 :	4.66 g/t gold over 1.35m including 15.49 g/t gold over 0.40m

11.1.7 June 2007 to December 2007

Between June 29th and December 19th, 2007 Paragon completed a twenty-three hole, 3925.7 metre NQ drill program in the Jaclyn Area of the Golden Promise Property. The focus of the drilling was the continued evaluation of the Jaclyn Main Zone (19 holes, 3135.7m), and Jaclyn North Zone (4 holes, 790m). The program was very successful as visible gold-bearing quartz veining continued to be intersected at both prospects.

At the Jaclyn Main Zone, the drilling confirmed the presence of and extended the stylolitic quartz veining 50 metres along strike from 750 to 800 metres and to 265 metres below surface. This steep, mostly south dipping vein system was intersected in each of the nineteen holes targeting the zone; with visible gold encountered seventeen (89%). At its eastern margin (Section 5600E), the veining continues to be quite strong and remains open in that direction. To the west, the vein narrows and is affected by a late brittle fault running subparallel to the zone. The near surface very high grade central portion of the zone was confirmed to consist of two en echelon vein segments which overlap by approximately 100 metres (Section 5150E to 5250E) and which are separated by 10-20 metres. The central area drilling also revealed that previously drilled holes GP02-18 and GP02-19 were stopped short of the more northerly en echelon Main Zone branch. In addition, a high grade non-stylolitic quartz vein/silica flooded zone (Main Prime Zone) was encountered in GP07-92. Assay highlights for the Jaclyn Main Zone drilling include:

GP07-83:	6.51 g/t gold over 1.40m including 14.94 g/t gold over 0.45m;
GP07-85:	7.23 g/t gold over 0.80m including 12.81 g/t gold over 0.40m;
GP07-88:	4.37 g/t gold over 1.45m including 20.89 g/t gold over 0.30m
GP07-90:	10.14 g/t gold over 1.40m including 35.35 g/t gold over 0.40m;
6.35 g/t gold over 1.25m including 10.52 g/t gold over 0.75m;
GP07-91:	43.83 g/t gold over 1.45m including 141.21 g/t gold over 0.45m
GP07-92:	10.41 g/t gold over 4.70m including 64.49 g/t gold over 0.50m and 26.59 g/t gold over 0.35m and 5.51 g/t gold over 0.70m
GP07-93:	20.89 g/t gold over 1.90m including 44.74 g/t gold over 0.65m and 20.55 g/t gold over 0.50m
GP07-98:	6.87 g/t gold over 1.70m including 7.12 g/t gold over 0.45m and 18.59 g/t gold over 0.45m

At Jaclyn North, drilling extended a well developed, gold-bearing quartz veined system from 150 to 250 metres in strike length and down dip for 100-160 metres. Two quartz veined zones (Upper and Middle Sub-zones) were cored in each of the four holes but visible gold was observed in only one (Upper Sub-zone, GP07-76). The quartz veining continues to run sub-parallel to bedding units of the host sediments; dipping north at 35°-45°, unlike the crosscutting nature of the Jaclyn Main Zone veining. The best assay of 11.28 g/t gold over 0.30m was returned from the visible gold intercept in GP07-76.

Table 4: Golden Promise Property Drill Hole Locations and Collar Data.

Drill Hole	Grid Easting	Grid Northing	Easting (UTM)	Northing (UTM)	Length (m)	Dip (°)	Azm (True)	Date Started	Date Finished
Jaclyn Main Zone Drilling (2002-2007)
GP02-01	5018	5047	562242	5417183	35.65	-45	160	19/08/2002	20/08/2002
GP02-02	5018	5048	562242	5417184	87.50	-70	160	20/08/2002	22/08/2002
GP02-03	4995	5050	562219	5417178	26.50	-45	160	22/08/2002	23/08/2002
GP02-04	4994	5050	562220	5417179	10.35	-45	160	23/08/2002	24/08/2002
GP02-05	4993	5010	562233	5417138	38.70	-45	340	24/08/2002	25/08/2002
GP02-06	4993	5009	562233	5417138	56.40	-65	340	25/08/2002	26/08/2002
GP02-07	5050	5008	562286	5417157	8.25	-45	340	26/08/2002	26/08/2002
GP02-08	5049.5	5008	562286	5417158	32.00	-45	340	27/08/2002	28/028/2002
GP02-09	5049.5	5007	562286	5417158	60.05	-70	340	28/08/2002	29/08/2002
GP02-10	5075	5005	562310	5417162	46.00	-45	340	29/08/2002	30/08/2002
GP02-11	5075	5004	562310	5417162	69.20	-68	340	02/09/2002	03/09/2002
GP02-12	5100	5010	562332	5417174	32.00	-45	340	03/09/2002	04/09/2002
GP02-13	5100	5009	562332	5417174	49.35	-70	340	04/09/2002	04/09/2002
GP02-14	5125	5000	562360	5417173	37.80	-45	340	05/09/2002	06/09/2002
GP02-15	5125	4999	562360	5417173	59.75	-65	340	06/09/2002	06/09/2002
GP02-16	5150	4990	562387	5417172	65.55	-45	340	07/09/2002	08/09/2002
GP02-17	5150	4989	562387	5417172	68.60	-65	340	08/09/2002	09/09/2002
GP02-18	5175	4979	562420	5417171	42.65	-45	340	10/09/2002	11/09/2002

Drill Hole	Grid Easting	Grid Northing	Easting (UTM)	Northing (UTM)	Length (m)	Dip (°)	Azm (True)	Date Started	Date Finished
GP02-19	5175	4978	562421	5417171	93.55	-68	340	11/09/2002	13/09/2002
GP02-20	4950	5014	562190	5417129	41.15	-45	340	13/09/2002	13/09/2002
GP02-21	4950	5013	562190	5417129	84.40	-65	340	13/09/2002	14/09/2002
GP03-22	5050	4935	562311	5417090	282.80	-60	340	28/10/2003	3/11/2003
GP03-23	4950	4955.5	562209	5417072	205.40	-60	340	3/11/2003	8/11/2003
GP03-24	5150	4939	562406	5417126	197.00	-60	340	9/11/2003	14/11/2003
GP03-25	5000	4824	562302	5416967	331.00	-50	340	14/11/2003	22/11/2003
GP03-26	5100	4839.5	562389	5417015	299.00	-50	340	22/11/2003	29/11/2003
GP03-27	5250	4922	562502	5417143	211.70	-60	340	30/11/2003	04/12/2003
GP03-28	4875	4960	562137	5417053	146.00	-60	340	4/12/2003	7/12/2003
GP03-29	5350	4949.5	562588	5417200	167.90	-50	340	4/12/2003	10/12/2003
GP03-30	4800	4967	562064	5417034	152.00	-50	340	8/12/2003	11/12/2003
GP06-52	5200	4935	562458	5417139	126.19	-45	340	10/07/2006	12/07/2006
GP06-53	5200	4934.3	562458	5417138	151.49	-60	340	13/07/2006	15/07/2006
GP06-54	5250	4969	562493	5417186	78.33	-49	340	15/07/2006	17/07/2006
GP06-55	5100	4919.5	562368	5417092	151.49	-50	340	17/07/2006	20/07/2006
GP06-56	4900	4963	562166	5417065	121.01	-56	340	20/07/2006	25/07/2006
GP06-57	5300	4945.6	562548	5417180	117.96	-45	340	26/07/2006	30/07/2006
GP06-58	5300	4944.2	562549	5417179	138.38	-70	340	28/07/2006	30/07/2006
GP06-61	5350	4872.8	562620	5417129	183.49	-50	340	09/08/2006	12/08/2006
GP06-62	5350	4824.7	562627	5417084	260.30	-55	340	13/11/2006	18/11/2006
GP06-63	5400	4901.9	562655	5417173	139.29	-45	340	18/11/2006	20/11/2006
GP06-64	5400	4900.8	562655	5417172	219.76	-72	340	20/11/2006	23/11/2006
GP06-65	5450	4878.1	562711	5417168	163.68	-53	340	27/11/2006	30/11/2006
GP06-66	5450	4877.6	562711	5417168	239.27	-70	340	30/11/2006	03/12/2006
GP06-67	5500	4886.8	562755	5417192	127.71	-48	340	04/12/2006	06/12/2006
GP06-68	5500	4885.8	562755	5417191	189.28	-71	340	06/12/2006	12/12/2006
GP06-69	5250	4848.9	562533	5417074	279.50	-60	340	12/12/2006	08/01/2007
GP07-70	4900	4872.6	562196	5416980	233.17	-50	340	09/01/2007	13/01/2007
GP07-71	4900	4872.2	562196	5416979	249.02	-63	340	13/01/2007	18/01/2007
GP07-72	4802.5	4870	562105	5416945	230.73	-45	340	22/01/2007	25/01/2007
GP07-73	4802.5	4869.4	562105	5416944	279.50	-57	340	25/01/2007	31/01/2007
GP07-74	5550	4809.3	562828	5417136	206.35	-52	340	01/02/2007	08/02/2007
GP07-75	5550	4808.5	562828	5417136	255.55	-60	340	08/02/2007	12/02/2007
GP07-80	5400	4798.7	562685	5417076	278.00	-58	340	16/07/2007	24/07/2007
GP07-81	5500	4769.4	562787	5417080	299.00	-58	340	24/07/2007	30/07/2007
GP07-82	5550	4765.6	562835	5417093	314.00	-60	340	30/07/2007	08/08/2007
GP07-83	4900	4988.5	562150	5417087	73.70	-45	340	09/08/2007	10/08/2007
GP07-84	4880.5	4996.5	562130	5417089	65.00	-45	330	10/08/2007	11/08/2007
GP07-85	4950	4975.5	562202	5417092	116.00	-55	340	12/08/2007	14/08/2007
GP07-86	4975	4962	562230	5417088	127.50	-58	340	15/08/2007	22/08/2007
GP07-87	5075	4929.5	562336	5417091	142.00	-46	340	22/08/2007	25/08/2007
GP07-88	5075	4928.4	562336	5417090	227.15	-75	340	25/08/2007	29/08/2007
GP07-89	5025	4980	562270	5417123	97.00	-65	340	29/08/2007	30/08/2007
GP07-90	5200	4987.3	562438	5417189	85.00	-55	340	04/09/2007	06/09/2007
GP07-91	5225	4985.3	562465	5417194	79.00	-45	340	23/11/2007	27/11/2007
GP07-92	5225	4984	562465	5417193	120.00	-75	340	25/11/2007	26/11/2007

Drill Hole	Grid Easting	Grid Northing	Easting (UTM)	Northing (UTM)	Length (m)	Dip (°)	Azm (True)	Date Started	Date Finished
GP07-93	5175.5	4976.7	562422	5417170	93.00	-45	340	27/11/2007	28/11/2007
GP07-94	5125	4856	562413	5417041	269.00	-56	340	29/11/2007	04/12/2007
GP07-95	5275	4931	562527	5417163	117.35	-50	340	04/12/2007	06/12/2007
GP07-96	5275	4930	562527	5417163	191.00	-75	340	06/12/2007	08/12/2007
GP07-97	5600	4814.3	562873	5417156	182.00	-50	340	09/12/2007	13/12/2007
GP07-98	5600	4813.9	562874	5417155	260.00	-60	340	13/12/2007	18/12/2007
			Subtotal	71 holes	10,315.35
Jaclyn North Zone Drilling (2003-2007)
GP03-32	5000	5221	562166	5417339	157.30	-50	340	12/12/2003	15/12/2003
GP06-47	5000	5349	562130	5417460	199.03	-45	160	14/06/2006	17/06/2006
GP06-48	4950	5343	562087	5417439	200.56	-45	160	18/06/2006	22/06/2006
GP06-49	4900	5349	562038	5417428	191.41	-45	160	22/06/2007	29/06/2006
GP06-50	5050	5350	562176	5417477	200.25	-45	160	29/06/2006	02/07/2006
GP06-51	5000	5409.5	562108	5417516	248.44	-45	160	03/07/2006	06/07/2006
GP07-76	5000	5479.5	562078	5417580	221.00	-45	160	30/06/2007	02/07/2007
GP07-77	5100	5440	562188	5417585	194.00	-45	160	02/07/2007	05/07/2007
GP07-78	4900	5409	562012	5417484	187.00	-45	160	05/07/2007	11/07/2007
GP07-79	4850	5410	561962	5417469	188.00	-45	160	12/07/2007	15/07/2007
			Subtotal	10 holes	1,986.99
Jaclyn South Zone Drilling (2003-2006)
GP03-31	5000	4639.5	562365	5416795	182.40	-50	340	10/12/2003	14/12/2003
GP03-33	5100	4640	562454	5416827	119.00	-50	340	14/12/2003	17/12/2003
GP06-59	5000	4587.6	562389	5416746	190.80	-50	340	31/07/2006	03/08/2006
GP06-60	4900	4668.6	562264	5416789	114.91	-50	340	03/08/2006	09/08/2006
			Subtotal	4 holes	607.11
Justin’s Hope Area Drilling (2004)
GP04-34	8515	6612	564952	5419916	197.50	-45	140	05/04/2004	12/04/2004
GP04-35	7925	6175	564529	5419268	197.50	-45	140	13/04/2004	20/04/2004
			Subtotal	2 holes	395.00
Jaclyn East Area Drilling (2004)
GP04-36	5700	5320	562798	5417659	304.00	-45	160	21/04/2004	28/04/2004
GP04-37	5910	5195	563036	5417623	200.00	-45	340	28/04/2004	05/05/2004
GP04-38	5800	4950	563009	5417352	99.06	-45	340	05/05/2004	06/05/2004
			Subtotal	3 holes	603.06
Jaclyn West Area Drilling-Christopher Zone (2004)
GP04-39	4480	4812	561819	5416778	178.90	-45	340	12/11/2004	15/11/2004
GP04-40	4525	4835	561840	5416808	136.20	-45	340	15/11/2004	17/11/2004
			Subtotal	2 holes	315.10
Jaclyn West Area Drilling-Shawn’s Shot Gold Occurrence (2004)
GP04-45	-1820	2500	556630	5412475	206.40	-45	180	08/12/2004	11/12/2004
GP04-46	-1820	2500	556630	5412475	180.70	-45	200	11/12/2004	13/12/2004
			Subtotal	2 holes	387.10

Drill Hole	Grid Easting	Grid Northing	Easting (UTM)	Northing (UTM)	Length (m)	Dip (°)	Azm (True)	Date Started	Date Finished
Jaclyn West Area Drilling-Other Targets (2004)
GP04-41	4400	5433	561526	5417320	175.90	-45	160	17/11/2004	23/11/2004
GP04-42	3900	4695	561323	5416453	199.60	-45	340	23/11/2004	27/11/2004
GP04-43	3775	5450	560936	5417107	171.50	-45	160	27/11/2004	30/11/2004
GP04-44	3455	4920	560822	5416510	153.00	-45	340	30/11/2004	02/12/2004
			Subtotal	4 holes	700.00
			Total	98 holes	15,309.68

Table 5: Assay Highlights from 2002-2007 Golden Promise Property Drilling.

Drill Hole	From (m)	To (m)	Core Length (m)	Est. True Thickness (m)	Au (g/t)	Au (oz/ton)	Visible Gold (Vg /N)
Jaclyn Main Zone Drilling (2002-2007)
GP02-01	23.00	29.30	6.30*	4.05	6.59	0.19
Including	26.75	29.30	2.55*	1.64	16.57	0.48
Including	26.75	27.10	0.35	0.23	23.39	0.68	Vg
And	28.65	29.00	0.35	0.23	13.84	0.40	Vg
And	29.00	29.30	0.30	0.19	56.19	1.64	Vg
*interval includes 0.55m lost core interval at 28.10-28.65
GP02-02	38.25	38.55	0.30		0.03	<0.01	N
GP02-03	20.75	21.75	1.00		0.31	<0.01	N
GP02-04					NA		N
GP02-05	29.15	31.35	2.20	1.80	11.41	0.33
Including	29.15	29.50	0.35	0.29	65.63	1.91	Vg
GP02-06	45.00	45.55	0.55	0.32	15.68	0.46	Vg
GP02-07					NA		N
GP02-08	24.45	24.85	0.40	0.31	17.13	0.50	Vg
And	25.50	25.60	0.10	0.08	6.84	0.20	Vg
And	28.25	28.55	0.30	0.23	6.84	0.20	Vg
GP02-09	45.40	50.30	4.90	2.22	7.05	0.20
Including	46.00	46.60	0.60	0.27	50.10	1.46	Vg
GP02-10	32.75	37.85	5.10	4.02	1.70	0.05
Including	32.75	33.40	0.65	0.51	5.86	0.17	Vg
GP02-11	47.30	52.70	5.40	2.70	1.40	0.04
Including	47.30	47.80	0.50	0.25	5.60	0.16	Vg
And	50.00	50.60	0.60	0.30	5.74	0.17	Vg
GP02-12	19.25	20.10	0.85	0.63	18.00	0.53
Including	19.25	19.60	0.35	0.26	26.06	0.76	Vg
And	19.60	20.10	0.50	0.37	12.36	0.36	Vg
GP02-13	39.55	41.85	2.30	0.94	17.68	0.52

Drill Hole	From (m)	To (m)	Core Length (m)	Est. True Thickness (m)	Au (g/t)	Au (oz/ton)	Visible Gold (Vg /N)
Including	41.25	41.85	0.60	0.25	65.43	1.91	Vg
GP02-14	27.55	28.45	0.90	0.67	23.14	0.67
Including	27.55	28.00	0.45	0.33	27.97	0.82	Vg
And	28.00	28.45	0.45	0.33	18.31	0.53	Vg
GP02-15	47.20	48.30	1.10	0.52	11.25	0.33
Including	47.80	48.30	0.50	0.24	23.46	0.68	Vg
GP02-16	31.45	31.95	0.50	0.34	31.61	0.92	Vg
And	59.65	59.90	0.25	0.17	6.60	0.19	Vg
GP02-17	55.50	59.15	3.65	1.48	3.02	0.09
Including	58.50	59.15	0.65	0.26	16.49	0.48	Vg
GP02-18	32.80	33.85	1.05	0.70	9.90	0.29
Including	32.80	33.35	0.55	0.37	17.64	0.51	Vg
GP02-19	90.35	91.80	1.45	0.45	0.49	0.01	N
GP02-20	30.15	30.75	0.60	0.46	1.34	0.04	N
GP02-21	33.45	33.85	0.40	0.21	68.95	2.01	Vg
GP03-22	132.20	133.15	0.95	0.73	5.72	0.17
Including	132.20	132.65	0.45	0.34	11.36	0.33	Vg
And	135.30	136.35	1.05	0.80	3.48	0.10	Vg
GP03-23	141.55	141.85	0.30	0.23	1.43	0.04	N
GP03-24	126.60	131.80	5.20	3.98	4.18	0.12
Including	126.60	128.20	1.60	0.79	11.16	0.33	Vg
Including	127.80	128.20	0.40	0.20	40.25	1.17	Vg
GP03-25	247.32	247.92	0.60	0.52	18.18	0.53
Including	247.62	247.92	0.30	0.26	36.10	1.05	Vg
GP03-26	237.40	237.70	0.30	0.25	0.49	0.01	N
GP03-27	136.65	137.25	0.60	0.30	1.91	0.06	Vg
And	139.90	140.30	0.40	0.20	2.63	0.08	Vg
GP03-28	77.40	77.70	0.30	0.21	2.30	0.07	Vg
GP03-29	68.60	69.00	0.40		0.02	<0.01	N
GP03-30	74.50	74.80	0.30		0.07	<0.01	N
GP06-52	105.85	107.25	1.40	1.25	93.71	2.73
Including	106.35	106.75	0.40	0.36	327.97	9.57	Vg
	112.20	113.55	1.35	1.20	3.02	0.09
Including	113.00	113.55	0.55	0.49	7.20	0.21	Vg
GP06-53	138.75	140.50	1.75	1.28	5.40	0.16
Including	139.75	140.50	0.75	0.55	12.09	0.35	Vg
Including	139.75	140.15	0.40	0.29	8.67	0.25	Vg
And	140.15	140.50	0.35	0.26	16.00	0.47	Vg
GP06-54	44.15	45.25	1.10	0.88	1.79	0.05
Including	44.15	44.75	0.60	0.48	2.93	0.09	Vg
	47.25	47.75	0.50	0.40	1.00	0.03	N

Drill Hole	From (m)	To (m)	Core Length (m)	Est. True Thickness (m)	Au (g/t)	Au (oz/ton)	Visible Gold (Vg /N)
	54.20	54.70	0.50	0.40	1.48	0.04	N
	57.55	58.90	1.35	1.08	5.35	0.16
Including	57.55	58.00	0.45	0.36	13.56	0.40	Vg
And	58.00	58.50	0.50	0.40	1.82	0.05	N
GP06-55	134.30	135.70	1.40	1.06	5.96	0.17
Including	134.30	134.80	0.50	0.38	3.13	0.09	Vg
And	135.25	135.70	0.45	0.34	15.00	0.44	Vg
	141.70	142.00	0.30	0.23	1.73	0.05	N
GP06-56	84.60	87.70	3.10	1.98	6.51	0.19
Including	85.75	86.25	0.50	0.32	39.56	1.15	Vg
GP06-57	63.65	64.95	1.30	0.95	3.97	0.12
Including	64.15	64.45	0.30	0.22	17.04	0.50	Vg
GP06-58	120.10	122.45	2.35	0.87	4.55	0.13
Including	120.10	120.50	0.40	0.15	4.93	0.14	Vg
And	120.70	121.10	0.40	0.15	2.04	0.06	Vg
And	121.90	122.45	0.55	0.20	13.94	0.41	Vg
GP06-61	142.75	144.50	1.75	1.28	10.37	0.30
Including	142.75	143.05	0.30	0.22	30.92	0.90	Vg
And	144.00	144.50	0.50	0.36	17.73	0.51	Vg
	159.10	160.50	1.40	1.02	9.47	0.28	Vg
Including	159.55	160.05	0.50	0.36	1.30	0.04	N
And	160.05	160.50	0.45	0.33	27.67	0.81	Vg
GP06-62	225.70	226.90	1.20	0.96	8.31	0.24
Including	226.45	226.90	0.45	0.36	21.50	0.63	Vg
GP06-63	103.20	105.00	1.80	1.46	1.66	0.05
Including	103.20	103.60	0.40	0.32	1.16	0.03	Vg
And	104.60	105.00	0.40	0.32	5.75	0.17	Vg
	109.00	109.40	0.40	0.32	3.02	0.09	Vg
GP06-64	184.00	184.40	0.40	0.19	0.13	<0.01	Vg
	186.90	187.35	0.45	0.21	0.55	0.02	N

GP06-65	129.20	130.80	1.60	1.14	20.65	0.60
Including	129.70	130.30	0.60	0.43	55.03	1.61	Vg
GP06-66	197.30	204.15	6.85	3.42	1.88	0.05
Including	203.60	204.15	0.55	0.27	21.87	0.64	Vg
GP06-67	58.10	58.50	0.40	0.30	0.27	<0.01	N
GP06-68	147.15	148.60	1.45	0.72	4.74	0.14
Including	148.05	148.60	0.55	0.27	11.57	0.34	Vg
GP06-69	248.90	249.40	0.50	0.32	0.43	0.01	N
GP07-70	183.55	184.90	1.35	1.11	4.66	0.14
Including	184.00	184.40	0.40	0.33	15.49	0.45	Vg

Drill Hole	From (m)	To (m)	Core Length (m)	Est. True Thickness (m)	Au (g/t)	Au (oz/ton)	Visible Gold (Vg /N)
GP07-71	227.55	229.65	2.10	1.34	1.33	0.04
Including	229.25	229.65	0.40	0.26	6.21	0.18	Vg
GP07-72	220.50	220.80	0.30	0.25	0.18	<0.01	N
GP07-73	241.50	242.00	0.50	0.34	0.32	0.01	N
GP07-74	181.00	182.65	1.65	1.20	2.35	0.07
Including	181.00	181.45	0.45	0.33	5.15	0.15	Vg
And	181.45	181.95	0.50	0.36	2.42	0.07	N
GP07-75	234.50	235.95	1.45	0.87	0.98	0.03
Including	235.45	235.95	0.50	0.30	2.49	0.07	Vg
GP07-80	254.30	255.30	1.00	0.83	0.46	0.01
Or	254.30	255.80	1.50	1.24	0.56	0.02
Including	254.80	255.30	0.50	0.41	0.79	0.02	Vg
And	255.30	255.80	0.50	0.41	0.75	0.02	N
GP07-81	284.70	286.20	1.50	0.96	0.17	<0.01
Including	285.70	286.20	0.50	0.32	0.29	0.01	N
GP07-82	296.05	298.05	2.00	1.15	0.10	<0.01
Including	297.55	298.05	0.50	0.29	0.35	0.01	N
GP07-83	49.40	50.80	1.40	1.32	6.51	0.19
Including	49.40	49.70	0.30	0.28	7.89	0.23	Vg
And	50.35	50.80	0.45	0.42	14.94	0.44	N
	68.60	68.90	0.30	0.28	0.37	0.01	N
GP07-84	42.60	44.70	2.10*	1.82	2.23	0.07
Including	42.60	43.90	1.30*	1.13	4.02	0.12
And	42.60	43.00	0.40	0.35	7.12	0.21	Vg
	62.40	62.80	0.40	0.35	0.61	0.02	N
* interval includes 0.30m lost core at 43.30-43.60
GP07-85	75.50	76.30	0.80	0.69	7.23	0.21
Including	75.90	76.30	0.40	0.35	12.81	0.37	Vg
	98.00	98.30	0.30	0.28	0.10	<0.01	N
GP07-86	94.85	95.45	0.60	0.45	2.84	0.08	Vg
	119.85	120.1	0.25	0.19	0.28	0.01	N
GP07-87	117.90	118.70	0.80	0.67	1.63	0.05
Including	117.90	118.20	0.30	0.25	1.55	0.05	N
And	118.20	118.70	0.50	0.42	1.68	0.05	N
	122.60	123.45	0.85	0.71	1.40	0.04
Including	122.60	123.05	0.45	0.38	1.90	0.06	Vg
GP07-88	200.15	201.60	1.45	0.73	4.37	0.13
Including	201.30	201.60	0.30	0.15	20.89	0.61	Vg
GP07-89	82.25	83.30	1.05	0.63	4.33	0.13
Including	82.80	83.30	0.50	0.30	9.07	0.26	Vg
GP07-90	22.35	23.75	1.40	1.07	10.14	0.30

Drill Hole	From (m)	To (m)	Core Length (m)	Est. True Thickness (m)	Au (g/t)	Au (oz/ton)	Visible Gold (Vg /N)
Including	22.85	23.25	0.40	0.31	35.35	1.03	Vg
	48.95	50.20	1.25	0.80	6.35	0.19
Including	49.45	50.20	0.75	0.48	10.52	0.31	Vg
GP07-91	40.75	42.20	1.45	1.07	43.83	1.28
Including	41.25	41.70	0.45	0.33	141.21	4.12	Vg
GP07-92	93.00	97.70	4.70	1.60	10.41	0.30
Including	93.00	93.50	0.50	0.17	64.49	1.88	Vg
And	94.15	94.50	0.35	0.12	26.59	0.78	Vg
And	94.50	95.00	0.50	0.17	2.18	0.06	N
And	96.50	97.00	0.50	0.17	3.95	0.12	Vg
And	97.00	97.70	0.70	0.24	5.51	0.16	Vg
GP07-93	69.25	71.15	1.90	1.35	20.89	0.61
Including	69.25	70.40	1.15	0.82	34.22	1.00
And	69.25	69.90	0.65	0.46	44.74	1.30	Vg
And	69.90	70.40	0.50	0.33	20.55	0.60	Vg
GP07-94	234.05	236.40	2.35	1.67	0.41	0.01
Including	234.05	234.40	0.35	0.25	0.33	0.01
And	236.05	236.40	0.35	0.25	1.49	0.04	Vg
GP07-95	98.90	100.40	1.50	1.20	0.61	0.02
Including	98.90	99.30	0.40	0.32	2.28	0.07	Vg
GP07-96	163.60	166.25	2.65	1.25	0.52	0.02
Including	164.10	164.65	0.55	0.26	1.20	0.03	Vg
And	164.65	165.15	0.50	0.24	1.34	0.04	Vg
GP07-97	161.25	163.35	2.10	1.11	1.90	0.06
Including	161.25	161.80	0.55	0.29	2.42	0.07	N
And	162.85	163.35	0.50	0.27	4.70	0.14	Vg
GP07-98	228.90	230.60	1.70	0.63	6.87	0.20
Including	228.90	229.35	0.45	0.17	7.12	0.21	Vg
And	230.15	230.60	0.45	0.17	18.59	0.54	Vg

Jaclyn North Zone Drilling (2003-2007)
GP03-32	41.40	41.75	0.35	0.15	12.13	0.35	Vg
And	85.35	85.65	0.30	0.02	12.30	0.36	Vg
	117.75	119.50	1.75	0.88	3.74	0.11
And	117.75	118.30	0.55	0.27	4.61	0.13	Vg
And	119.00	119.50	0.50	0.25	7.42	0.22	Vg
GP06-47	133.85	135.25	1.40	1.40	3.27	0.10
Including	134.40	134.70	0.30	0.30	15.23	0.44	Vg
GP06-48	105.30	105.65	0.35	0.35	0.77	0.02	N

Drill Hole	From (m)	To (m)	Core Length (m)	Est. True Thickness (m)	Au (g/t)	Au (oz/ton)	Visible Gold (Vg /N)
GP06-49	33.90	34.40	0.50	0.50	2.04	0.06	Vg
And	43.15	43.45	0.30	0.30	1.12	0.03	N
GP06-50	107.15	107.80	0.65	0.65	1.57	0.05	N
And	131.95	132.30	0.35	0.35	1.89	0.06	N
GP06-51	153.45	155.15	1.70	1.70	5.24	0.15
Including	153.45	153.80	0.35	0.35	14.00	0.41	Vg
And	153.80	154.20	0.40	0.40	9.43	0.28	N
GP07-76	118.20	120.00	1.30	1.30	2.63	0.08
Including	119.20	119.50	0.30	0.30	11.28	0.33	Vg
	199.45	199.75	0.30	0.30	0.72	0.02	N
GP07-77	100.20	102.35	2.15	2.15	0.54	0.02	N
Including	101.15	101.55	0.40	0.40	1.95	0.06	N
GP07-78	73.30	73.70	0.40	0.40	1.13	0.03	N
GP07-79	82.90	83.20	0.30	0.30	0.11	<0.01	N

Jaclyn South Zone Drilling (2003-2006)
GP03-31	105.40	105.70	0.30	0.26	44.59	1.30	Vg
GP03-33	96.70	97.00	0.30	0.03	2.59	0.08	Vg
GP06-59	46.40	46.70	0.30		0.19	<0.01	N
GP06-60	65.95	66.25	0.30		0.19	<0.01	N

Justin’s Hope Area Drilling (2004)
GP04-34					NSA		N
GP04-35	57.60	58.70	1.10		0.08	<0.01	N

Jaclyn East Area Drilling (2004)
GP04-36	72.40	73.30	0.90		0.66	0.02	N
GP04-37	101.10	101.80	0.70		0.12	<0.01	N
GP04-38					NSA		N

Jaclyn West Area Drilling-Christopher Zone (2004)
GP04-39	73.20	73.90	0.70		0.03	<0.01	N
GP04-40					NSA		N

Jaclyn West Area Drilling-Shawn’s Shot Gold Occurrence (2004)
GP04-45	82.00	82.30	0.30		0.60	0.02	N
GP04-46	82.50	82.80	0.30		0.43	0.01	N

Drill Hole	From (m)	To (m)	Core Length (m)	Est. True Thickness (m)	Au (g/t)	Au (oz/ton)	Visible Gold (Vg /N)
Jaclyn West Area Drilling-Other Targets (2004)
GP04-41	86.60	88.00	1.40		1.06	0.03
Including	87.60	88.00	0.40		3.42	0.10	N
GP04-42	176.00	176.40	0.40		0.65	0.02	N
GP04-43	103.00	103.30	0.30		0.03	<0.01	N
GP04-44					NSA		N

11.2    South Golden Promise Property

In May 2006, Crosshair completed a total of 1,016 metres of diamond drilling in 16 holes (Figure 18) to test the quartz vein hosted gold mineralization that was exposed in the Linda/Snow White trench. The drilling was performed by Petro Drilling Company Ltd. of Springdale, NL under the supervision of geologist Ryan Newman, who logged all drill core from the program. Split core samples were sent to Eastern Analytical Ltd. of Springdale, NL for Au + ICP-30 analyses (metallic screening). Drill hole collar data is detailed in Table 6. Financial support totaling $72,619.01 was provided for the diamond drilling campaign through the Newfoundland and Labrador government's Junior Exploration Assistance (JEA) Program.

The vein system was tested over s strike length of 280 metres and to a maximum vertical depth of 115 metres. Drill holes testing the northeast “Snow White” portion of the vein system were spaced approximately 25 metres apart, while holes to the southwest were spaced approximately 50 metres apart. Of the sixteen holes that tested the vein system, eleven intersected anomalous gold mineralization (≥100 ppb over the sampled interval) associated with quartz veining of variable intensity. The highest grade mineralization was returned from drill hole SGP-14, which intercepted a zone grading 19.5 g/t Au over 1.15 metres, including 63.3 g/t Au over 0.35 metres. As summarized in Table 7, gold grades from the other holes were generally low (< 1 g/t Au over the samples intervals).

N
10387M
Map Area
12462M
5406550m
5406500m
5406450m
5406400m
5406350m
543350m
543400m
543450m
543500m
543550m
SGP-01
SGP-02
SGP-03
SGP-04
SGP-05
SGP-06
SGP-07
SGP-08
SGP-09
SGP-10
SGP-11
SGP-12
SGP-13
SGP-14
SGP-15
SGP-16
High Grade Zone
-25 0 25 50
Meters
CROSSHAIR
EXPLORATION & MINING
Project: South Golden Promise
Lic. 12462M
2006 Drill Plan - Linda Trench
Drawn: DIGEOS
NTS: 12 A/16
Figure 18
Scale: 1:1,250
DATUM NAD27
Date: Sep 2006

Table 6: 2006 South Golden Promise Drill Hole Locations and Collar Data.

Drill Hole	UTM_East		Grid East	Grid North	Azimuth	Dip	Length (metres)
SGP-01	543519	5406543	7237	10166	146	-45º	63.09
SGP-02	543519	5406543	7237	10166	146	-70º	81.39
SGP-03	543502	5406524	7212	10163	146	-45º	53.95
SGP-04	543481	5406509	7187	10166	146	-45º	57.00
SGP-05	543481	5406509	7187	10166	146	-70º	81.38
SGP-06	543427	5406493	7136	10189	146	-45º	78.33
SGP-07	543427	5406493	7136	10189	146	-70º	121.01
SGP-08	543400	5406449	7088	10174	146	-45º	50.95
SGP-09	543400	5406449	7088	10174	146	-70º	59.13
SGP-10	543351	5406426	7036	10188	146	-45º	60.05
SGP-11	543551	5406538	7258	10141	150	-45º	50.90
SGP-12	543580	5406546	7285	10129	150	-45º	44.81
SGP-13	543602	5406558	7309	10123	155	-45º	41.15
SGP-14	543554	5406482	7226	10096	320	-45º	63.09
SGP-15	543555	5406481	7227	10095	146	-45º	41.15
SGP-16	543628	5406466	7274	10043	160	-45º	69.19

Total Metres Drilled:                      1016.57

Table 7: 2006 South Golden Promise Drilling Highlights.

Drill Hole	From (m)	To (m)	Width (metres)	Gold Grade (weighted Avg.)	Comments
SGP-01	37.00	37.40	0.40	798 ppb Au	Quartz vein, 1 speck VG
SGP-01	49.45	53.25	3.80	133 ppb Au
SGP-02	50.18	50.50	0.32	242 ppb Au	Quartz veins, py + aspy
SGP-03	36.40	36.65	0.25	131 ppb Au	Quartz vein, aspy
SGP-04	31.60	32.78	1.18	97 ppb Au	Quartz veins, py + aspy
SGP-05	---	---	---	no significant results
SGP-06	69.57	69.97	0.40	154 ppb Au	Quartz veining
SGP-07	---	---	---	no significant results
SGP-08	27.27	27.77	0.50	147 ppb Au
SGP-09	6.90	7.40	0.50	344 ppb Au	Quartz veins, py + aspy
SGP-10	8.25	8.90	0.65	465 ppb Au	Quartz veining, aspy
SGP-11	16.00	17.00	1.00	237 ppb Au	Quartz – carbonate veins
SGP-11	28.00	28.50	0.50	656 ppb Au	Quartz veins, aspy + py
SGP-11	30.85	31.95	1.10	796 ppb Au
SGP-12	10.70	11.68	0.98	185 ppb Au	Gouge, py + aspy
SGP-13	---	---	---	no significant results
SGP-14	43.25	44.40	1.15	19.5 g/t Au	Quartz Veining with 20 specks of VG
including	43.55	43.90	0.35	63.3 g/t Au
SGP-14	48.60	49.10	0.50	1515 ppb Au	Gabbro with quartz veins
SGP-15	---	---	---	no significant results
SGP-16	31.75	32.25	0.50	316 ppb Au	Quartz veins in altered gabbro, py + aspy

11.3    Victoria Lake Property

From September 18 to October 30, 2006, Crosshair completed 2,197 metres of diamond drilling in 11 holes at the Victoria Lake Property (see Figure 8). The program was managed by David Copeland, Exploration Manager for Paragon Minerals Corporation, and supervised by Paragon geologist Barry Sparkes, who also logged the drill core from all holes. Core samples were sent to Accurassay Laboratories in Gambo for prep, and then on to Thunder Bay Ontario for multi-acid digestion ICP, gold and selected major oxide whole rock analysis. Every batch of 20 samples included one known base-metal standard and one “blank” sample inserted by the geologist and/or technician for QA/QC purposes (Sparkes, 2007).

Lantech Drilling Services Inc. of Dieppe, New Brunswick completed the work using a fly-capable LDS300 drill rig equipped to drill BTW-sized core. Drill moves were made using either a Bell 206L or A-Star helicopter provided by Universal Helicopters Limited of Pasadena, Newfoundland. Expenditures for the program totaled $541,676.41.

The drill program tested prioritized exploration targets on four different grid areas of the Victoria Lake Property (the Long Lake, Swamp, Henry Waters, and DPS grids). The collar locations were initially determined with a handheld Garmin GPS unit and later re-surveyed using a Trimble Pathfinder Differential (DGPS) unit with ~0.5 meter accuracy. All drill casings are left in the ground, capped and marked. Collar and drill hole data is provided in Table 8.

Table 8: Victoria Lake Drill Hole Locations and Collar Data.

Hole	Grid	Easting	Northing	Elev. (m)	Az./Dip	Length
LL-06-01	Long Lake	478570.91	5356258.98	343.75	150/-45[o]	173m
LL-06-02	Long Lake	478431.68	5356234.89	346.19	150/-45[o]	164m
LL-06-03	Long Lake	477980.88	5356362.81	352.62	150/-45[o]	*332m
LL-06-04	Long Lake	478501.94	5356654.70	349.11	150/-45[o]	212m
LL-06-05	Long Lake	477306.90	5355890.90	345.42	150/-45[o]	434m
SG-06-01	Swamp	476184.20	5358425.37	343.16	140/-45[o]	167m
SG-06-02	Swamp	476505.83	5358951.18	347.08	140/-46[o]	122m
SG-06-03	Swamp	476466.36	5358727.95	348.85	140/-45[o]	122m
SG-06-04	Swamp	476462.19	5359020.87	345.64	140/-45[o]	155m
HW-06-01	Henry Waters	477705.80	5360854.47	325.70	140/-45[o]	182m
DPS-0601	DPS	470592.55	5355066.82	332.35	140/-45[o]	134m

Note: UTM Co-ordinates in NAD 27, Zone 21U. Elevation in meters above sea level. Collar azimuths relative to True North. *Hole LL-06-03 originally drilled to 161 m, and later re-entered and deepened to 332 m.

11.3.1 Long Lake Grid

Five drill holes totaling 1,315 meters were drilled on the Long Lake Grid (Figure 8). The holes targeted historic geochemical anomalies, altered felsic volcanic/sedimentary stratigraphy and recently identified gravity anomalies. Hole LL-06-03 intersected strongly altered felsic tuffs, flows and sedimentary rocks containing locally significant sulphide concentrations, including minor base metal sulphides. Hole LL-06-05 was collared approximately 500 meters southwest of LL-06-03 and intersected 122 meters of even stronger alteration and higher sulphide concentrations (up to 50% locally as semi-massive bands over narrow intervals). Strongly depleted sodium (as low as 0.56% Na2O) in conjunction with elevated zinc (up to 1660 ppm) and copper (up to 970 ppm) within strongly silica/sericite altered rocks indicate the potential for significant base/precious metal sulphide mineralization in the area (Sparkes, 2007).

A major fault separates the mineralized felsic volcanic rocks from graphitic black shale horizons (which are commonly pyritic and elevated in base metals) and appears to cut off felsic stratigraphy in some locations. The mineralized alteration zones in the felsic volcanics correspond well with moderately-sized, moderate intensity gravity anomalies. Holes LL-06-01, 02, 03 and 05 confirm that the main gravity anomaly on the grid can be explained by a near surface, steep northwest-dipping (70o), post-mineralization gabbro intrusive that could potentially mask any anomalies associated with VMS-style mineralization, and therefore any subtle or irregular gravity anomalies should be considered for drill testing (Sparkes, 2007).

11.3.2 Swamp Grid

Four drill holes totaling 566 metres were drilled on the Swamp Grid, targetting historic geochemical anomalies, altered felsic volcanic/sedimentary stratigraphy and gravity anomalies, including an area in the central portion of the grid that contains coincident VLF conductors and a NNE trending residual gravity anomaly. Generally, the holes intersected complex stratigraphy including rhyolite, mafic flows, quartz crystal tuffs and black shale horizons containing local pyrite, as well as banded and disseminated sphalerite mineralization grading up to 1.29% Zn over 0.5 meters (Sparkes, 2007).

Hole SG-06-01, which targeted a copper-in-till anomaly of 304 ppm underlain by altered felsic volcanic rocks, mainly intersected weakly altered and mineralized, massive to locally vesicular basalt, along with lesser felsic volcanic rocks containing 10-15% stringer and disseminated pyrite and pyrrhotite. Hole SG-06-02 to -04 all tested the coincident VLF conductors and NNE trending residual gravity anomaly. Drill hole SG-06-04 intersected a package of brecciated rhyolite-rhyodacite containing 1-3% disseminated and lesser stringer pyrite throughout, as well as local sphalerite, chalcopyrite and galena. The hole returned values of 1.29% Zn, 0.52% Zn, 0.59% Zn and 0.55% Zn over four separate 0.50 meters intervals within the 63-meter package of barium-enriched, altered felsic volcanic rocks (Sparkes, 2007).

11.3.3 Henry Water Grid

A single 182m long hole was drilled on the Henry Waters Grid to test favourable alteration along the northwest edge of a building residual gravity high. The hole intersected fracture-controlled sulphide (sphalerite>galena-chalcopyrite) mineralization grading up to 1.31% Zn over 1 meter within a broader, 52-meter thick zone of altered (chlorite-sericite-silica) felsic volcanic rocks. Barium values are also elevated throughout most of the unit. The hole also intersected a 33 metre thick (core length) metalliferous black shale unit (Sparkes, 2007). Results from this hole are encouraging however a second hole that had been planned to test the gravity anomaly in the northwest part of the grid was not drilled in favor of additional drilling on the Long Lake Grid.

11.3.4 DPS Grid

One drill hole measuring 134 meters in length was drilled on the DPS Grid to test a high gravity anomaly and coincident VLF conductor where previous mapping indicates favourably altered felsic volcanic rocks in contact with nearby mafic volcanics. The hole, however, intersected mafic volcanics with minor mafic tuff and mafic sediments over its entire length, and only minor pyrite and local pyrrhotite was observed. The VLF conductor thus remains unexplained and the location of the inferred felsic volcanic contact requires revision. The high gravity response appears to be attributable to the mafic volcanics (Sparkes, 2007).

12.0    SAMPLING METHODOLOGY AND APPROACH

12.1    Golden Promise Property

All samples collected on the Properties were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core. Individual samples selected for gold analysis from drill core typically did not exceed one metre in core length. Individual veins were included within a sample length usually not less than 0.30 metres in length. Intervals of altered rock adjacent to the veining were routinely sampled and analyzed for gold and trace elements.

Gold was determined in most samples by fire-assay fusion with atomic absorption spectroscopy (AAS) finish. Gold was determined by metallic screening fire-assay fusion on select samples that returned elevated gold values by standard fire-assay, contained visible gold, or on visual inspection were considered likely to be well mineralized. All stylolitic quartz veins were routinely analyzed by the metallic screening fire assay method.

Gold values produced by metallic screen fire-assay are deemed to supersede gold values produced by standard fire assay owing to the larger size of sample analyzed and better reproducibility in samples with coarse gold.

Soil samples were collected using soil augers with approximately 250 grams of soil placed in brown paper (kraft) bags. Soil sample locations were collected using a handheld GPS with the sample location and identifier marked in the field with a piece of plastic orange flagging tape and an embossed aluminum tag. Samples were shipped via air cargo out of Gander or St. John’s to ALS Chemex in North Vancouver, for gold assay by Au-ICP21 and 27-trace element analysis by ME-ICP61 or in the case of the 2003, 2006, and 2007 soils samples, shipped directly to Eastern Analytical for preparation and gold analysis.

Chip and grab samples were collected by outside contractors and Rubicon/Paragon personnel with the use of rock hammers and chisels. Effort was made to collect chip and channel samples perpendicular to the orientation of mineralized structures and veins where such information was known.

13.0    SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1    Golden Promise Property

All core from the Golden Promise drilling campaigns was logged by either consulting geologist Mr. David Mullen (82 holes), Mr. David Copeland (P.Geo.), (8 holes), and Ms. Amy Newport, G.I.T. (8 holes) in a secure, well lighted core logging facility in Badger, Newfoundland. Drill core from all the campaigns at Golden Promise is currently stored outside in steel racks at the core logging facility except all significant intersections which are securely stored inside. All core trays are labeled with aluminum tags indicating hole identifier and meterage interval.

Drill data was entered into an MS Access database using Lagger 2002 software. Drill logs and sections were created using Lagger 2002 and Downhole Explorer software, respectively. Drill data for the 2003-2004 programs were initially recorded on paper log sheets that are on file with Paragon.

Assay samples were split using a rock saw by experienced Rubicon/Paragon field technicians with half being sent to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis for the 2002, 2003, 2006 and 2007 programs. The diamond saw blade was routinely cleaned after cutting any gold mineralized quartz veining to prevent cross contamination. All samples collected were delivered directly to the laboratory by Rubicon/Paragon personnel or independent transport companies (typically by freight truck) in sealed woven plastic bags. Control samples were included within each sample shipment. Upon completion of the gold assays, pulps were sent to ALS/Chemex Laboratories in Vancouver for 27 element ICP analysis along with selected check assays for gold. Coarse rejects are stored at Eastern Analytical. During 2004 all drill core samples were submitted to ALS/Chemex for analysis for gold using a combination fire assay/AAS (gold) as well as 27 element ICP. Descriptions of analytical techniques provided immediately below are for analyses performed by Eastern Analytical.

Individual samples typically range from 0.5 -2 kilograms. They are organized and labeled when they arrive at the laboratory. They are then placed in drying ovens until they are completely dry. For routine gold analysis, the entire sample was crushed in a “Rhino” oscillating steel jaw crusher to approximately 75% -10 mesh. The complete sample is then riffle-split until 250-300 grams of material is obtained. The remainder is bagged and stored as a coarse reject. The 250-300 gram portion is pulverized in a chrome steel ring mill to approximately 98% -150 mesh.

The ring pulverizers and jaw crushers are cleaned with silica sand when changing clients. The sample prep technician also inspects the rings and bowls after each sample and silica sand is used to clean the equipment as needed.

Gold is then determined by fire-assay fusion with atomic absorption spectroscopy (AAS) finish. The sample is weighed (30 grams [1 Assay Ton]) and placed in an earthen crucible containing lead oxide fluxes and then mixed. Silver nitrate is added and the sample is fused in a fire assay oven to obtain a liquid which is poured into a mold and left to cool. The lead button is then separated from the slag and cupelled into the fire assay oven which obtains a silver bead which contains the gold. The silver is removed with nitric acid and then hydrochloric acid is added. After cooling, deionized water is added to bring the sample up to a preset volume. The sample is then analyzed by AAS.

Gold was determined by ‘metallic screening’ method on select samples that returned elevated gold values by standard fire-assay, contained visible gold, or on visual inspection were considered likely to be well mineralized (i.e. stylolitic quartz veining). In this procedure, the entire sample is crushed to approximately 75% -10 mesh and then pulverized to approximately 98% -150 mesh. The final prepared pulp (typically 1,000 grams) is passed through a 150 mesh (100 micron) screen to test its homogeneity. Any +150 mesh material remaining on the screen is retained and is fire-assayed (AAS finish) in its entirety as one sample and its weight is recorded.

The entire –150 mesh fraction is homogenized (rolled), its weight recorded, then stored in a plastic bag. A 30 gram sub-sample (1 A.T) is analyzed by fire-assay procedures described above. The gold values for both +150 and –150 mesh fractions are reported together with the weight of each fraction as well as the calculated (weighted average) total gold content of the sample. In this way one can evaluate the magnitude of the coarse gold effect as demonstrated by the levels of the +150 mesh material.

After the completion of the gold analyses, portions of the remaining pulps are sent by courier to ALS-Chemex Laboratories in North Vancouver, British Columbia. There, the elements Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn are analyzed by inductively-coupled plasma (ICP) atomic emission spectroscopy, following multi-acid digestion in nitric aqua regia. Major elements (reported as oxides) and Ba, Rb, Sr, Nb, Zr, and Y were determined by X-ray fluorescence spectrometry (XRF). This trace element and major oxide analysis package was used for samples collected during 2002, 2003, 2004 and 2005.

The description of analytical techniques provided below are for analyses performed by ALS/Chemex, and apply to rock samples from surface and core collected during 2004 and 2005. ALS/Chemex Laboratories operate according to the guidelines set out in ISO/IEC Guide 25 – “General requirements for the competence of calibration and testing laboratories”.

Samples arriving at ALS-Chemex are bar coded and logged into a digital tracking system. Rock and drill core samples are then dried, coarse crushed and pulverized (entire sample) to better than

85% passing through a 200 mesh (75 micron) screen. At this point the analytical methodology varies depending on the type of gold fire assay finish used.

The fire assay fusion AAS finish procedure entails the fusing of the prepared sample with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver, and then cupelled to yield a precious metal bead. The bead is digested in 0.5ml dilute nitric acid in a microwave oven, then 0.5 ml concentrated hydrochloric acid is added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled to a total volume of 4 ml with de-mineralized water, and analyzed by inductively coupled plasma atomic absorption spectrometry. The fire assay fusion ICP-AES finish procedure is almost identical except the digested solution is analyzed by inductively coupled plasma atomic emission spectrometry against matrix-matched standards.

Also, the procedure for “metallic screening” gold analysis conducted in 2004 by ALS-Chemex differed slightly from the procedure used at Eastern Analytical. Instead of only one analysis of the -200 mesh fraction (-150 mesh at Eastern), ALS-Chemex preformed two analyses and used their average as the -200 mesh result. Also, instead of an AAS finish, they used a gravimetric finish whereby after cupelling, the silver in the precious metal bead is removed with nitric acid and the remaining gold bead is weighed with a precision laboratory balance.

13.2    South Golden Promise Property

All core from 2006 drilling program at the South Golden Promise Property was carried out by Crosshair geologist Ryan Newman. The core was logged in a secure, well lighted core logging facility in Millertown, Newfoundland. Drill data for the 2003-2004 programs were initially recorded on paper log sheets before being entered into MS Excel. Drill core is currently stored outside in steel racks, except for significant intersections which are securely stored at Paragon’s facility in Badger. All core trays are labeled with aluminum tags indicating hole identifier and meterage interval.

Assay samples were split using a rock saw by experienced Crosshair field technicians with half being sent to Eastern Analytical Limited of Springdale, NL for preparation and analysis. The diamond saw blade was routinely cleaned after cutting any gold mineralized quartz veining to prevent cross contamination. All samples collected were delivered directly to the laboratory by Crosshair personnel or independent transport companies in sealed woven plastic bags.

Sample preparation and analytical procedures from Eastern Analytical Ltd. are as follows:

Soil samples are dried at 90 degrees F. They are then pounded with a rubber mallet in the soil bag. Then the soil is screened through an 80 mesh screen. The -80 fraction is rolled and kept as the sample. The +80 mesh fraction is discarded.

Rock and drill core samples are organized and labeled when they enter the lab. They are then placed in drying ovens until they are completely dry. After drying is complete samples are taken and crushed in a Rhino Jaw Crusher to approximately 75% -10 mesh material. The complete sample is rifle split until there is approximately 250 – 300 grams of material left. The remainder of the sample is bagged and stored as coarse reject. The 250 – 300 gram split is then pulverized using a ring mill to approximately 98% -150 mesh material. The ring pulverizers and jaw crushers are cleaned with silica sand when changing clients. The sample prep technician also inspects the rings and bowls after each sample and silica sand is used to clean equipment as needed.

For gold fire assay a 15 or 30 gram sub-sample is weighed into an earthen crucible containing PBO fluxes and then mixed. Silver nitrate is then added and the sample is fused in a fire assay oven to obtain a liquid which is poured into a mold and let cool. The lead button is then separated from the slag and cupelled in to fire assay oven which obtains a silver bead which contains the Gold. The sample is digested and silver is removed with nitric acid and then hydrochloric acid is added. After cooling, deionized water is added to bring the sample up to a present volume. Then the sample is analyzed by Atomic Absorption.

PROCEDURE FOR AR-ICP-11 and AR-ICP-30

Samples are analyzed for multi-element ICP analysis at Eastern Analytical (AR-ICP-11 or AR-ICP-30) via the following. Each rack is to contain one blank, two CanMet standards and 37 unknowns, of which two will be duplicates. A 0.500 gram sample is digested with 2ml HNO3 in a 95oC water bath for ½ hour, after which 1ml HCL is added and the samples is returned to the water bath for an additional ½ hour. After cooling, samples are diluted to 10ml with deionized water, stirred and let stand for 1 hour to allow precipitate to settle. They are now prepared for ICP analysis. Detection limits for ICP-30 are listed on the following page. The assay procedure is used for Cu, Pb, Zn, Ni, Co & Ag when samples exceed the ICP upper detection limits (see Assay Procedure for Cu, Pb, Zn, Ni, Co and Ag).

For copper, lead, zinc, nickel and cobalt analysis, a 0.200 g sample is digested in a beaker with 10 ml of nitric acid and 5 ml of hydrochloric acid for 45 minutes. Samples are then transferred to 100 ml volumetric flasks and then analyzed by the Atomic Absorption method. Lower detection limit is 0.01%, no upper detection limit.

For silver analysis, a 1000 mg sample is digested in a 500 ml beaker with 10 ml of hydrochloric acid and 10 ml of nitric acid with the cover left on for 1 hour. Remove the covers and evaporate to a moist paste. Add 25 ml of hydrochloric acid and 25 ml of deionized water, heat gently and swirl to dissolve solids. Cool, transfer to a 100 ml volumetric flask and analyze by the Atomic Absorption method. Lower detection limit is 0.01 oz/t, no upper detection limit.

13.3    Victoria Lake Property

All core from the 2006 drilling at Victoria Lake was logged by Barry A. Sparkes, with assistance from David A. Copeland of Gander NL on holes LL-06-03 and LL-06-05. Logging was conducted in a well-lit shack constructed next to an outfitters lodge located at Henry Waters on Victoria Lake. Field visits were made by senior management of Rubicon and Crosshair to view selected drill core.

Once detailed logs were completed, the core was split using a diamond-bladed rock saw. Half-core samples were packed in individual plastic rock sample bags and sealed with zap-straps. Rice bags containing 8-12 samples each were then securely fastened with heavy-duty zap straps and transported to a staging area by helicopter. All samples were transported by DRL Bus, Day and Ross courier or directly to the Gambo prep lab by Rubicon personnel. Half the sample was sent to Accurassay Laboratories in Gambo for prep, and then on to Thunder Bay Ontario for multi-acid digestion ICP, Gold and selected major oxide whole rock analysis. The remaining half-core samples have been retained in the core boxes and are currently stored in racks at Paragon’s core facility in Badger. Every batch of 20 samples included one known base-metal standard and one “blank” sample inserted by the geologist and/or technician for QA/QC purposes.

Drill logs and sample intervals were entered using the LAGGER 2003 software program utilizing an ODBC link to the Victoria Lake ACCESS database. Drill plan and cross section maps were generated using Downhole Explorer. Other general maps were generated from ArcView 3.2 and/or Corel Draw 10.

The core samples provided to Accurassay Laboratories by Rubicon Minerals Corp. were dried when required and then crushed to 90% -10 mesh and split into 250-450 gram sub-samples using a Jones Rifler. These subsamples were then pulverized to 90% -150 mesh using a ring and puck pulverizer and homogenized prior to analysis. Silica cleaning between each san1ple is performed to prevent any cross contamination.

Samples requiring an rcp scan are digested using a nitric/hydrochloric acid digestion and bulked up with extra hydrochloric acid and distilled water. A sample mass of 0.25 gran1s is used for this process. A final volume of 12 mLs is used for the analysis.

Accurassay Laboratories uses a Varian Vista rCP-AES with automated sample introduction for the determination of ICP elements. Calibration standards are made up from multi-element certified stock solutions. Quality Control check solutions are made up from separately purchased 10000 ppm certified stock solutions.

Laboratory reports are currently produced using Accurassay Laboratories' LlMS program. All duplicate assays are reported on the certificate of analysis. Quality Control Standards and blanks are not reported unless requested by the client. All data generated for Quality Control standards, blanks and duplicates are retained with the client's file and are used in the validation of results. For each quality control standard control charts are produced to monitor the performance of the laboratory. Warning lines on the chart are set at ±2 standard deviations. Any data that falls above the ±2 requires 10% of the samples in that batch to be reassayed and have their values compared with the previous set of results. Results will be accepted as long as the standards for each batch of samples falls below the ±2 standard deviation lines.

The Certified Reference Materials used were CZN-3, RTS-2, SY-4 and MP-2 and were provided by CANMET. The recommended values for each standard are listed as follows:

STANDARD	ELEMENT	RECOMMENDED VALUE +/- One Standard Deviation
CZN-3	Ag	45 +/-5 ppm
CZN-3	Pb	0.113 +/-0.01%
MP-2	Zn	4000 +/-300 ppm (provisional)
RTS-2	Cu	670 +/-46.6 ppm
RTS-2	Zn	117 +/-10 ppm
SY-4	Cu	7 +/-2.5 ppm
SY-4	Pb	10 +/-3 ppm

*NOTE: The values for CANMET certified reference materials were obtained from their respective certificates of analysis.

14.0    DATA VERIFICATION

David Mullen (Consulting Geologist) supervised the drilling and sampling for the 2002 and 2006/2007 drill campaigns while David Copeland (P.Geo.) supervised the drilling and sampling for the 2003/2004 drill programs, as well as other surface exploration activities from 2003 to 2007. The 2006 drilling campaign at the South Golden Promise Property was managed by Timothy Froude, P.Geo. (former VP Exploration for Crosshair) and directly supervised by Project Geologist Ryan Newman. Rubicon/Paragon Project Geologist Barry Sparkes supervised the drilling and sampling for the Victoria Lake drilling program. The author has every reason to believe that work completed by Crosshair, Rubicon, Paragon, and their consultants was done in a professional manner and met or exceeded generally accepted industry standards for quality control and quality assurance. Therefore, the author did not attempt to duplicate core and or rock trench samples to verify assay results.

Analytical standards were inserted into the sample stream (one in every 20 samples) by Eastern Analytical for rock, grab, and float samples taken during 2002, 2003, 2004 and 2005 and for the 2002 drill program. During the 2003 and 2004 drilling and sampling programs, blanks and gold standards were alternately inserted into the sample stream once every 20 samples. During the 2006/2007 drill campaigns, a blank was inserted into the sample stream by the core technician once every 20 samples while standards were inserted into almost every sample batch at the laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC. Sample batches were reanalyzed if any aberrations in the data were observed. Intervals that assayed above 1 g/t gold and almost all of the stylolitic quartz veining regardless of their gold tenor were generally re-assayed (check assay) at ALS/Chemex in order to confirm the results of the Eastern Analytical assay. As many of these original assays were done using the metallic screening technique, only the result from the -150 mesh fraction could be compared.

All geophysical surveys have been carried out by well-established geophysical companies with extensive industry experience. Experienced geophysicists performed quality checks and interpretation of all geophysical data. All are independent of Rubicon and Paragon and are registered with Canadian Professional Associations.

The author has reviewed and verified the drill core and resultant data collected by Rubicon and Paragon from the 2002 through 2007 exploration programs and finds the data to be of acceptable quality. The results of standards and blanks inserted into the sample stream from each program indicate that the assays from each drilling campaign are of acceptable quality. Check assays performed on mineralized sections of the drill core by ALS/Chemex have confirmed the assays received from Eastern Analytical. A complete record of the drill core, including sampled intervals is stored at the Paragon core storage area in Badger. The drill core and mineralized zones visible within the core, including occurrences of visible gold, are properly and accurately recorded and reflected in Paragon’s digital and written records.

Surface sample sites were not verified during the property visit which included a review of the diamond drill core and site visit to the property only. The assay results from the surface sampling were reviewed and the data and associated standards and blanks were of acceptable quality and are considered reliable.

15.0    ADJACENT PROPERTIES

15.1    Golden Promise and South Golden Promise Properties

Properties adjacent to the contiguous Golden Promise and South Golden Promise Properties include one licence registered to Calvin George (14091M), and one licence held by Kevin Keats, Al Keats, and Peter Dimmel (13879M). The Calvin George licence abuts licence 11034M in the northeast portion of the Golden Promise Property, while licence 13879M lies wholly within licence 11029M in the south-central portion of the Golden Promise Property. The latter licence, referred to as the Tom Joe Property, was previously held under option by Rubicon.

15.2    Victoria Lake Property

Properties lying adjacent to the Victoria Lake Property include one licence registered to Malcolm Oxford (13105M), four licences registered to Cornerstone Resources Inc. (10550M, 12202M, 12095M and 12286M), one licence registered to Eddie Quinlan (10712M), one licence registered to Mountain Lake Resources Inc. (10899M), and several registered to Messina Minerals including 11924M and 11925M.

The Malcolm Oxford licence abuts licence 8883M in the southwest end of the Property, while the Eddie Quinlan licence abuts licence 12380M in the northeastern end of the Property. Three of the Cornerstone licences (10550M, 12095M and 12286M) as well as the Mountain Lake licence which contains the Valentine Lake gold deposit, are situated at the northeast end of the Victoria Lake Property. The other Cornerstone licence (12202M) and the Messina licences are situated along the northern side of the Victoria Lake Property. Messina licence 11925M contains the recently discovered Boomerang and Domino VMS deposits.

16.0    MINERAL PROCESSING AND METALLURICAL TESTING

Not applicable as mineral processing and metallurgical testing have not been completed on the Property.

17.0    MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1    Data Analysis

The supplied database for the Golden Promise Project consisted of 85 diamond drill holes with 293 down hole surveys and 2,923 gold assays. One assay at 0.000 g Au/t was set to 0.001 g/t. The part of the project estimated in this resource section was the Jaclyn Main Zone (Figure 14). A total of 68 holes penetrated this zone and were used in the Resource Estimate. Appendix 1 lists the holes used.

Geologists from Crosshair interpreted a minimum 1.5 m width mineralized zone around the Jaclyn Main zone Vein 1 and Vein 2. A three dimensional solid was built to outline these two veins (see Figure 19). Assays from drill holes penetrating these solids were tagged as Vein 1, Vein 2 or Waste if outside the solids. The assay statistics for these three domains are presented in Table 9.

Figure 19: Orthogonal view of 3D Vein Solids (Vein 1 in Red and Vein 2 in Blue), Surface Topography and drill hole traces looking SW.

Table 9: Assay statistics for gold sorted by domain

	Vein 1 Au (g/t)	Vein 2 Au (g/t)	Waste Au (g/t)
Number of Assays	230	170	2,078
Mean Au (g/t)	4.11	5.68	0.053
Standard Deviation	11.10	28.37	0.860
Minimum Value	0.001	0.005	0.001
Maximum Value	68.95	327.98	30.92
Coefficient of Variation	2.70	4.99	16.37

The high coefficients of variation indicate a high sampling variability usually the result of erratic high values. Gold grade distributions for the three domains were evaluated using lognormal cumulative frequency plots. In each case positively skewed distributions were shown with multiple overlapping lognormal populations.

Gold in Vein 1 was positively skewed with 6 overlapping lognormal populations identified as shown in Table 10.

Table 10: Gold Populations present in Vein 1 Domain

Population	Mean Au (g/t)	Proportion of Data	Number of Assays
1	68.04	2.14%	5
2	38.53	2.19%	5
3	17.32	7.09%	16
4	5.60	9.78%	22
5	0.73	16.97%	39
6	0.17	61.84%	143

Populations 1 and 2 were considered to be erratic high grade and a cap of 2 standard deviations above the mean of population 3 capped 9 assays at 35.3 g Au/t.

Gold in Vein 2 was also positively skewed with 6 overlapping lognormal populations identified as shown in Table 11.

Table 11: Gold Populations present in Vein 2 Domain

Population	Mean Au (g/t)	Proportion of Data	Number of Assays
1	372.3	1.21%	2
2	57.20	1.94%	3
3	19.37	6.04%	10
4	6.13	6.67%	12
5	0.54	29.10%	50
6	0.02	54.96%	93

Populations 1 and 2 were considered to be erratic high grade and a cap of 2 standard deviations above the mean of population 3 capped 5 assays at 32.0 g Au/t.

Gold outside of the two vein solids in material considered waste was also positively skewed with 6 overlapping lognormal populations identified as shown below.

Table 12: Gold Populations present in Waste Domain

Population	Mean Au (g/t)	Proportion of Data	Number of Assays
1	20.66	0.16%	3
2	2.06	0.15%	3
3	0.66	0.89%	19
4	0.20	2.19%	45
5	0.06	4.52%	94
6	0.004	92.09%	1,914

Populations 1, 2 and 3 represented erratic high grade sitting outside of the mineralized veins that could not show continuity between drill holes and a cap of 2 standard deviations above the mean of population 4 capped 24 assays at 0.42 g Au/t.

The effects of capping are shown in Table 13.

Table 13: Assay statistics for capped gold sorted by domain

	Vein 1 Au (g/t)	Vein 2 Au (g/t)	Waste Au (g/t)
Number of Assays	230	170	2,078
Mean Au (g/t)	3.50	2.90	0.017
Standard Deviation	8.29	7.09	0.055
Minimum Value	0.001	0.005	0.001
Maximum Value	35.30	32.00	0.42
Coefficient of Variation	2.37	2.45	3.17

The reducing of a few gold assays in Veins 1 and 2 produce a significant impact on average grade and show significant drops in the coefficient of variation. Within the Waste the drop is even more noticeable with the C.V. dropping from 16.37 to 3.17.

17.2    Composites

Within the three domains uniform 1.5 m composites were produced. Composites honoured the 3D solid boundaries with intervals less than 0.75 m combined with adjoining samples. This results in a uniform support of 1.5± 0.75 m. The 1.5 m composite statistics are shown below.

Table 14: 1.5 m Composite statistics for gold sorted by domain

	Vein 1 Au (g/t)	Vein 2 Au (g/t)	Waste Au (g/t)
Number of Assays	86	62	6,640
Mean Au (g/t)	2.71	2.71	0.003
Standard Deviation	3.73	4.23	0.013
Minimum Value	0.001	0.001	0.001
Maximum Value	15.81	18.73	0.384
Coefficient of Variation	1.37	1.56	4.57

There are more composites in waste than assays due to the fact large intervals of unsampled or low grade assays were split into numerous 1.5 m composites. This is also reflected in the decrease in average grade and the increase in C.V. as more 0.001 values are being compared to the few higher grade waste composites.

17.3    Semivariograms

Due to the similar style of mineralization and the fact Vein 1 and Vein 2 are more or less adjacent with similar strike and dip the composites for both veins were combined for modelling. Note all azimuths referred to are grid azimuths and do not relate to true north. Contoured plots for gold and arsenic show a pronounced plunge to the higher grades along strike. Figures 19 and 20 show this plunge in views looking north.

Figure 20: Orthogonal view looking north showing contoured gold values.

Figure 21: Orthogonal view looking north showing contoured arsenic values.

As a result the semivariograms for gold in the veins were aligned along strike at grid Azimuth 100o dipping -25 o, down dip at Azimuth 190 o dipping -75 o and across dip at Azimuth 10 o Dip -55 o. This final across dip direction was impossible to model as there were very few pairs in this direction. The along strike and down dip directions showed a geometric anisotropy with a range of 64 m along strike dipping -25 o and 50 m down dip at Azimuth 190 o dipping -75 o . The semivariogram parameters are summarized below with the semivariograms shown as Figure 21.

Table 15: Summary of semivariograms for gold

Domain	Az/Dip	Co	C1	C2	Short Range (m)	Long Range (m)
Vein 1 & Vein 2	100 o / -25 [o]	0.40	0.70	0.20	35	64
	190 o / -75 [o]	0.40	0.70	0.20	35	50
Waste	90 o / 0 [o]	0.10	0.10	0.04	20	40
	0 o / 0 [o]	0.10	0.10	0.04	20	40
	0 o / -90 [o]	0.10	0.10	0.04	25	100

Figure 22: Semivariograms for Au in veins in the Along Strike and Down dip directions.

17.4    Block Model

A block model with blocks 10 m E-W by 2.5 m N-S by 5 m vertical was superimposed on the 3D vein solids. Each block with some proportion of Vein 1 or Vein 2 was tagged. In addition the proportion of the block below surface topography and the proportion below overburden was recorded.

Block model origin:
Lower Left Corner
4700 E	Column size = 10 m	100 Columns
4850 N	Row size = 2.5 m	100 Rows
Top of Model
150 Elevation	Level size = 5.0 m	72 Levels
No Rotation.

17.5    Bulk Density

A total of 102 specific gravity determinations were made on Golden Promise 2006-2007 drill Core from holes GP06-54, 66 and 69 and GP07-83, 87-90 and 95 using the weight in air – weight in water method. The results are summarized below sorted by rock type.

Table 16: Summary of specific gravity determinations

Rock Type	Number	Low SG	Mean SG	High SG
Sediment	52	2.62	2.74	2.85
Vein	42	2.60	2.66	2,72
Mafic Dyke	8	2.76	2.82	2.90

For this resource estimation the vein material was assigned a specific gravity of 2.66 while the waste was set to 2.74.

17.6    Grade Interpolation

Gold grades were interpolated in all blocks with some proportion of block inside the mineralized vein solids by ordinary kriging. The kriging exercise was completed for Vein 1 and Vein 2 using only composites from Vein 1 and Vein 2 respectively. The search ellipse for kriging had dimensions in the three principal directions of along strike, down dip and across dip tied to the semivariogram ranges. Kriging was completed in a series of 4 passes. The first pass required a minimum of 4 composites within a search ellipse with dimensions equal to ¼ of the semivariogram range. For blocks not estimated in pass 1 the search was expanded to ½ the semivariogram range and again a minimum of 4 composites were required to estimate the block. Pass 3 expanded to the full range and only required a minimum of 2 composites to estimate a block. Finally a fourth pass using a search ellipse with dimensions equal to twice the range was run. In all cases if more than 12 composites were found the closest 12 were used. After estimating Vein 1 and 2 a third kriging exercise was completed for all blocks with estimated grade that were less than 100% within the mineralized solids. A similar exercise as explained above was completed using composites from outside the mineralized solids. In this manner a grade for dilution was estimated for each partial block. The search parameters and number of blocks estimated in each pass are shown below.

Table 17: Summary of Kriging Search Parameters

Domain	Pass	Number of Blocks Estimated	Az/Dip	Dist. (m)	Az/Dip	Dist. (m)	Az/Dip	Dist. (m)
Vein 1	1	32	100 o / -25 [o]	16.0	10 o / -15 [o]	2.5	190 o / -75 [o]	12.5
	2	558	100 o / -25 [o]	32.0	10 o / -15 [o]	5.0	190 o / -75 [o]	25.0
	3	2,708	100 o / -25 [o]	64.0	10 o / -15 [o]	10.0	190 o / -75 [o]	50.0
	4	2,439	100 o / -25 [o]	128.0	10 o / -15 [o]	20.0	190 o / -75 [o]	100.0
Vein 2	1	10	100 o / -25 [o]	16.0	10 o / -15 [o]	2.5	190 o / -75 [o]	12.5
	2	261	100 o / -25 [o]	32.0	10 o / -15 [o]	5.0	190 o / -75 [o]	25.0
	3	4,099	100 o / -25 [o]	64.0	10 o / -15 [o]	10.0	190 o / -75 [o]	50.0
	4	2,120	100 o / -25 [o]	128.0	10 o / -15 [o]	20.0	190 o / -75 [o]	100.0
Waste	1	2,370	90 o /0 [o]	10.0	0 o /0 [o]	10.0	0 o / -90 [o]	25.0
	2	4,559	90 o /0 [o]	20.0	0 o /0 [o]	20.0	0 o / -90 [o]	50.0
	3	4,450	90 o /0 [o]	40.0	0 o /0 [o]	40.0	0 o / -90 [o]	100.0
	4	848	90 o /0 [o]	80.0	0 o /0 [o]	80.0	0 o / -90 [o]	200.0

17.7    Classification

Introduction

Based on the study herein reported, delineated mineralization of the Jaclyn Main Zone on the Golden Promise Property is classified as a resource according to the following definition from National Instrument 43-101:

“In this Instrument, the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum.”

“A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

The terms Measured, Indicated and Inferred are defined in NI 43-101 as follows:

“A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Results

Based on the geologic continuity of the mineralized zone, as demonstrated from surface mapping and drill hole logging, and the grade continuity as quantified by semivariograms, the mineralization at the Jaclyn Main Zone is classed as a resource. Due to the spacing of drill hole data in general none of this resource is considered measured or indicated at this time. Blocks estimated during pass 1 and 2 using a search ellipse with dimensions of ¼ and ½ the range of the semivariogram respectively, criteria for measured and indicated, estimate 1% of the blocks in Vein 1 and 4 % of the blocks in Vein 2.

The results are presented below as grade-tonnage tables for the combined Vein 1 and Vein 2 material. The first table shows the results at a variety of gold cutoffs that could be obtained if one could mine the veins to the limits of the mineralized zones (no external dilution applied). A second table is shown using the entire block which incorporates external edge dilution along both sides of the veins. These results would indicate the grades and tonnes if one mined to the limits of 10 x 2.5 x 5 m blocks.

Table 18: MINERALIZED PORTION OF VEIN
INFERRED RESOURCE

Au Cutoff	Tonnes> Cutoff	Grade > Cutoff
(g/t)	(tonnes)	Au	Contained
		(g/t)	Ounces Au
0.50	1,072,000	2.71	93,400
1.00	921,000	3.02	89,500
1.50	825,000	3.22	85,500
2.00	680,000	3.54	77,400
2.50	540,000	3.87	67,300
3.00	403,000	4.25	55,100
4.00	184,000	5.19	30,700
5.00	77,000	6.19	15,300
6.00	32,000	7.20	7,400
7.00	14,000	8.29	3,700
8.00	6,000	9.34	1,800
9.00	4,000	9.80	1,300
10.00	1,000	10.91	400

Table 19: DILUTED VEIN
INFERRED RESOURCE

Au Cutoff	Tonnes> Cutoff	Grade > Cutoff
(g/t)	(tonnes)	Au	Contained
		(g/t)	Ounces Au
0.50	1,851,000	1.45	86,200
1.00	1,159,000	1.87	69,800
1.50	681,000	2.32	50,800
2.00	397,000	2.74	35,000
2.50	203,000	3.24	21,100
3.00	103,000	3.74	12,400
4.00	30,000	4.67	4,500
5.00	6,000	5.60	1,100
6.00	1,000	6.08	200

18.0    OTHER RELAVENT DATA AND INFORAMTION

There is no other relevant data or information to present on the Property.

19.0    INTERPRETATION AND CONCLUSIONS

Overall the exploration completed on the Golden Promise Property has been successful in discovering and partly defining high grade visible gold-bearing quartz veining at the Jaclyn Main, Jaclyn North, and Jaclyn South Zones plus the Shawn’s Shot Gold Occurrence. These zones are hosted within a geological environment that bears many similarities to other mesothermal, orogenic, turbidite-hosted gold deposits throughout the world (Bendigo-Ballarat, Eastern Australia; Meguma, Nova Scotia), where auriferous quartz veins are located within regional to local scale anticlines.

Through diamond drilling, the Jaclyn Main Zone has been firmly established along an 800 metre strike (Section 4800E to 5600E) and locally to a vertical depth of 265 metres below surface and is open at depth and to the east. Along its eastern segment (east of Section 5300E), the zone and accompanying alteration remains quite robust at depth, but locally weakens near surface above the +50 metre ASL elevation. To the west, the zone appears to weaken west of Section 4875E, where the veining is affected by a late, brittle fault that is oriented sub-parallel to the veining. The central portion of the vein consists of two overlapping en echelon branches between Sections 5200E and 5300E, separated by 10-20 metres. The southern branch dies out at depth and to the east, while the northern branch strengthens at depth in that direction.

The Jaclyn Main Zone consists of single to multiple, en echelon, mostly stylolitic quartz veins dipping mainly steeply to the southeast (70° to 85°). The zone’s strike varies from 070° in the west swinging to 090° along its eastern segment. The vein system attains an estimated true thickness of up to 4 metres in places with individual veins reaching 2.7 metres in thickness. The average thickness of the mineralized stylolitic quartz vein is approximately 1.25 metres. Visible gold has been encountered in 55 of 65 drill holes (85%) to pierce quartz veining at the zone’s projected position.

Based on the results of 68 drill holes that penetrated the Jaclyn Main Zone, a resource estimate was completed by Gary H. Giroux, P.Eng. MASc.. The zone was modelled to a minimum 1.5 m width in two adjoining veins. The gold grade distribution within each vein was examined and erratic high grade assays were capped. Composites 1.5 m in length were formed which honoured the vein boundaries. Semivariograms showed longest ranges along strike and down dip. Blocks 10 m E-W by 2.5 m N-S by 5 m vertical were estimated by ordinary kriging. According to the National Instrument 43-101 definitions, all blocks were classified as inferred due to the drill hole spacing. Using a 1 g/t Au cutoff, the total inferred resource estimated is 921,000 tonnes averaging 3.02 g Au/t (89,500 contained ounces of gold).

Prospecting at Golden Promise led to the initial discovery of all currently known mineralized zones with the exception of the mineralization encountered in hole GP04-41 which was discovered through soil sampling and subsequent drilling. In addition, systematic prospecting since 2002 has had the cumulative effect of strongly prioritizing areas for more detailed follow-

up (soil sampling/trenching) work. The regional pattern of anomalous samples (~2,350 samples) with elevated gold are hosted within or overlie Victoria Lake Group and Caradocian Shale sedimentary rocks. Overall, a very low population of anomalous gold-bearing samples has been returned from areas underlain by Badger Group sedimentary rocks. This has led to a strong degree of confidence that the Badger Group is not a likely host to gold mineralization of the age and type observed at the Jaclyn Area Zones. Although some soil and rock samples have been mapped as being underlain by Badger Group (e.g. Branden), subsequent follow-up work has shown the area to be underlain by Victoria Lake Group rocks that were not obvious from the airborne geophysical data.

Prospecting has indicated, in addition to an overall spatial distribution of quartz veins and quartz float trains coincident with the Caradocian Shale/Victoria Lake Group rocks, an association with underlying linear magnetic highs (likely mafic dykes). This pattern, observed throughout the Property, bears a strong similarity to the quartz vein/mafic dyke relationships observed at the Jaclyn Main Zone and the Shawn’s Shot Gold Occurrence, where altered mafic dykes intrude mineralized quartz veins. In addition, regional mafic dykes occupy structures with the same orientations (070o and 120o) as known mineralized veins at Jaclyn (070o) and Shawn’s Shot (110o to 120o). A possible future exploration tool to be used in this environment is prospecting and soil sampling over areas where linear magnetic highs grade into weakly magnetic to non-magnetic trends where mafic dykes may be altered.

Soil sampling in conjunction with mineralized boulder tracing has been fairly successful in outlining auriferous quartz veined zones at Golden Promise. This is confirmed by the arsenic and gold-in-soil anomaly/float train that overlies the Jaclyn Main Zone and the successful targeting and drilling of a mineralized quartz vein (3.42 g/t gold over 0.40m) in hole GP04-41.

Soil sampling, however, has not been successful in outlining significant anomalies associated with the gold-bearing Christopher Zone, the Jaclyn South and Jaclyn North Zones and thus may not be a very efficient or suitable methodology for outlining all possible gold-bearing veins within the area. A detailed study by Jackson (2005) has concluded that most of the soil data has not added significant new information not already gleaned from the distribution of mineralized quartz boulders. He also states that the soil and boulder data together define two major trends in the Jaclyn Area; a north-northeast trend related to glacial transport over several kilometres, and an easterly trend related to frost heave and/or glacial transport of less than one kilometre. He lists a set of several technical recommendations concerning alternative analytical procedures and methodologies that could be implemented in future exploration programs.

Overall, prospecting, coupled with rock and soil sampling has indicated that the most prospective areas are underlain by rocks of the Victoria Lake Group and Caradocian Shale, particularly within regional to local anticlines. This is similar to many other turbidite hosted quartz vein systems globally. However, it is noted that the soil data to date is biased towards these geological environments.

The Jaclyn North Zone, located approximately 250 metres north of the Jaclyn Main Zone has been tested by ten diamond drill holes. The zone consists of three multiple quartz veined sub-zones within a 100 metre wide corridor along a 250 metre strike length, and to between 80-160 metres of surface. Each of the three sub-zones; (Upper, Middle, and Lower) contain visible gold at some point. Unlike the Jaclyn Main Zone, which crosscuts the sedimentary host rocks at a high angle to bedding, the Jaclyn North Zone veining runs sub-parallel to bedding, dipping northwest at 35°-45°. In all cases, the veining straddles transitions of sedimentary rock units. The North Zone remains open along both strike directions and down dip.

The Jaclyn South Zone, located 300 metres south of the Jaclyn Main Zone, has been tested by four drill holes. The zone, comprised of two quartz veins within a 20-45 metre wide corridor, has been outlined along a 200 metre strike length and locally down dip for 100 metres. Although one of the veins averages 1.8 metres thick, only the second, narrower (0.03 -0.3m), discontinuous vein contains visible gold. The South Zone remains open along both strike directions and may link up with the Christopher Zone which is located 400 metres to the west-southwest.

A gold-bearing quartz vein hosted by mudstones in hole GP04-41 may correlate with the Upper sub-zone quartz veining at the Jaclyn North Zone, located approximately 450 metres to the east-northeast. At the Shawn’s Shot Gold Occurrence, diamond drilling successfully intersected quartz veining with similar characteristics to visible gold-bearing quartz veining that was sampled at surface, but did not return any high gold grades. Further work is still required to fully evaluate this target. Although drilling successfully intersected the Christopher Zone quartz vein in two holes, gold assays were quite low as no visible gold was encountered.

20.0    RECOMMENDATIONS

20.1    Golden Promise Property

Exploration on the Golden Promise Property has been successful in discovering and extending gold-bearing quartz veining within the Jaclyn Area. The project is now poised for an aggressive systematic drilling program in 2008 and beyond. However, based on the nature of the gold mineralization present (abundant “nuggety” gold); drilling alone may not be able to ascertain a representative gold grade for the mineralized zones. Dominy et al (2000) conclude that similar types of coarse gold-bearing veins that are characterized by localized and erratic high grades are difficult to effectively sample and grade distribution can only reliably be obtained from underground development; including close-spaced sampling, bulk sampling, and trial mining. Diamond drilling is still necessary to determine geological continuity, but diamond drilling alone may not allow for the calculation of anything above an “Inferred Resource” estimate.

Based on the encouraging results of exploration conducted to date, a multi-phase program on the Golden Promise Property is recommended. The first phase program will focus on the continued evaluation of the Jaclyn Zones by diamond drilling, as the zones have not been fully delineated. The first phase work will also include the continued evaluation of other occurrences and target areas on the property, including the Gabbro Occurrence, where mechanical trenching is proposed to expose mineralized quartz veins from which grab samples returned values of up to 10 g/t gold. The second phase program would consist of metallurgical studies to determine the deportment of gold mineralization within the Jaclyn Main Zone, as well as trenching to expose the Jaclyn Main

Zone followed by the extraction of a bulk sample to determine a more representative gold grade for the quartz vein system prior to any underground development work.

The first phase program, consisting of approximately 10,740 metres of drilling in 40 holes, is recommended to continue defining and evaluating the Jaclyn Main, North and South Zone areas. Of this total, 6,315 metres (22 holes) are 50 metre-spaced “step-out” holes aimed at extending the Jaclyn Main Zone eastward for 300 metres from Section 5600E to Section 5900E. The zone is projected to intersect the carbonaceous Caradocian Shale transition near Section 5800E. This juxtaposition is considered a highly favourable environment for gold deposition at geologically similar gold deposits in Australia (Johansen, 2000).

The interpreted down plunge area of higher grade gold mineralization within the central portion of the Jaclyn Main Zone (Sections 5025E to 5175E) near the -115m ASL elevation has yet to be properly evaluated. Six holes totalling 2,115 metres are proposed to test this portion of the Zone. In addition to these six holes, it is recommended that hole GP03-33 on Section 5100E be extended by 400 metres to test the Jaclyn Main Zone at the -250m ASL elevation, as well as to test between the Jaclyn South and Jaclyn Main Zones on that section.

Additional diamond drilling (3 holes, 600m) in the Jaclyn North Zone area is also warranted. The Jaclyn North Zone, consisting of two strong, locally visible gold-bearing quartz vein systems, has been outlined over a 250 metre strike length, down dip between 100-160 metres of surface, and remains open in all directions, especially to the northeast. Three holes totalling 600 metres are recommended to test the Jaclyn North Zone down dip on Section 5000E and along strike on Sections 5200E and 5300E. Also, the highly anomalous gold intersection in GP04-41, located approximately 450 metres along strike from the Jaclyn North Zone warrants follow-up drilling. Five holes totalling 650 metres would test the target 60 metres down dip of the GP04-41 intersection (Section 4400E) and 100 metres along strike to the northeast (Section 4500E), towards the Jaclyn North Zone.

Other first phase program recommendations at the Jaclyn Zone include refurbishing the control grid as the current grid is six years old and difficult to follow, especially since the area was scarified and replanted in 2006. It is also recommended that all drill collars in the Jaclyn Zone area be surveyed by a professional land surveyor prior to the Phase 2 trenching and bulk sampling program.

In addition to the recommended work at the Jaclyn Zone, the first phase program should also include follow-up work at other, less advanced target areas on the Golden Promise Property, including the Gabbro Occurrence. A mechanical trenching program is recommended in order to expose and evaluate the showing, from which grab samples returned values up to 10 g/t Au. Contingent upon results of the trenching program, diamond drilling may be warranted.

The projected budgeted cost of the first phase diamond drilling, grid refurbishing, and drill collar survey program at the Jaclyn Zone is $1,626,000. An additional $76,000 is budgeted for field work to evaluate other targets on the Golden Promise Property, including the proposed trenching at the Gabbro Occurrence. Contingent upon the results, $600,000 is also budgeted for additional diamond drilling (up to 4000 m) to test any priority targets that are identified.

The total projected budget for the recommended first phase program on the Golden Promise Property is $2,302,000, not including administration and operational costs.

First Phase Budget

Grid Refurbishment (Jaclyn Zone)	$10,000
Drill Collar Survey (Jaclyn Zone)	$5,000
Field Work (Mapping, Sampling, Trenching)	$76,000
Diamond Drilling (Jaclyn, all incl.): 10,740m @ $150/m	$1,611,000
Diamond Drilling (Other, all incl.): 4,000m @ $150/m	$600,000
Subtotal	$2,302,000
Administration and Overhead Costs	$616,000
Total Phase 1	$2,918,000

The proposed second phase program for the Golden Promise Property will focus on exposing the Jaclyn Main Zone between Sections 4950E and 5250E by mechanical trenching in order to extract a bulk sample to better ascertain gold grades in that portion of the zone. Trenching efforts will be impacted by the significant overburden thickness, as well as water inflow into the trenched areas. Once the vein system is exposed, mapped, and sampled, a bulk sample would be extracted and processed. John and Thalenhorst (1991) suggest a minimum size of 0.5 -1% of a total deposit for this type of mineralization (500-1000 tonnes per 100,000 tonnes of resource). Based on the current resource estimate, a 5000 tonne bulk sample is being considered for extraction from the near surface portion of Jaclyn Main Zone. Details and scope of the bulk sampling program will be better defined following the spin-out of Crosshair’s “non-uranium” assets, but based on current projections the budgeted cost of the program, as detailed below, is approximately $717,000.

Prior to extraction and processing of the bulk sample, metallurgical testing is recommemded in order to determine the nature and variability of gold mineralization within the Jaclyn Main Zone. No metallurgical work has been performed to date on the Jaclyn Zone, and prior to processing of the planned bulk sample it will be necessary to determine nature and recoverability of the gold mineralization within the Jaclyn Main Zone. Details regarding the exact nature and scope of this work are to be determined, but current plans are to test several composites from a mixture of core from new and existing drill holes from the Jaclyn Main Zone. Any new drilling specifically to facilitate the metallurgical testwork would be carried out at relatively shallow depths in the main portion of the Jaclyn Main Zone between sections 4950E and 5250E. A total of $300,000 has been budgeted for the metallurgical testwork and related additional diamond drilling.

Second Phase Budget

Diamond Drilling and Metallurgical Testwork	$300,000
Bulk Sample (Trenching and Dewatering)	$135,000
Bulk Sample (Detailed Mapping and Sampling)	$32,000
Bulk Sample (Drill, Blast and Load – 5000 t)	$50,000
Bulk Sample (Transport and Delivery to Mill)	$210,000
Bulk Sample Processing (total milling costs for 5000 t)	$290,000
Subtotal	$1,017,000

Administration and Overhead Costs	$500,000
Total Phase 2	$1,517,000

20.2    South Golden Promise Property

Exploration on the Golden Promise Property since 2003 has led to the discovery of the auriferous Linda/Snow White composite vein system, confirming the potential for discovery of additional gold bearing quartz vein systems similar to the Jaclyn Zones further to the northeast. Limited outcrop exposure on much of the property is an obstacle to exploration efforts, but systematic followup of prioritized targets based on soil geochemistry, geophysical data, and favourable stratigraphy on the Golden Promise and South Golden Promise has shown to be an effective and cost efficient means for the discovery of such mineralization.

It is recommended that future exploration continue in this manner towards the goal of discovering additional mineralized quartz vein zones either along strike or adjacent and subparallel to known mineralized veins. Several soil geochemical anomalies remain untested on the property and further work is required. Contingent upon the results, diamond drilling to test any new discoveries of gold bearing quartz vein zones is recommended.

Proposed Budget

Mechanical Trenching (8 days @ $750 per day)	$6,000
Diamond Drilling: 2500m @ $100/m	$250,000
Drilling Consumables (casing/core trays, etc.)	$20,000
Drill Core Assays: 500 @ $35/sample	$17,500
Field Office/Core Shack: (4 months)	$4,800
Salaries: Geologist/Geotechnician (240 days)	$168,000
Vehicles (Trucks/ATV/gas etc)	$20,000
Accommodation/Food etc .	$7,500
Report Preparation	$10,000
Subtotal	$503,800
Contingency (10%)	$50,380
Total	$554,180

20.3    Victoria Lake Property

Exploration on the Victoria Lake Property has successfully identified several areas of favourably altered felsic volcanic rocks, and recent drilling particularly on the Long Lake grid, has intersected thick felsic volcanic units exhibiting strong VMS-style alteration along with disseminated and stringer style base metal mineralization. Based on the success of the 2006 drilling campaign carried out by Crosshair and Paragon, additional Phase 2 drilling has been recommended. Details of the proposed Phase 2 drilling program will partially dependeant upon the interpreted results of the recently completed borehole Pulse EM survey on the property, which is still pending.

Phase 2 Budget

Diamond Drilling: 2125m @ $100/m	$212,500
Drilling Consumables (casing/core trays, etc.)	$20,000
Helicopter Support (drill moves, etc)	$150,000
Drill Core Assays: 500 @ $35/sample	$17,500
Field Office/Core Shack: (2 months)	$2,400
Core Shack Supplies (racks, diamond blades, etc.)	$1,800
Salaries: Geologist/Geotechnician (60 days)	$42,000
Vehicles (Trucks/ATV/gas etc)	$10,000
Accommodation/Food etc .	$6,000
Drill Collar Survey	$5,000
Report Preparation	$15,000
Subtotal	$482,200
Contingency (10%)	$48,220
Total	$530,420

The total projected budget to carry out the initial recommended exploration programs on all three properties, as detailed above, is $5,519,600.

Respectfully Submitted:

“Larry R. Pilgrim”
Larry R. Pilgrim, B.Sc., P. Geol.
Qualified Person

“G.H. Giroux”
G. H. Giroux, P.Eng., MASc.
Qualified Person

21.0    REFERENCES

Batterson, M. and Taylor, D.
2008:

Ice-Flow History and Regional Till-Geochemistry Sampling of the Southern Part of the Red Indian Lake Basin. In Current Research, Newfoundland and Labrador Department of Natural Resources, Geological Survey, Report 08-1, p. 25-34.

Copeland, D.,
2007:	Fifth Year Assessment Report on Prospecting on the Otter Brook Property, central Newfoundland, NTS 12A/16, 15p.

Copeland, D.,
2006a:	Assessment Report on Soil Sampling and Prospecting on Mineral Licences 8947M, 12444M (4th Year) and 11057M and 11058M (2nd Year), Golden Promise Property, Central Newfoundland, NTS 12A/16. 23 p

Copeland, D.
2006b:

Fourth Year Assessment Report on Soil Sampling and Prospecting on the Otter Brook Property, Central Newfoundland, Licence: 8904M, NTS 12A/16, for Stephen Courtney (Licence Holder) and Rubicon Minerals Corporation, 14p.

Copeland, D.
2004a:	Technical report on the Golden Promise Property, Badger and Grand Falls Map sheets, Central Newfoundland. Form 43-101F1 Report Prepared for Rubicon Minerals Corporation. 38 p.

Copeland, D.
2004b:	Second Year Assessment Report on Airborne Geophysics on the Otter Brook Property, central Newfoundland, NTS 12A/16. Rubicon Minerals Corporation unpublished assessment report. 20 p.

Copeland, D. and Newport, A.
2005:

Assessment Report on Prospecting, Rock and Soil Sampling, Trenching, Airborne Geophysics and Diamond Drilling, on the Golden Promise Property, central Newfoundland, NTS 12A/16, 02D/13. Rubicon Minerals Corporation unpublished assessment report. 29 p.

Copeland, D. and Newport, A.
2004a:

Assessment Report on Prospecting, Rock and Soil Sampling, Trenching, Airborne Geophysics and Diamond Drilling, on the Golden Promise Property, central Newfoundland, NTS 12A/16, 02D/13. Rubicon Minerals Corporation unpublished assessment report. 29 p.

Copeland, D. and Newport, A.
2004b:

Supplementary 2nd Year Assessment Report on Soil Sampling and Diamond Drilling, on the Golden Promise Property, central Newfoundland, NTS 12A/16, 02D/13. Rubicon Minerals Corporation unpublished assessment report. 38 p.

Courtney, S.
2002:	1st Year Assessment Report – Otter Brook Property, Central NF, Mineral Licence # 8904M, NTS 12A16. Unpublished Mineral Assessment Report. 12 p.

Coyle, M. and Strong, D.F.
1987:	Geology of the Springdale Group: a newly recognized Silurian epicontinental-type caldera in Newfoundland. Canadian Journal of Earth Sciences, Volume 24, p. 1135-1148.

Dallmeyer, R.D., Kean, B.F., Odom, A.L., and Jayasinghe, N.R.
1983:

Age and contact-metamorphic effects of the Overflow Pond Granite: an undeformed pluton in the Dunnage Zone of the Newfoundland Appalachians. Canadian Journal of Earth Sciences, Volume 20, p. 1639-1645.

Dean, P.L.
1978:	The volcanic stratigraphy and metallogeny of Notre Dame Bay. Memorial University of Newfoundland, St. John’s Newfoundland, Geology Report 7, 204 pages.

Dominy, S.C., Johansen, G.F., Cuffley, B. W., Platten, I. A., and Annels, A. E.
2000:	Estimation and Reporting of Mineral Resources for Coarse Gold-bearing Veins; Exploration and Mining Geology, Volume 9, No. 1, pp.13-42.

Evans, D.T.W. and Kean, B.F.
2002:	The Victoria Lake Supergroup, central Newfoundland - its definition, setting and volcanogenic massive sulphide mineralization. Open File NFLD/2790. 80 p.

Evans, D.T.W., Kean, B.F. and Jayasinghe, N.R.
1994:

Geology and mineral occurrences of Badger. Map 94-224. Scale: 1:50 000. Government of Newfoundland and Labrador, Department of Mines and Energy, Geological Survey Branch, Open File 012A/16/0687. Blueline paper, GS# 012A/16/0687.

Fedikow, M.
2004a:	Interpretation Of Mobile Metal Ions And Traditional (Aqua-Regia/INAA) Soil Geochemical Surveys At The Golden Promise Property, Central Newfoundland N.T.S. 12A/16.

Fedikow, M.
2004b:	Interpretation of Mobile Metal Ions (MMI-M) Soil Geochemical Surveys From the Jaclyn Zone, Jaclyn West, Shawn’s Shot and Branden Areas, Badger Area, Central Newfoundland N.T.S. 12A/16.

Jackson, R. G.,
2005:	Review of Soil Geochemistry from the Golden Promise Property, Badger and Grand Falls Map Sheets, Newfoundland, Internal Rubicon Report, 29p.

Johansen, G.F.
2001:	An Exploration Strategy for the Redevelopment of the Bendigo Goldfield. Internal Company report prepared for Bendigo Mining N.L. 97p.

John, M. and Thalenhorst, H.,
1991:	Don’t lose your shirt: Take a bulk sample. In Proceedings, Symposium on Sampling and Ore Reserves. Prospectors and Developers Association of Canada, p.11-22.

Kean, B.F. and Jayasinghe, N.R.
1982:

Badger, Grand Falls District, Newfoundland. Map 80-281. Scale: 1:50 000. In Geology of the Badger map area (12A/16), Newfoundland. Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Report 81-02, 42 pages, enclosures (map, cross-section). GS# 012A/16/0283.

Kean, B.F. Dean, P.L. and Strong, D.F.
1981:	Regional geology of the Central Volcanic Belt of Newfoundland. Geological Association of Canada, Special Paper 22, p. 65-78.

Klassen, R.A.
1994:	A preliminary interpretation of glacial history derived from glacial striations, central Newfoundland; in Current Research 1994-D, Geological Survey of Canada, p. 13-22.

Lazenby, P.G.
1966:

Airborne Electromagnetic Survey Report on Area 1966-13, NALCO Option, Selco Exploration Co. Ltd.; McIntyre Porcupine Mines Ltd. Nfld.: Badger Concession Area; Badger. Newfoundland Department of Mines and Energy unpublished assessment report file No. NFLD (308).

Lyons, E.
2003:	Form 43-101F1 Technical Report: South Golden Promise Option, Grand Falls – Buchans District, Central Newfoundland, NTS 12A/06, 07, 10, 16 for International Lima Resources Corporation. 43p.

McNeill, P.
2005:

A Report on Geological Mapping on Rubicon Minerals Corporation’s Golden Promise Property, Newfoundland, in 2004: The Stratigraphy and Structure of the Property, Regional Prospectivity and Recommendations for Future Gold Exploration.

Moore, P.
2003a:

Supplementary 1st Year Assessment Report on Prospecting, Rock and Soil Sampling on the Mercer Golden Promise Option Property Licences 8859M, 8864M and 8868M (NTS 12A/16), Newfoundland, for William Mercer (Licence Holder) and Rubicon Minerals Corporation, work conducted from June 2002 to July 2003. 9p.

Moore, P.
2003b:

First year Assessment Report on Prospecting Rock & Soil Sampling on the Badger- Golden Promise Property, Licences 8967M, 8968M, 8969M & 8870M (NTS 12A/16), Newfoundland, for Jacob Kennedy (licence holder 8967M, 8968M & 8869M) and Donald Driscoll (licence holder 8969M & 8870M) and Rubicon Minerals Corporation, work conducted from June 2002 to July 2003. 8p.

Mullen, D.V.
2008:

Sixth Year Assessment Report, Report on Phase III Diamond Drilling, Jaclyn Zone Prospects and Soil Sampling, Golden Promise Property, Project No. NL-220, Licences 11033M, 11034M, 11057M, NTS 12A/16, Badger Area, Newfoundland and Labrador, Paragon Minerals Corporation, unpublished assessment report, (in prep).

Mullen, D.V.
2007:

Fifth Year Supplemental Assessment Report, Report on Phase II Diamond Drilling, Jaclyn Main Zone Prospect, Golden Promise Property, Project No. NL-220, Licences 011033M & 011034M, NTS 12A/16, Badger Area, Newfoundland and Labrador, Paragon Minerals Corporation unpublished assessment report. 27 p.

Mullen, D.V.
2006:

Fifth Year Assessment Report, Report on Diamond Drilling, Jaclyn Zone Prospects, Golden Promise Property, Project No. NF-620, Licences 011033M & 011034M, NTS 12A/16, Badger Area, Newfoundland and Labrador, Rubicon Minerals Corporation unpublished assessment report. 27 p.

Mullen, D.V.
2003:

First Year Assessment Report, Trenching and Diamond Drilling Program, Golden Promise Project, Licences 8859M & 8868M, Badger Area, Newfoundland, NTS. 12A/16. Rubicon Minerals Corporation unpublished assessment report. 14 p.

Newport, A.M.
2003:	A Comparison of Auriferous Boulders to a Potential Bedrock Source, Golden Promise Prospect, Badger, Newfoundland (N.T.S. 12A/16). Unpublished B.Sc. Thesis, Memorial University of Newfoundland. 125 p.

Pilgrim, L.R.
2006:

Form 43-101F1, Technical Report for the Golden Promise Property, Badger and Grand Falls Areas, NTS 12A/16 and 02D/13, Newfoundland and Labrador, for Rubicon Minerals Corporation and Paragon Minerals Corporation, Prepared by Larry R. Pilgrim, B.Sc, P.Geol., January 6, 2006 (revised July 20, 2006 and November 28, 2006), 46p.

Rogers, N. et. al.
2005:	Geology, Badger, Newfoundland and Labrador; Geological Survey of Canada, Open File 4546, scale 1:50,000.

Sparkes, B. G.,
1984:

Surficial and Glacial Geology, Central Newfoundland, Including Geochemistry of Till Samples, Victoria Lake (12A/16), Snowshoe Pond (12A/7), Star Lake (12A/11). Newfoundland Department of Mines and Energy, Mineral Development Division, Open File 12A/347, 11p.

Sparkes, B. A.,
2006:

3rd Year Report on Soil Sampling, Prospecting, Trenching, Geological mapping and Channel Sampling on Mineral Licences 11347M, 11017M, 11057M, and 11028M, Golden Promise Property, central Newfoundland, Unpublished assessment repot prepared by Rubicon Minerals Corporation, 31p.

Squires, G.C. and Moore, P.J.
2004:

Volcanogenic Massive Sulphide Environments of the Tally Pond Volcanics and Adjacent Area: Geological, Lithogeochemical and Geochronological Results. In Current Research. Newfoundland Department of Mines and Energy, Geological Survey, Report 04-1, p. 63-91.

Stevens, R.K.
1970:

Cambro-Ordovician flysh sedimentation and tectonics in west Newfoundland and their possible bearing on a Proto-Atlantic Ocean. In Flysh Sedimentology of North America. Edited by J. Lajoie. Geological Association of Canada, Special Paper 7, p. 165-177.

Swinden, H.S.
1990:	Economic Geology of the eastern Hermitage Flexure. In Current Research. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 80-1, p. 100-109.

Szybinski, Z.A., Swinden, H.S., O’Brien, F.H.C., Jenner, G.A. and Dunning, G.R.
1990:

Correlation of Ordovician volcanic terranes in the Newfoundland Appalachians: lithological, geochemical and age constraints. Geological Association of Canada-Mineralogical Association of Canada, Joint Annual Meeting. Program with Abstracts, Volume 15, p. A128.

Tarnocai, C.
2004:	Geological Interpretation and Target Selection at Golden Promise, Newfoundland. Placer Dome confidential report.

Taylor, D.M.
1994:	Late Wisconsinan Ice-Flow Patterns in Southwestern Newfoundland. In Current Research, Newfoundland Department of Mines and Energy, Geological Survey Branch, Report 94-1, p. 47-51.

Williams, H. Colman-Sadd, S.P. and Swinden, H.S.
1988:	Tectonic stratigraphic subdivisions of central Newfoundland. In Current Research Part B. Geological Survey of Canada, No. 6 pp. 142-166.

22.1    CERTIFICATE OF THE QUALIFIED PERSON

I, Larry R. Pilgrim, a self-employed geological consultant residing at 10 Witchazel Lane, King’s Point, Newfoundland and Labrador, A0J 1H0, hereby certify that:

1.

I personally prepared or reviewed all sections of this technical report entitled “Form 43- 101F1 Technical Report for the Golden Promise Property, Badger and Grand Falls Areas, NTS 12A/16 and 02D/13, Newfoundland and Labrador”.

2.	I am a graduate of the Memorial University of Newfoundland, St. John’s, NL with a B.Sc. degree in Geology (1980).
3.

I have been employed in the mineral exploration and mining industry for 28 years, and have explored for gold, base metals, uranium, and oil in Canada for both senior and junior mining companies and am a “qualified person” for the purposes of National Instrument 43-101.

4.	I am a member in good standing with the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (Registration No. 03154).
5.	My most recent visit to the Golden Promise Property was on February 1, 2008.
6.	I am responsible for the entire content of the technical report.
7.

I am considered independent of Crosshair Exploration & Mining Corporation and Paragon Minerals Corporation applying the test outlined in section 1.4 of National Instrument 43-101. I am not an employee, insider or director nor do I hold securities, directly or indirectly, of the reporting issuer (Crosshair Exploration & Mining Corporation and Paragon Minerals Corporation) or of a party related to the issuer; nor do I, or expect to, hold securities, directly or indirectly, in another issuer that has a direct or indirect interest in the property that is the subject of this technical report or an adjacent property. I do not have nor do I expect to have, directly or indirectly, an ownership, royalty, or other interest in the property that is the subject of this technical report or an adjacent property. I have not received the majority of my income, directly or indirectly in the three years preceding the date of the technical report from the issuer or a related party of the issuer. I, therefore, am considered independent of Crosshair Exploration & Mining and Paragon Minerals Corporation in respect of this report.

8.	I am considered an insider of Rambler Metal and Mining Canada Limited where I am employed in a full time capacity as Chief Geologist.
9.	I have prepared a 43-101 report on the Golden Promise Property in 2006 at the request of Rubicon Minerals Corporation.
10.	I have read National Instrument 43-101 and Form 43-101F, and the technical report has been prepared in compliance with this Instrument and Form 43-101F.
11.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

Dated this 23rd day of September, 2008

“Larry Pilgrim”
___________________________________________
Larry Pilgrim, P.Geo

22.2    CERTIFICATE OF THE QUALIFIED PERSON

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1)	I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.
2)	I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.
3)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.
4)

I have practiced my profession continuously since 1970. I have had over 30 years experience calculating mineral resources. I have previously completed resource estimations on a wide variety of gold vein deposits both in B.C. and around the world, including Bens Vein Alaska, Monterde Vein Mexico and Elk Gold Vein B.C.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Instrument 43-101.

6)

This report titled “Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties” dated April 15, 2008 and amended September 23, 2008, is based on a study of the data and literature available on the Golden Promise Property. I am responsible for the Section 17, the resource estimation and jointly responsible for Sections 1 and 19. I have not visited the property.

7)	I have not previously worked on this property.
8)

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9)	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.
10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 23rd day of September, 2008

“G.H. Giroux”
___________________________________________
G. H. Giroux, P.Eng., MASc.

APPENDIX 1
LIST OF DRILL HOLES USED IN RESOURCE ESTIMATE

				HOLE
HOLE	EASTING	NORTHING	ELEVATION	LENGTH
GP02-01	5018.00	5047.00	136.20	35.65
GP02-03	4995.00	5050.00	135.90	26.50
GP02-05	4993.00	5010.00	136.50	38.70
GP02-06	4993.00	5009.00	136.50	56.40
GP02-08	5049.50	5008.00	137.10	32.00
GP02-09	5049.50	5007.00	137.10	60.05
GP02-10	5075.00	5005.00	136.70	46.00
GP02-11	5075.00	5004.00	136.70	69.20
GP02-12	5100.00	5010.00	136.60	32.00
GP02-13	5100.00	5009.00	136.60	49.35
GP02-14	5125.00	5000.00	137.20	37.80
GP02-15	5125.00	4999.00	137.20	59.75
GP02-16	5150.00	4990.00	138.00	65.55
GP02-17	5150.00	4989.00	138.00	68.60
GP02-18	5175.00	4979.00	139.60	42.65
GP02-19	5175.00	4978.00	139.60	93.55
GP02-20	4950.00	5014.00	135.98	41.15
GP02-21	4950.00	5013.00	135.98	84.40
GP03-22	5050.00	4935.00	134.51	282.80
GP03-23	4950.00	4955.50	133.86	205.40
GP03-24	5150.00	4939.00	136.98	197.00
GP03-25	5000.00	4824.00	131.55	331.00
GP03-26	5100.00	4839.50	133.67	299.00
GP03-27	5250.00	4922.00	132.22	211.70
GP03-28	4875.00	4960.00	131.98	146.00
GP03-29	5350.00	4949.50	130.16	167.90
GP03-30	4800.00	4967.00	133.59	152.00
GP06-52	5200.00	4935.00	136.64	126.19
GP06-53	5200.00	4934.30	136.42	151.49
GP06-54	5250.00	4969.00	136.49	78.33
GP06-55	5100.00	4919.50	136.05	151.49
GP06-56	4900.00	4963.00	132.29	121.01
GP06-57	5300.00	4945.60	131.46	117.96
GP06-58	5300.00	4944.20	131.61	138.38
GP06-61	5350.00	4872.80	130.31	183.49
GP06-62	5350.00	4824.70	126.84	260.30
GP06-63	5400.00	4901.90	130.53	139.29
GP06-64	5400.00	4900.80	130.73	219.76
GP06-65	5450.00	4878.10	125.13	163.68
GP06-66	5450.00	4877.60	125.00	239.27
GP06-67	5500.00	4886.80	122.60	127.71
GP06-68	5500.00	4885.80	122.45	189.28
GP06-69	5250.00	4848.90	132.02	279.50
GP07-70	4900.00	4872.60	131.84	233.17
GP07-71	4900.00	4872.20	131.73	249.02

GP07-72	4802.50	4870.00	132.33	230.73
GP07-73	4802.50	4869.40	132.25	279.50
GP07-74	5550.00	4809.30	118.59	206.35
GP07-75	5550.00	4808.50	118.74	255.55
GP07-80	5400.00	4798.70	123.47	278.00
GP07-81	5500.00	4769.40	118.20	299.00
GP07-82	5550.00	4765.60	116.91	314.00
GP07-83	4900.00	4988.50	133.56	73.70
GP07-84	4880.50	4996.50	133.58	65.00
GP07-85	4950.00	4975.50	135.12	116.00
GP07-86	4975.00	4962.00	134.73	127.50
GP07-87	5075.00	4929.50	135.11	142.00
GP07-88	5075.00	4928.40	135.23	227.15
GP07-89	5025.00	4980.00	135.68	97.00
GP07-90	5200.00	4987.30	140.75	85.00
GP07-91	5225.00	4985.30	141.28	79.00
GP07-92	5225.00	4984.00	141.89	120.00
GP07-93	5175.50	4976.70	139.62	93.00
GP07-94	5125.00	4856.00	131.18	269.00
GP07-95	5275.00	4931.00	132.41	117.35
GP07-96	5275.00	4930.00	132.72	191.00
GP07-97	5600.00	4814.30	115.00	182.00
GP07-98	5600.00	4813.90	115.00	260.00

68 HOLES		TOTAL		10209.25	m